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As filed with the Securities and Exchange Commission on August 24, 2005.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WEIGHT WATCHERS INTERNATIONAL, INC.
(Exact Name of Registrant as Specified in Its Charter)

Virginia (State or Other Jurisdiction of Incorporation or Organization)	11-6040273 (I.R.S. Employer Identification Number)
11 Madison Avenue, 17th Floor New York, New York 10010 (212) 589-2700 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Robert Hollweg, Esq.
Weight Watchers International, Inc.
11 Madison Avenue, 17th Floor
New York, New York 10010
(212) 589-2700
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:
Kenneth B. Wallach, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Kris F. Heinzelman, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:    ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common stock, no par value	10,350,000 shares	$53.59	$554,656,500	$65,284

Preferred stock purchase rights(3)	—	—	—	—

Total	10,350,000 shares	$53.59	$554,656,500	$65,284

(1)
Includes 1,350,000 shares subject to the underwriters' over-allotment option.

(2)
Estimated solely for the purpose of calculating the registration fee, in accordance with Rule 457(c) under the Securities Act of 1933, as amended. The proposed maximum offering price per share, the proposed maximum aggregate offering price and the amount of the registration fee have been computed on the basis of the average of the high and low prices per share of the common stock on the New York Stock Exchange on August 23, 2005.

(3)
The preferred stock purchase rights initially will trade together with the common stock. The value attributable to the preferred stock purchase rights, if any, is reflected in the offering price of the common stock.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED            , 2005

9,000,000 Shares

Common Stock

        The shares of common stock are being sold by the selling shareholder named in this prospectus. We will not receive any of the proceeds from the shares of common stock sold by the selling shareholder.

        Our common stock is listed on the New York Stock Exchange under the symbol "WTW". The last reported sale price on the New York Stock Exchange Composite Tape on August 24, 2005, was $54.00 per share.

        The underwriters have an option to purchase a maximum of 1,350,000 additional shares from the selling shareholder to cover over-allotments of shares.

        Investing in our common stock involves risks. See "Risk Factors" on page 9.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Shareholder
Per Share	$	$	$
Total	$	$	$

        Delivery of the shares of common stock will be made on or about            , 2005.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	UBS Investment Bank

The date of this prospectus is                        , 2005.

        You should rely on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document is accurate only on the date of this document.

Basis of Presentation

        Unless otherwise stated or the context otherwise requires, references in this prospectus to:

  •
  "Weight Watchers International" refer to Weight Watchers International, Inc., together with its wholly-owned subsidiaries;

  •
  "we," "us," and "our" refer to Weight Watchers International, Inc., together with all of its subsidiaries;

  •
  "WeightWatchers.com" refer to WeightWatchers.com, Inc., together with its subsidiaries; and

  •
  "NACO" refer to our North American company-owned meeting operations;

  •
  "Artal" refer collectively to Artal Group S.A., its parent and its subsidiaries;

  •
  "Artal Luxembourg" refers to Artal Luxembourg S.A., an indirect subsidiary of Artal Group S.A.; and

  •
  "Westend" refers to Westend S.A., the parent of Artal Group S.A.

        On June 13, 2005, we entered into an agreement to acquire control of our licensee and affiliate, WeightWatchers.com. On July 1 and 2, 2005, we increased our ownership interest in WeightWatchers.com from approximately 20% to approximately 53% by (i) exercising warrants to purchase WeightWatchers.com common stock for a total purchase price of approximately $45.7 million; (ii) acquiring shares of WeightWatchers.com common stock owned by the employees of WeightWatchers.com and other parties not related to Artal Luxembourg through a merger of a subsidiary of ours with WeightWatchers.com for a total purchase price of approximately $28.4 million and (iii) acquiring additional shares of WeightWatchers.com common stock, representing outstanding stock options then held by WeightWatchers.com employees, for a total purchase price of approximately $62.3 million. On June 13, 2005, WeightWatchers.com entered into a redemption agreement with Artal Luxembourg to purchase all of the shares of WeightWatchers.com currently owned by Artal Luxembourg at the same price per share as we paid in the merger. Subject to satisfying certain conditions set forth in the redemption agreement, we expect WeightWatchers.com will complete the redemption on December 30, 2005 for a total price of approximately $304.8 million. Upon consummation of the redemption, we will own 100% of WeightWatchers.com.

        As explained below under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies," since April 3, 2004, we have consolidated WeightWatchers.com, initially pursuant to Financial Accounting Standards Board Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R") and beginning with the second quarter of 2005, pursuant to Accounting Research Bulletin No. 51, "Consolidated Financial Statements" as a result of our increased ownership interest in WeightWatchers.com.

Market Data

        When we make statements in this prospectus about our position or our market share in the global weight management services industry, we are using number of customers as our basis of measurement and are making statements of our belief. This belief is based on data from various sources (including market and industry publications, studies, surveys and forecasts), on estimates and assumptions that we have made based on that data and other sources and our knowledge of the markets for our services and products. While we believe our third party sources are reliable, we have not independently verified market and industry data provided by third parties. Accordingly, we cannot assure you that any of these assumptions are accurate or that our assumptions correctly reflect our position or our market share in our industry.

Trademarks

        The following terms used in this prospectus are our trademarks: Weight Watchers®, WeightWatchers.com®, POINTS®, Turnaround™, Core Plan™ and Weight Watchers On-the-Go™.

i

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all the information that may be important to you. You should read the entire prospectus and the information incorporated by reference in this prospectus before making an investment decision, especially the information presented under the heading "Risk Factors."

Weight Watchers

Overview

        We are a leading global branded consumer company and the leading global provider of weight management services, with a presence in 30 countries around the world. With over four decades of weight management experience, expertise and know-how, we have established Weight Watchers as one of the most recognized and trusted brand names among weight conscious consumers. In 2004, consumers spent over $2.5 billion on Weight Watchers branded products and services, including meetings conducted by us and our franchisees, products sold at meetings, Internet subscription products sold by WeightWatchers.com, licensed products sold in retail channels and magazine subscriptions and other publications. On a consolidated basis, from the twelve months ended December 30, 2000 through fiscal 2004, our revenues and operating income have grown at a compound annual growth rate of 24% and 29%, respectively. Our revenues and operating income for fiscal 2004 were $1,024.9 million and $305.9 million, respectively.

        The high awareness and credibility of our brand among all types of weight-conscious consumers— women and men, consumers online and offline, the support-inclined and the self-help inclined—provide us with a significant competitive advantage and growth opportunity. As the number of overweight and obese people worldwide grows, we believe our global presence and brand awareness uniquely position us to capture an increasing share of the global weight management market through our core meeting business and our additional growth vehicles such as WeightWatchers.com and our licensing efforts.

        In the more than 40 years since our founding, we have built our meeting business by helping millions of people around the world lose weight through a sensible and sustainable diet, exercise, behavior modification and group support. Each week, approximately 1.5 million members attend approximately 46,000 Weight Watchers meetings around the world, which are run by more than 15,000 leaders—each of whom has lost weight on our program. We are constantly improving our scientifically based weight management approaches, and we are the only commercial weight management program whose efficacy has been clinically proven. Our strong brand, together with the effectiveness of our programs, loyal customer base and unparalleled network and infrastructure, enable us to attract new and returning members efficiently. Our customer acquisition costs remain relatively low due to both word of mouth referrals and mass marketing programs.

        Through WeightWatchers.com, we offer Internet subscription weight management products to consumers and maintain an interactive presence on the Internet for the Weight Watchers brand. We believe WeightWatchers.com is the leader in weight management Internet subscription products and has twice the market share of its next largest Internet competitor. Currently, we provide two subscription offerings: Weight Watchers Online and Weight Watchers eTools. Weight Watchers Online provides interactive and personalized resources that allow users to follow our weight management plans via the Internet. Weight Watchers eTools is the Internet weight management companion for Weight Watchers meetings members who want to interactively manage the day-to-day aspects of their weight management plans on the Internet. We currently offer these two products in the United States, the United Kingdom, Canada and Germany.

        Our licensing business has been rapidly growing in both the United States and internationally. Other companies are showing an increased interest in licensing our brand and other intellectual property as a platform to build their businesses, since the Weight Watchers brand brings high credibility and access to the weight conscious consumer. By partnering with carefully selected companies in categories relevant and helpful to weight conscious consumers, we have created a highly profitable business as well as a powerful vehicle to reinforce the Weight Watchers brand in the minds of our target consumers.

Our Competitive Strengths

        We believe that we have significant competitive advantages that support our leadership position in the weight management industry:

  •
  Leading Global Weight Management Brand.    Our proven track record of more than 40 years of safe and sensible weight management has established Weight Watchers as the leading global weight management brand. We believe that our brand conveys an image of healthy, flexible and effective weight management in a supportive environment. Our brand is widely recognized and trusted throughout the world with retail sales of over $2.5 billion in 2004, including sales by licensees and franchisees. Currently, over 90% of U.S. women recognize the Weight Watchers brand. We also enjoy strong brand presence in several key international markets, including the United Kingdom, Canada, Germany, France and Australia.

  •
  Number One Global Market Position.    We are the market leader in weight management services in nearly every country in which we operate. We have an unparalleled global network of more than 15,000 leaders running approximately 46,000 meetings each week. Our network of leaders, who have achieved their weight loss goals on our programs, combined with our strong brand, provides us with a formidable competitive advantage. Similarly, by leveraging our over four decades of expertise and investing aggressively in innovative web-based software and industry leading content, we have established WeightWatchers.com as the leading Internet weight management provider in the world.

  •
  Weight Management Expertise.    Our significant weight management expertise greatly enhances our ability to develop effective services and products. We continuously support research and monitor scientific developments in an effort to improve our services and products. We also benefit from an internationally recognized board of scientific advisors as well as our involvement in weight management organizations and agencies around the world. In addition, Weight Watchers is the only commercial weight management program whose efficacy has been demonstrated scientifically. Clinical studies have shown that people who attended Weight Watchers meetings were more likely to lose weight than people who dieted on their own and that people who completed the weight loss and maintenance phases of the Weight Watchers program were able to maintain long-term weight loss.

  •
  Loyal Customer Base.    The quality and the compelling consumer value of our offerings as well as the trust in our brand engender a deep affinity to Weight Watchers. As a result, our meeting members have historically demonstrated a consistent pattern of repeat enrollment over a number of years. On the Internet, WeightWatchers.com's subscription products have high levels of customer satisfaction, strong retention and growing repeat subscriptions. This loyalty to our brand generates significant word-of-mouth referrals which help keep our marketing costs relatively low.

  •
  Diversified Revenue Streams.    Our presence in 30 countries on six continents, including every major weight management market outside of Asia, provides diversified revenue streams across our international markets. In addition, our broad array of services and products, including our meetings, product sales, Internet subscription products and licensing activities, helps us diversify our revenues.

  •
  Attractive Business Model.    Our meetings-based business model features high gross margins and a variable cost structure and consistently generates strong cash flow.

    •
    High Gross Margins.    Since the end of 2000, our meetings-based business has generated gross margins of over 50%. These margins result from our high average meeting attendance and our increasing product sales per attendee, while our cost of sales is primarily limited to the compensation of two or three part-time employees per meeting, the hourly rental of meeting locations and the cost of products sold.

    •
    Variable Cost Structure.    Our staff is usually paid on a commission basis and space is typically rented as needed. Moreover, we adjust the number of meetings according to demand, including seasonal fluctuations. This variable cost structure enables us to maintain high margins across varying levels of demand.

    •
    Strong Free Cash Flow.    Since fiscal 2001, our operating income margin has been 30% or higher, while our capital expenditures have been less than 1% of revenues. We require little new capital to grow because we can add additional meetings with little or no capital expenditures and our members typically pay cash at each meeting or prepay for a series of meetings.

    On the Internet, we have built a high growth and profitable subscription business with attractive margins. For the first six months of 2005, WeightWatchers.com generated an operating income margin of 31%, prior to paying inter-company royalties and excluding transaction expenses, despite significant investment in entering new markets that are still in the early stages of development.

Our Growth Strategies

        With our broad range of services and products, we believe we are uniquely positioned to increase our share of the growing global weight-management market by:

  •
  Growing Our Meeting Business.    We believe that we have significant long-term growth opportunities in most countries where we have established a meeting infrastructure. We believe that the penetration rate of over 20% of our target demographic group, overweight women ages 25 to 64, achieved by all group education-based commercial weight management programs in the United Kingdom demonstrates the potential for significant increases in penetration in our other major existing markets:

  •
  United States.    In NACO, our largest market, our attendance (including franchise acquisitions) grew at a compound annual rate of 23% from the twelve months ended December 30, 2000 to fiscal 2004. Our penetration in the United States is only approximately 9% of our target demographic group.

  •
  Continental Europe.    In Continental Europe, our attendance grew at a compound annual rate of 13% from the twelve months ended December 30, 2000 to fiscal 2004. In Germany, the largest Continental European market, our penetration is still only approximately 3% of our target demographic group.

    We expect to increase our penetration in our major existing markets primarily by growing our meeting infrastructure, continuing to improve our program offerings and marketing messages and expanding our target market beyond our current core demographics. In addition, we believe we have the ability to enter new markets as our program has proven adaptable in 30 countries. We also believe that synergies with WeightWatchers.com will further accelerate the growth of our meetings business.

  •
  Increasing Product Sales.    In fiscal 2004, sales of our proprietary products represented 27% of our revenues, up from 21% in fiscal 2000. We have grown our product sales per attendee by focusing on a core group of products that complement our program and help our members in their weight management efforts. We currently sell bars, snacks, cookbooks, POINTS calculators and other items. We will continue to optimize our product offerings by updating existing products and selectively introducing new relevant products.

  •
  Growing WeightWatchers.com.    We believe that the market for Internet weight management products is still in the early stages of development and expect it to continue its strong growth. In the four years since WeightWatchers.com offered its first product, it has grown its revenues from $9.0 million in fiscal 2001 to $87.8 million in fiscal 2004. We plan to continue WeightWatchers.com's growth by increasing penetration in existing markets and by launching our Internet subscription products in additional countries. We believe we can significantly increase WeightWatchers.com's still relatively limited penetration of its core market of self-help inclined overweight women by increasing awareness of WeightWatchers.com through multi-channel marketing programs and corporate selling efforts. In addition, we believe we can further build our WeightWatchers.com business by continuing to increase our retention and re-subscription rates, developing new offerings targeted towards new customer segments such as men and developing additional revenue sources such as e-Commerce and advertising sales.

  •
  Developing Corporate Sales Channel.    We launched our Corporate Solutions sales and marketing initiative in the United States in the first half of 2005 to address the increasing demand by national companies for wellness services and products for their employees. We believe our broad range of services and products uniquely positions us to serve this market and help corporations reduce their health care costs and improve the well-being of their employees. Our Corporate Solutions sales and marketing initiative leverages a corporation's internal communications to promote our services and products directly to its employees. As part of this strategy, we have built a dedicated national sales and account management team focused on engaging national clients.

  •
  Growing Our Licensing Business.    We license the Weight Watchers brand and other intellectual property in certain categories of food and other consumer products to carefully selected partners. We believe there are significant opportunities both in the United States and internationally to take advantage of the strength of our brand and other intellectual property through additional licensing agreements. We have recently expanded our global licensing team in order to focus on increasing the number of categories and geographies of our licensed products.

Recent Developments

        On June 13, 2005, we entered into an agreement to acquire control of our licensee and affiliate, WeightWatchers.com. On July 1 and 2, 2005, we increased our ownership interest in WeightWatchers.com from approximately 20% to approximately 53%. On June 13, 2005, WeightWatchers.com entered into a redemption agreement with Artal Luxembourg to purchase all of the shares of WeightWatchers.com currently owned by Artal Luxembourg. Subject to satisfying certain conditions set forth in the redemption agreement, we expect WeightWatchers.com will complete the redemption on December 30, 2005 and upon consummation of the redemption, we will own 100% of WeightWatchers.com.

        The transactions described above were evaluated, negotiated and recommended by a Special Committee of our Board of Directors, consisting of our independent directors.

        Our principal executive offices are located at 11 Madison Avenue, 17th Floor, New York, New York, 10010. Our telephone number at that address is (212) 589-2700. Our consumer website is at www.weightwatchers.com. Our investor website is at www.weightwatchersinternational.com. Information on these websites does not constitute part of this prospectus.

The Offering

Common stock offered by the selling shareholder	9,000,000 shares (or 10,350,000 shares if the underwriters exercise the over-allotment option in full)
Total common stock outstanding after this offering	103,283,332 shares
Use of proceeds
We will not receive any of the proceeds from the sale of shares by the selling shareholder. The selling shareholder will receive all the proceeds from the sale of shares of our common stock offered in this prospectus.
New York Stock Exchange symbol	WTW

        The number of shares of common stock shown to be outstanding after this offering is based on the number of shares outstanding as of July 2, 2005. This number excludes:

  •
  2,954,331 shares of our common stock issuable upon exercise of outstanding stock options at an average option exercise price of $23.98;

  •
  62,307 shares of our common stock issuable upon the vesting of restricted stock units; and

  •
  2,499,505 shares of our common stock reserved for future issuance under our existing stock incentive plans.

Unless we specifically state otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

        As of July 2, 2005, the selling shareholder, together with its affiliates, held approximately 62.2% of our outstanding common stock. After giving effect to this offering and assuming no exercise of the underwriters' option to purchase 1,350,000 additional shares, the selling shareholder, together with its affiliates, will own approximately 53.5% of our outstanding common stock.

Summary Historical Consolidated Financial and Other Information

        The following table sets forth our summary historical financial and other information for the periods indicated. The summary historical financial information as of and for the fiscal year ended December 29, 2001 and as of December 28, 2002 has been derived from our audited consolidated financial statements, which are not included in this prospectus. The summary historical financial information for the fiscal year ended December 28, 2002, and as of and for the fiscal years ended January 3, 2004 and January 1, 2005 has been derived from our audited financial statements and the related notes included elsewhere in this prospectus. The summary unaudited historical financial information for the twelve months ended December 30, 2000 has been derived from our historical results of operations for the eight months ended December 30, 2000, which are not included in this prospectus, plus our results of operations for the four months ended April 29, 2000, which are derived from our results of operations for the historical fiscal year ended April 29, 2000, which are not included in this prospectus. The summary historical financial information as of and for the six months ended July 3, 2004 and July 2, 2005 has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, all adjustments, which consist only of normal recurring adjustments, considered necessary for a fair presentation of this information have been included. Interim results for the six months ended July 2, 2005 are not necessarily indicative of, and are not projections for, the results to be expected for the full fiscal year.

        As explained below under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies," since April 3, 2004, we have consolidated WeightWatchers.com, initially pursuant to Financial Accounting Standards Board Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R") and beginning with the second quarter 2005, pursuant to Accounting Research Bulletin No. 51, "Consolidated Financial Statements" as a result of our increased ownership interest in WeightWatchers.com.

        You should read the following summary historical financial and other information in conjunction with "Selected Historical Financial and Other Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Twelve Months Ended	Fiscal Year Ended				Six Months Ended
	December 30, 2000	December 29, 2001	December 28, 2002	January 3, 2004	January 1, 2005	July 3, 2004	July 2, 2005
	(54 weeks)	(52 weeks)	(52 weeks)	(53 weeks)	(52 weeks)	(26 weeks)	(26 weeks)
	(unaudited)					(unaudited)
	(In millions, except per share amounts)
Statement of operations information:
Revenues, net	$439.4	$623.9	$809.6	$943.9	$1,024.9	$546.3	$642.6
Cost of revenues	218.0	286.4	370.3	440.4	487.1	254.0	284.5

Gross profit	221.4	337.5	439.3	503.5	537.8	292.3	358.1
Marketing expenses	54.8	69.7	81.2	113.6	134.8	78.7	99.5
Selling, general and administrative expenses	56.3	73.0	61.3	73.8	97.1	44.4	108.1	(1)

Operating income	110.3	194.8	296.8	316.1	305.9	169.2	150.5	(1)
Interest expense, net	57.6	54.5	42.3	33.7	16.8	8.3	9.2
Other expense (income), net	3.5	13.4	19.0	2.8	(4.7)	(3.5)	1.7
Early extinguishment of debt	—	4.7	—	47.4	4.3	3.3	—

Income before income taxes, minority interest and cumulative effect of accounting change	49.2	122.2	235.5	232.2	289.5	161.1	139.6
Provision for (benefit from) income taxes	18.1	(25.0)	91.8	88.3	94.5	59.6	53.5

Income before minority interest and cumulative effect of accounting change	31.1	147.2	143.7	143.9	195.0	101.5	86.1
Minority interest	0.3	—	—	—	—	—	—

Income before cumulative effect of accounting change	30.8	147.2	143.7	143.9	195.0	101.5	86.1
Cumulative effect of accounting change, net of tax	—	—	—	—	(11.9)	(11.9)	—

Net income	$30.8	$147.2	$143.7	$143.9	$183.1	$89.6	$86.1	(1)

Preferred stock dividends	$1.5	$1.5	$0.3	—	—	—	—

Net income available to common shareholders	$29.3	$145.7	$143.4	$143.9	$183.1	$89.6	$86.1	(1)

	Fiscal Year Ended				Six Months Ended
	December 29, 2001	December 28, 2002	January 3, 2004	January 1, 2005	July 3, 2004	July 2, 2005
	(52 weeks)	(52 weeks)	(53 weeks)	(52 weeks)	(26 weeks)	(26 weeks)
					(unaudited)
	(In millions, except per share amounts)
Per share information:
Basic earnings per share:
Income before cumulative effect of accounting change	$1.34	$1.35	$1.35	$1.86	$0.96	$0.84
Cumulative effect of accounting change, net of taxes	—	—	—	(0.11)	(0.11)	—

Net income	$1.34	$1.35	$1.35	$1.75	$0.85	$0.84

Diluted earnings per share:
Income before cumulative effect of accounting change	$1.31	$1.31	$1.31	$1.82	$0.94	$0.82
Cumulative effect of accounting change, net of taxes	—	—	—	(0.11)	(0.11)	—

Net income(2)	$1.31	$1.31	$1.31	$1.71	$0.83	$0.82	(1)

Basic weighted average number of shares	108.7	106.0	106.7	104.7	105.7	103.0

Diluted weighted average number of shares	111.6	109.7	109.7	106.9	108.2	104.7

Other financial information:
Net cash provided by (used in):
Operating activities	$121.6	$164.9	$233.1	$252.4	$146.2	$181.4
Investing activities	(120.1)	(73.9)	(211.6)	(65.8)	(30.0)	(64.1)
Financing activities	(21.4)	(60.5)	(59.5)	(180.4)	(106.5)	(15.7)
Depreciation and amortization	13.2	4.7	5.9	8.9	4.0	6.1
Capital expenditures	3.8	4.9	5.0	5.2	2.2	4.8
Balance sheet information (at end of period):
Working capital (deficit)	$(24.1)	$22.0	$(19.5)	$(26.8)	$(48.9)	$(266.5	)(3)
Total assets	482.8	606.4	770.7	816.2	779.8	938.3
Total debt	474.0	454.7	469.9	469.1	432.7	483.6
Redeemable preferred stock	26.0	—	—	—	—	—

(1)
As a result of our acquisition of WeightWatchers.com, we incurred $43.6 million in acquisition-related expenses which were recorded in selling, general and administrative expenses for the six months ended July 2, 2005. These acquisition-related expenses resulted in a reduction to operating income and net income for the period of $43.6 million and $25.9 million, net of taxes, respectively. See note 2 to our unaudited quarterly consolidated financial statements.

(2)
Effective December 30, 2001, we adopted SFAS No. 142, "Goodwill and Other Intangibles Assets," and as a result, we are no longer amortizing our goodwill. Had we adopted this standard at the beginning of the twelve months ended December 30, 2000, our net income available to common shareholders would have been $35.5 million for the twelve months ended December 30, 2000 and our net income available to common shareholders and diluted earnings would have been $152.0 million and $1.37 for fiscal 2001, respectively. See note 2 to our audited consolidated financial statements.

(3)
As a result of WeightWatchers.com's agreement to redeem its shares held by Artal Luxembourg, the full redemption amount of $304.8 million is recorded as a dividend payable to Artal Luxembourg because the agreement is considered to be a transaction between entities under common control as defined by EITF 02-05 Definition of "Common Control" in Relation to FASB Statement No. 141. Accordingly, working capital is reduced by a corresponding amount.

RISK FACTORS

        An investment in our common stock involves risks. You should consider carefully, in addition to the other information contained or incorporated by reference in this prospectus, the following risk factors before deciding to purchase any shares of our common stock.

Risks Relating To Our Company

Competition from a variety of other weight management industry participants or the development of more effective or more favorably perceived weight management methods could result in decreased demand for our products and services.

        The weight management industry is highly competitive. We compete against a wide range of providers of weight management products and services. Our competitors include: self-help weight management regimens and other self-help weight management products and publications such as books, tapes and magazines; commercial weight management programs; Internet weight management approaches; dietary supplements and meal replacement products; weight management services administered by doctors, nutritionists and dieticians; surgical procedures; the pharmaceutical industry; government agencies and non-profit groups that offer weight management services; and fitness centers. Additional competitors may emerge as new or different products or methods of weight management are developed and marketed. More effective or more favorably perceived diet and weight management methods, including pharmaceutical treatments, fat and sugar substitutes or other technological and scientific advances in weight management, also could be developed. This competition may reduce demand for our products and services. Any such decrease may adversely affect our business, financial condition and results of operations.

        The purchasing decisions of weight management customers are highly subjective and can be influenced by many factors, such as brand image, marketing programs, cost and perception of the efficacy of the product and service offerings. Moreover, customers can, and frequently do, change weight management approaches easily and at little cost. For example, in 2003 and 2004, our revenue growth was adversely affected by increased popularity and media exposure of low-carbohydrate diets.

Our operating results depend on the effectiveness of our marketing and advertising programs.

        Our business success depends on our ability to attract and retain members to our meetings and subscribers to WeightWatchers.com. The effectiveness of our marketing practices, in particular our advertising campaigns, is important to our financial performance. If our marketing and advertising campaigns do not generate a sufficient number of members and subscribers, our results of operations will be adversely affected.

If we do not continue to develop innovative new products and services or if our products and services are not accepted by the market, our business may suffer.

        The weight management industry is subject to changing customer demands based, in large part, on the efficacy and popular appeal of weight management programs. Our future success depends on our ability to continue to develop and market new products and services and to enhance our existing products and services on a timely basis to respond to new and evolving customer demands, achieve market acceptance and keep pace with new nutritional and weight management developments. We may not be successful in developing, introducing on a timely basis or marketing any new or enhanced products and services, and we cannot assure you that any new or enhanced products or services will be accepted by the market. Our failure to develop new and innovative products and services or the failure of our products and services to be accepted by the market would have an adverse impact on our business, financial condition and results of operations.

The Weight Watchers brand could be impaired due to actions taken by our franchisees and licensees.

        We believe that the Weight Watchers brand is one of our most valuable assets and that our reputation provides us with a competitive advantage. Our franchisees operate their businesses under our brand. In addition, we license the Weight Watchers brand to third-party manufacturers of a variety of goods, including food products. Because our franchisees and licensees are independent third parties with their own financial objectives, actions taken by them, including breaches of their contractual obligations, such as not following our diets or not maintaining our quality standards, could harm our brand or reputation. Also, the products we license to third parties may be subject to product recalls or other deficiencies. Any negative publicity associated with these actions would adversely affect our reputation and may result in decreased products sales, meeting attendance and Internet subscriptions and lower revenues and profits.

Our international operations expose us to economic, political and social risks in the countries in which we operate.

        The international nature of our operations involves a number of risks, including changes in U.S. and foreign government regulations, tariffs, taxes and exchange controls, economic downturns, inflation and political and social instability in the countries in which we operate and our dependence on foreign personnel. Foreign government regulations may also restrict our ability to operate in those countries, acquire new businesses or repatriate dividends from foreign subsidiaries back to the United States. We cannot be certain that we will be able to enter and successfully compete in additional foreign markets or that we will be able to continue to compete in the foreign markets in which we currently operate.

We are exposed to foreign currency risks from our international operations that could adversely affect our financial results.

        A significant portion of our revenues and operating costs are denominated in foreign currencies. We are therefore exposed to fluctuations in the exchange rates between the U.S. dollar and the currencies in which our foreign operations receive revenues and pay expenses. Our consolidated financial results are denominated in U.S. dollars and therefore, during times of a strengthening U.S. dollar, our reported international revenues and earnings will be reduced because the local currency will translate into fewer U.S. dollars. In addition, the assets and liabilities of our non-U.S. subsidiaries are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated into U.S. dollars at the average exchange rate for the period. Translation adjustments arising from the use of differing exchange rates from period to period are recorded in shareholders' equity as accumulated other comprehensive income (loss). Translation adjustments arising from intercompany receivables with our foreign subsidiaries are generally recorded as a component of other expense (income). Accordingly, changes in currency exchange rates will cause our net income and shareholders' equity to fluctuate.

We may not successfully make or integrate acquisitions.

        As part of our growth strategy, we intend to pursue selected acquisitions. We cannot assure you that we will be able to effect acquisitions on commercially reasonable terms or at all. Even if we enter into these transactions, we may not realize the benefits we anticipate or we may experience: difficulties in integrating any acquired companies and products into our existing business; attrition of key personnel from acquired businesses; significant charges or expenses; higher costs of integration than we anticipated; or unforeseen operating difficulties that require significant financial and managerial resources that would otherwise be available for the ongoing development or expansion of our existing operations.

        Consummating these transactions could also result in the incurrence of additional debt and related interest expense, as well as unforeseen contingent liabilities, all of which could have a material adverse effect on our business, financial condition and results of operations. We may also issue additional equity in connection with these transactions, which would dilute our existing shareholders.

Disputes with our franchise operators could divert our management's attention from their ordinary responsibilities.

        In the past, we have had disputes with our franchisees regarding operations and other contractual issues. We continue to have disputes with some of our franchisees regarding the interpretation of franchisee rights as they relate to the Internet and mail-order products. These disputes and any future disputes could divert the attention of our management from their ordinary responsibilities.

Our results of operations may decline as a result of a downturn in general economic conditions or consumer confidence.

        Our results of operations are highly dependent on meeting fees, product sales and Internet product subscriptions. A downturn in general economic conditions or consumer confidence and spending in any of our major markets, including as a result of a terrorist attack, could result in people curtailing their discretionary spending, which, in turn, could reduce attendance at our meetings, product sales and Internet product subscriptions. Any such reduction would adversely affect our results of operations.

The seasonal nature of our business could cause our operating results to fluctuate.

        We have experienced and expect to continue to experience fluctuations in our quarterly results of operations. Our business is seasonal with revenues generally decreasing at year end and during the summer months. This seasonality could cause our share price to fluctuate as the results of an interim financial period may not be indicative of our full year results. Seasonality also impacts relative revenue and profitability of each quarter of the year, both on a quarter-to-quarter and year-over-year basis. The timing of certain holidays, particularly Easter, which precedes the spring diet season and occurs between March 22 and April 25, may affect our results of operations and the year-to-year comparability of our results. This seasonality could cause our stock price to fluctuate as the comparative change in our results for an interim financial period may not be indicative of our full year results.

        In addition, our meeting operations are subject to local conditions beyond our control, including weather, natural disasters and other extraordinary events, that may prevent current or prospective members from attending or joining meetings. The inability of prospective members to join our meetings at the beginning of a diet season could adversely affect our results of operations throughout the entire diet season.

Third parties may infringe on our brand name and other intellectual property rights, which may have an adverse impact on our business.

        We currently rely on a combination of trademark, copyright, trade secret, patent and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights, including our brand name. If we fail to successfully enforce our intellectual property rights, the value of our brand name, products and services could be diminished and our business may suffer. Our precautions may not prevent misappropriation of our intellectual property, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States. Any legal action that we may bring to protect our brand name and other intellectual property could be unsuccessful and expensive and could divert management's attention from other business concerns. In addition, legal standards relating to the validity, enforceability and scope of protection of intellectual property, especially in Internet-related businesses, are uncertain and evolving. We cannot assure you that these evolving legal standards will sufficiently protect our intellectual property rights in the future.

We may in the future be subject to intellectual property rights claims.

        Third parties may in the future make claims against us alleging infringement of their intellectual property rights. Any intellectual property claims, regardless of merit, could be time-consuming and expensive to litigate or settle and could significantly divert management's attention from other business concerns. In addition, if we were unable to successfully defend against such claims, we may have to pay damages, stop selling the product or service or stop using the software, technology or content found to be in violation of a third party's rights, seek a license for the infringing product, service, software, technology or content or develop alternative noninfringing products, services, software, technology or content. If we cannot license, develop alternatives or stop using the product, service, software, technology or content for any infringing aspects of our business, we may be forced to limit our product and service offerings. Any of these results could reduce our revenues and our ability to compete effectively, increase our costs and harm our business.

Any failure of our technology or systems to perform satisfactorily could result in expenditure of significant resources, impair our operations or damage our reputation.

        We rely on software, hardware, network systems and similar technology that is either developed by us or licensed from third parties to operate our websites and subscription offerings. As much of this technology is relatively new and complex, there may be future errors, defects or performance problems, including when we update our technology to expand and enhance our capabilities. Our technology may malfunction or suffer from defects that become apparent only after extended uses. In addition, our operations depend on our ability to protect our information technology systems against damage from fire, power loss, water, earthquakes, telecommunications failures, vandalism and other malicious acts and similar unexpected adverse events. Interruptions in our products' offerings or websites could result from unknown hardware defects, insufficient capacity or the failure of our website hosting and telecommunications providers to provide continuous and uninterrupted service. We do not have a fully redundant system that includes an instant back-up hosting facility. As a result of these possible defects or problems, our websites or subscription products could be rendered unreliable or be perceived as unreliable by customers. Any failure of our technology or systems could result in the expenditure of significant resources, impair our operations or damage our reputation.

Our reputation and the appeal of our products and services offerings may be harmed by security breaches.

        Unauthorized users who penetrate our information security could misappropriate proprietary information or cause interruptions to the subscription offerings on our websites. As a result, it may become necessary to expend significant additional amounts of capital and resources to protect against, or to alleviate, problems caused by unauthorized users. These expenditures, however, may not prove to be a timely remedy against unauthorized users who are able to penetrate our information security. In addition to purposeful security breaches, the inadvertent transmission of computer viruses could adversely affect our computer systems and, in turn, harm our business.

        An increasing number of states require that customers be notified if a security breach results in the disclosure of their personal financial account or other information. Other states and governmental entities are considering such "notice" laws. In addition, other public disclosure laws may require that material security breaches be reported. If we experience a security breach and such notice or public disclosure is required in the future, our reputation and our business may be harmed. Privacy concerns among prospective and existing customers regarding our use of personal information collected on our websites or through our products and services, such as weight management information, financial data, e-mail addresses and home addresses, could keep them from using our websites or purchasing our products or services. Industry-wide events or events with respect to our websites, including misappropriation of third-party information, security breaches or changes in industry standards, regulations or laws could deter people from using our websites or purchasing our offerings, which could harm our business.

Our businesses are subject to legislative and regulatory restrictions.

        A number of laws and regulations govern our advertising, franchise operations and relations with consumers, employees and other service providers in the countries in which we operate. The Federal Trade Commission, or FTC, and certain states and foreign jurisdictions regulate advertising, disclosures to consumers, privacy, consumer pricing or billing arrangements, and other consumer matters.

        During the mid-1990s, the FTC filed complaints against a number of commercial weight management providers alleging violations of federal law in connection with the use of advertisements that featured testimonials, claims for program success and program costs. In 1997, we entered into a consent order with the FTC settling all contested issues raised in the complaint filed against us. The consent order requires us to comply with certain procedures and disclosures in connection with our advertisements of products and services.

        Since we operate our meetings business both in the United States and internationally, we are subject to many distinct employment, labor and benefits laws in each country in which we operate, including regulations affecting our employment practices and our relations with our employees and service providers. If we are required to comply with new regulations or new interpretations of existing regulations, or if we are unable to comply with these regulations or interpretations, our business could be adversely affected.

        Future legislation or regulations, including legislation or regulations affecting our marketing and advertising practices, relations with consumers or franchisees or our food and weight management products and services, may have an adverse impact on us.

Our debt service obligations and the restrictions of our debt covenants could impede our operations and flexibility.

        Our financial performance could be affected by our level of debt. As of July 2, 2005, we had total debt of $483.6 million. We also had additional availability under our revolving credit facility as of that date of $161.3 million. In addition, we expect that WeightWatchers.com will finance the redemption of its shares held by Artal Luxembourg with available cash and additional credit borrowings. We expect to obtain the money to pay our expenses and to pay the principal and interest on our outstanding debt from our operations. Our ability to meet our expenses and debt service obligations thus depends on our future performance, which may be affected by financial, business, economic, demographic and other factors, such as attitudes toward weight management and pressure from our competitors. If we do not have enough money to pay our debt service obligations, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or raise equity. In such an event, we may not be able to refinance our debt, sell assets, borrow more money or raise equity on terms acceptable to us or at all.

        Our credit facilities contain customary covenants, including covenants that in certain circumstances restrict our ability to incur additional indebtedness, pay dividends on and redeem capital stock, make other restricted payments, including investments, sell our assets and enter into consolidations, mergers and transfers of all or substantially all of our assets. Our credit facilities also require us to maintain specified financial ratios and satisfy financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control and we cannot assure you that we will meet those ratios and tests. A breach of any of these covenants, ratios, tests or restrictions could result in an event of default under the credit facilities. If an event of default exists under the credit facilities, the lenders could elect to cease making loans and declare all amounts outstanding thereunder to be immediately due and payable. If the lenders under the credit facilities accelerate the payment of the indebtedness, we cannot assure you that our assets would be sufficient to repay in full that indebtedness and our other indebtedness that would become due as a result of any acceleration.

Risks Related to this Offering

Artal controls us and may have conflicts of interest with other shareholders in the future.

        Artal controls us. After this offering, Artal will beneficially own 53.5% of our common stock or 52.2% if the underwriters exercise their over-allotment option in full. Consequently, Artal will continue to be able to control the election and removal of our directors and determine our corporate and management policies, including potential mergers or acquisitions, payment of dividends, asset sales, the amendment of our articles of incorporation or bylaws and other significant corporate transactions. This concentration of our ownership may delay or deter possible changes in control of our company, which may reduce the value of your investment. We cannot assure you that the interests of Artal will coincide with the interests of other holders of our common stock.

We are a "controlled company" within the meaning of the New York Stock Exchange rules and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements.

        Artal controls a majority of the voting power of our outstanding common stock. Under the New York Stock Exchange rules, a listed company of which more than 50% of the voting power is held by another person or group of persons acting together is a "controlled company" and such a company may elect not to comply with certain New York Stock Exchange corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities and (4) the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. We have elected to be treated as a "controlled company" and thus utilize these exemptions. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

Future sales of our shares, or the perception of such future sales, could cause our stock price to decline.

        The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering or the perception that these sales may occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

        As of July 2, 2005 there were 103,283,332 shares of our common stock outstanding. Subject to the lock-up provisions described below and certain management and employee shareholders agreements, all of these shares will be freely tradeable without restriction or further registration under the Securities Act of 1933 (the "Securities Act"), as amended, by persons other than our affiliates within the meaning of Rule 144 under the Securities Act.

        Following this offering, Artal will own 55,265,825 shares of our common stock, or 53,915,825 shares if the underwriters exercise their over-allotment option in full. Artal will be able to sell its shares in the public market from time to time, subject to certain limitations on the timing, amount and method of those sales imposed by SEC regulations. Artal and the underwriters have agreed to a "lock-up" period, meaning that Artal may not sell any of its shares without the prior consent of Credit Suisse First Boston LLC and UBS Securities LLC for 90 days after the date of this prospectus. Artal has the right to cause us to register the sale of shares of common stock owned by it and to include its shares in future registration statements relating to our securities. If Artal were to sell a large number of its shares, the market price of our stock could decline significantly. In addition, the perception in the public markets that sales by Artal might occur could also adversely affect the market price of our common stock.

        In the future, we may issue our common stock in connection with investments. The amount of our common stock issued in connection with an investment could constitute a material portion of our then outstanding common stock.

Our articles of incorporation and bylaws and Virginia corporate law contain provisions that may discourage a takeover attempt.

        Provisions contained in our articles of incorporation and bylaws and the laws of Virginia, the state in which we are incorporated, could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. Provisions of our articles of incorporation and bylaws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. For example, our articles of incorporation authorize our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our shareholders. Thus, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. These rights may have the effect of delaying or deterring a change of control of our company. In addition, a change of control of our company may be delayed or deterred as a result of our having three classes of directors or as a result of the shareholders' rights plan adopted by our board of directors. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

        The price you pay in this offering may not reflect the market price of our common stock following this offering and we cannot assure you that the market price will equal or exceed the price you pay in this the offering. The trading price of our common stock may be subject to wide fluctuations. Factors affecting the trading price of our common stock may include:

  •
  variations in our financial results;

  •
  announcements of new business initiatives by us or by our competitors;

  •
  recruitment or departure of key personnel;

  •
  changes in the estimates of our financial results, or any failure by us to meet or exceed any such estimates, or changes in the recommendations of any securities analysts that elect to follow our common stock or the common stock of our competitors; and

  •
  market conditions in our industry and the economy as a whole.

        In addition, if the market for weight management products and services or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline in spite of our operating performance. The trading price of our common stock may also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. You may be unable to resell your shares of our common stock at or above the offering price.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, the price of our stock could decline.

        The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We cannot control what these analysts publish. Furthermore, if one or more of the analysts who do cover us downgrades our stock or our industry, or the stock of any of our competitors, the price of our stock could decline. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference in this prospectus include "forward-looking statements," within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, in particular, the statements about our plans, strategies and prospects under the headings "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Industry" and "Business." We have used the words "may," "will," "expect," "anticipate," "believe," "estimate," "plan," "intend" and similar expressions in this prospectus and the documents incorporated by reference in this prospectus to identify forward-looking statements. We have based these forward-looking statements on our current views with respect to future events and financial performance. Actual results could differ materially from those projected in the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

  •
  competition, including price competition and competition with self-help, pharmaceutical, surgical, dietary supplements and meal replacement products, and other weight management brands, diets, programs and products;

  •
  risks associated with the relative success of our marketing and advertising;

  •
  risks associated with the continued attractiveness of our programs;

  •
  risks associated with general economic conditions and consumer confidence; and

  •
  the other factors discussed under the heading "Risk Factors."

        You should not put undue reliance on any forward-looking statements. You should understand that many important factors, including those discussed under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," could cause our results to differ materially from those expressed or suggested in any forward-looking statements. Except as required by law, we do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances that occur after the date of this prospectus or to reflect the occurrence of anticipated events.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of shares by the selling shareholder. The selling shareholder will receive all the proceeds from the sale of the shares of our common stock in this offering.

DIVIDEND POLICY

        We have not declared or paid any cash dividends on our common stock since our acquisition by Artal in 1999. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors, after taking into account our financial results, capital requirements and other factors they may deem relevant. Our existing credit facility imposes restrictions on our ability to pay dividends.

PRICE RANGE OF OUR COMMON STOCK

        Weight Watchers common stock is listed on the New York Stock Exchange or the NYSE. The common stock trades on the NYSE under the symbol "WTW."

        The following table sets forth, for the period indicated, the high and low sales prices per share for our common stock as reported on the NYSE consolidated tape.

2005

	High	Low
First Quarter	$47.49	$40.51
Second Quarter	$54.00	$40.07
Third Quarter (through August 24, 2005)	$58.95	$50.88

2004

	High	Low
First Quarter	$43.95	$35.82
Second Quarter	$43.26	$31.83
Third Quarter	$41.95	$34.05
Fourth Quarter	$46.35	$35.04

2003

	High	Low
First Quarter	$47.29	$38.15
Second Quarter	$48.70	$40.60
Third Quarter	$46.51	$39.75
Fourth Quarter	$43.06	$35.28

        The closing sale price of our common stock, as reported by the NYSE, on August 24 was $54.00. As of August 15, 2005, there were 172 holders of record of our common stock, not including beneficial owners of shares registered in nominee or street name.

CAPITALIZATION

        The following table sets forth our cash and our capitalization as of July 2, 2005. You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

July 2, 2005
(in millions)
Cash	$134.3

Long-term debt (including current maturities):
Credit facilities(1)	$483.6

Total long-term debt	483.6

Shareholders' deficit:
Common stock, no par value (1,000,000,000 authorized, 111,987,587 issued and outstanding, including treasury stock)	—
Deferred compensation	(9.5)
Treasury stock, at cost, 8,704,255 shares	(249.8)
Dividend due to Artal Luxembourg(2)	(304.8)
Retained earnings	522.5
Accumulated other comprehensive income	5.4

Total shareholders' deficit	(36.2)

Total capitalization	$447.4

(1)
The credit facilities consist of a $147.7 million term loan B facility, a $148.9 million additional term loan B facility and a $350.0 million revolving credit facility. As of July 2, 2005, $161.3 million was available under the revolving credit facility for additional borrowings.

(2)
As a result of WeightWatchers.com's agreement to redeem its shares held by Artal Luxembourg, the full redemption amount of $304.8 million is recorded as a dividend payable to Artal Luxembourg because the agreement is considered to be a transaction between entities under common control as defined by EITF 02-05 Definition of "Common Control" in Relation to FASB Statement No. 141.

        The table set forth above is based on the number of shares of our common stock outstanding as of July 2, 2005. This table does not reflect:

  •
  2,954,331 shares of our common stock issuable upon exercise of outstanding stock options as of July 2, 2005 at an average exercise price of $23.98;

  •
  62,307 shares of our common stock issuable upon the vesting of restricted stock units; and

  •
  2,499,505 shares of our common stock available for future issuance under our existing stock incentive plans as of July 2, 2005.

SELECTED HISTORICAL FINANCIAL AND OTHER INFORMATION

        The following table sets forth our selected historical financial and other information for the periods indicated. The selected historical financial information as of and for the fiscal years ended April 29, 2000 and December 29, 2001 and the eight months ended December 30, 2000 and as of December 28, 2002 has been derived from our audited consolidated financial statements, which are not included in this prospectus. The selected historical financial information for the fiscal year ended December 28, 2002 and as of and for the fiscal years ended January 3, 2004 and January 1, 2005 has been derived from our audited financial statements and the related notes included elsewhere in this prospectus. The selected unaudited historical financial information for the twelve months ended December 30, 2000 has been derived from our historical results of operations for the eight months ended December 30, 2000, which are not included in this prospectus, plus our results of operations for the four months ended April 29, 2000, which are derived from our results of operations for the historical fiscal year ended April 29, 2000, which are not included in this prospectus. The selected historical financial information as of and for the six months ended July 3, 2004 and July 2, 2005 has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, all adjustments, which consist only of normal recurring adjustments, considered necessary for a fair presentation of this information have been included. Interim results for the six months ended July 2, 2005 are not necessarily indicative of, and are not projections for, the results to be expected for the full fiscal year.

        As explained below under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies," since April 3, 2004, we have consolidated WeightWatchers.com, initially pursuant to FIN 46R and beginning with the second quarter 2005, pursuant to Accounting Research Bulletin No. 51, "Consolidated Financial Statements" as a result of our increased ownership interest in WeightWatchers.com.

        You should read the following selected historical financial and other information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Fiscal Year Ended April 29, 2000			Fiscal Year Ended				Six Months Ended
		Eight Months Ended December 30, 2000	Twelve Months Ended December 30, 2000
				December 29, 2001	December 28, 2002	January 3, 2004	January 1, 2005	July 3, 2004	July 2, 2005
	(53 weeks)	(35 weeks)	(54 weeks)	(52 weeks)	(52 weeks)	(53 weeks)	(52 weeks)	(26 weeks)	(26 weeks)
			(unaudited)					(unaudited)
	(in millions, except per share amounts)
Statement of operations information:
Revenues, net	$399.5	$273.2	$439.4	$623.9	$809.6	$943.9	$1,024.9	$546.3	$642.6
Cost of revenues	201.4	139.3	218.0	286.4	370.3	440.4	487.1	254.0	284.5

Gross profit	198.1	133.9	221.4	337.5	439.3	503.5	537.8	292.3	358.1
Marketing expenses	51.5	27.0	54.8	69.7	81.2	113.6	134.8	78.7	99.5
Selling, general and administrative expenses	53.7	34.4	56.3	73.0	61.3	73.8	97.1	44.4	108.1	(1)
Transaction costs	8.3	—	—	—	—	—	—	—	—

Operating income	84.6	72.5	110.3	194.8	296.8	316.1	305.9	169.2	150.5	(1)
Interest expense, net	31.1	37.1	57.6	54.5	42.3	33.7	16.8	8.3	9.2
Other (income) expense, net	(13.4)	14.3	3.5	13.4	19.0	2.8	(4.7)	(3.5)	1.7
Early extinguishment of debt	—	—	—	4.7	—	47.4	4.3	3.3	—

Income before income taxes, minority interest and cumulative effect of accounting change	66.9	21.1	49.2	122.2	235.5	232.2	289.5	161.1	139.6
Provision for (benefit from) income taxes	28.3	5.9	18.1	(25.0)	91.8	88.3	94.5	59.6	53.5

Income before minority interest and cumulative effect of accounting change	38.6	15.2	31.1	147.2	143.7	143.9	195.0	101.5	86.1
Minority interest	0.8	0.2	0.3	—	—	—	—	—	—

Income before cumulative effect of accounting change	37.8	15.0	30.8	147.2	143.7	143.9	195.0	101.5	86.1
Cumulative effect of accounting change, net of tax	—	—	—	—	—	—	(11.9)	(11.9)	—

Net income(2)	$37.8	$15.0	$30.8	$147.2	$143.7	$143.9	$183.1	$89.6	$86.1	(1)

Preferred stock dividends	$0.9	$1.0	$1.5	$1.5	$0.3	—	—	—	—

Net income available to common shareholders	$36.9	$14.0	$29.3	$145.7	$143.4	$143.9	$183.1	$89.6	$86.1	(1)

	Fiscal Year Ended April 29, 2000		Fiscal Year Ended				Six Months Ended
		Eight Months Ended December 30, 2000
			December 29, 2001	December 28, 2002	January 3, 2004	January 1, 2005	July 3, 2004	July 2, 2005
	(53 weeks)	(35 weeks)	(52 weeks)	(52 weeks)	(53 weeks)	(52 weeks)	(26 weeks)	(26 weeks)
							(unaudited)
	(in millions, except per share amounts)
Per share information:
Basic earnings per share:
Income before cumulative effect of accounting change	$0.20	$0.13	$1.34	$1.35	$1.35	$1.86	$0.96	$0.84
Cumulative effect of accounting change, net of taxes	—	—	—	—	—	(0.11)	(0.11)	—

Net income	$0.20	$0.13	$1.34	$1.35	$1.35	$1.75	$0.85	$0.84

Diluted earnings per share:
Income before cumulative effect of accounting change	$0.20	$0.13	$1.31	$1.31	$1.31	$1.82	$0.94	$0.82
Cumulative effect of accounting change, net of taxes	—	—	—	—	—	(0.11)	(0.11)	—

Net income(2)	$0.20	$0.13	$1.31	$1.31	$1.31	$1.71	$0.83	$0.82	(1)

Basic weighted average number of shares	182.2	112.0	108.7	106.0	106.7	104.7	105.7	103.0

Diluted weighted average number of shares	182.2	112.2	111.6	109.7	109.7	106.9	108.2	104.7

Other financial information:
Net cash provided by (used in):
Operating activities	$49.9	$28.9	$121.6	$164.9	$233.1	$252.4	$146.2	$181.4
Investing activities	(19.6)	(21.6)	(120.1)	(73.9)	(211.6)	(65.8)	(30.0)	(64.1)
Financing activities	8.1	(8.0)	(21.4)	(60.5)	(59.5)	(180.4)	(106.5)	(15.7)
Depreciation and amortization	9.3	6.6	13.2	4.7	5.9	8.9	4.0	6.1
Capital expenditures	1.9	3.6	3.8	4.9	5.0	5.2	2.2	4.8
Balance sheet information (at end of period):
Working capital (deficit)	$(0.9)	$10.2	$(24.1)	$22.0	$(19.5)	$(26.8)	$(48.9)	$(266.5)	(3)
Total assets	334.2	346.2	482.8	606.4	770.7	816.2	779.8	938.3
Total debt	474.6	470.7	474.0	454.7	469.9	469.1	432.7	483.6
Redeemable securities:
Preferred stock	25.9	26.0	26.0	—	—	—	—	—

(1)
As a result of our acquisition of WeightWatchers.com, we incurred $43.6 million in acquisition-related expenses which were recorded in selling, general and administrative expenses for the six months ended July 2, 2005. These acquisition-related expenses resulted in a reduction to operating income and net income for the period of $43.6 million and $25.9 million, net of taxes, respectively. See note 2 to our unaudited quarterly consolidated financial statements.

(2)
Effective December 30, 2001, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," and as a result, we are no longer amortizing our goodwill. Had we adopted this standard at the beginning of fiscal 2000, our net income available to common shareholders and diluted earnings per share would have been $40.6 million and $0.22 for fiscal 2000, $16.7 million and $0.15 for the eight months ended December 30, 2000, and $152.0 million and $1.37 for fiscal 2001, respectively and our net income available to common shareholders would have been $35.5 million for the twelve months ended December 30, 2000. See note 2 to our audited consolidated financial statements.

(3)
As a result of WeightWatchers.com's agreement to redeem its shares held by Artal Luxembourg, the full redemption amount of $304.8 million is recorded as a dividend payable to Artal Luxembourg because the agreement is considered to be a transaction between entities under common control as defined by EITF 02-05 Definition of "Common Control" in Relation to FASB Statement No. 141. Accordingly, working capital is reduced by a corresponding amount.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion in conjunction with "Selected Historical Financial and Other Information" and our consolidated financial statements and related notes included elsewhere in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements discussed in "Cautionary Notice Regarding Forward-Looking Statements" and elsewhere in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include, without limitation, those discussed in "Risk Factors".

Overview

        We are a leading global branded consumer company and the leading global provider of weight management services, with a presence in 30 countries around the world. With over four decades of weight management experience, expertise and know-how, we have established Weight Watchers as one of the most recognized and trusted brand names among weight conscious consumers. In 2004, consumers spent over $2.5 billion on Weight Watchers branded products and services, including meetings conducted by us and our franchisees, products sold at meetings, Internet subscription products sold by WeightWatchers.com, licensed products sold in retail channels and magazine subscriptions and other publications. On a consolidated basis, from the twelve months ended December 30, 2000 through fiscal 2004, our revenues and operating income have grown at a compound annual growth rate of 24% and 29%, respectively.

        We currently have two reportable operating segments: Weight Watchers International and WeightWatchers.com. The financial information for each business is maintained and managed separately and is captured in separate financial reporting systems. Since April 3, 2004, we have consolidated WeightWatchers.com, initially pursuant to FIN 46R and beginning with the second quarter 2005, pursuant to Accounting Research Bulletin No. 51, "Consolidated Financial Statements" as a result of our increased ownership interest in WeightWatchers.com.

        We derive our revenues principally from:

  •
  Meeting fees.  Members pay us a weekly fee to attend our meetings.

  •
  Product sales.  We sell proprietary products that complement our program, such as bars, baked snacks, cookbooks, Weight Watchers magazines and POINTS calculators, primarily to members in our meetings and to our franchisees.

  •
  WeightWatchers.com revenues.  We generate revenue from our Internet subscription products and from the sale of Internet advertising.

  •
  Licensing, franchise and other.  We license the Weight Watchers brand and other intellectual property for certain foods and other products. In addition, our franchisees typically pay us a royalty fee of 10% of their meeting fee revenues. We also generate revenues from our magazines and third-party advertising in our publications.

Other than WeightWatchers.com revenues, all of the foregoing sources of revenue are included in our Weight Watchers International operating segment.

        The following table sets forth our revenues by category for the twelve months ended December 30, 2000 and for fiscal 2001, 2002, 2003 and 2004 and the six months ended July 3, 2004 and July 2, 2005.

Revenue Sources
(Amounts in millions)

	For the Twelve Months Ended	For the Fiscal Years Ended				For the Six Months Ended
	December 30, 2000	December 29, 2001	December 28, 2002	January 3, 2004	January 1, 2005	July 3, 2004	July 2, 2005
Meeting fees	$292.1	$415.7	$520.7	$607.2	$629.1	$342.4	$380.5
Product sales	112.3	170.4	237.6	276.8	274.6	153.7	168.8
WeightWatchers.com revenues	—	—	—	—	65.0	22.1	54.6
Licensing, franchise and other	35.0	37.8	51.3	59.9	56.2	28.1	38.7

Total	$439.4	$623.9	$809.6	$943.9	$1,024.9	$546.3	$642.6

        From the twelve months ended December 30, 2000 through fiscal 2004, our revenues have increased at a compound annual growth rate of 24%. This increase is principally a result of:

  •
  Increased NACO meeting attendance.  Our NACO meeting attendance, including the impact of our acquisitions, grew from 14.3 million for the twelve months ended December 30, 2000 to 32.3 million for fiscal 2004, a compound annual rate of 23%. This growth resulted from our successful new program innovations, as well as our acquisitions of nine franchise operations over that period.

  •
  Accelerated growth in Continental Europe.  From the twelve months ended December 30, 2000 to fiscal 2004, attendance in our Continental European operations grew at a compound annual rate of 13% as a result of adapting our business model to local conditions, implementing more aggressive marketing programs tailored to the local markets and increasing the number of meetings ahead of anticipated demand.

  •
  Increased product sales.  Global product sales have grown at a compound annual rate of 25% from the twelve months ended December 30, 2000 to fiscal 2004 as a result of our growing attendance and launching new products successfully. In our meetings, we have increased average product sales per attendee from $2.23 to $3.69 over the same period.

  •
  Growth in WeightWatchers.com.  Effective April 3, 2004, we began consolidating WeightWatchers.com. As a result of this consolidation, we have included $65.0 million of WeightWatchers.com revenue in our results of operations for fiscal 2004.

  •
  Increased licensing revenues.  Licensing revenues grew at a compound annual rate of 114% from the twelve months ended December 30, 2000 to fiscal 2004 primarily as a result of our increased focus on expanding the number of Weight Watchers branded products worldwide.

        As shown in the chart below, our worldwide attendance (including acquisitions of franchise operations) in our company-owned operations has grown by 68%, from 35.7 million for the twelve months ended December 30, 2000 to 59.9 million for fiscal 2004.

Meeting Attendance in Company-Owned Operations
(Amounts in millions)

	For the twelve months ended	For the fiscal years ended				For the six months ended
	December 30, 2000	December 29, 2001	December 28, 2002	January 3, 2004	January 1, 2005	July 3, 2004	July 2, 2005
	(54 weeks)	(52 weeks)	(52 weeks)	(53 weeks)	(52 weeks)	(26 weeks)	(26 weeks)
North America	14.3	23.5	30.8	34.6	32.3	18.2	18.7
United Kingdom	11.2	11.6	11.9	12.8	13.0	7.4	7.5
Continental Europe	7.0	8.7	9.2	10.1	11.2	6.1	6.5
Other International	3.2	3.2	3.4	3.3	3.4	1.8	1.8

Total	35.7	47.0	55.3	60.8	59.9	33.5	34.5

        Beginning in late 2003, our NACO attendance growth was adversely affected by increased media exposure and the resulting popularity of low-carbohydrate diets, which continued through 2004. Since the third quarter of 2004, the declines in organic NACO attendances (excluding the impact of acquisitions) versus prior year periods improved from minus 16.7% in the second quarter of 2004 to minus 13.9% in the third quarter of 2004, minus 8.7% in the fourth quarter of 2004, minus 5.1% in the first quarter of 2005 and moved into positive territory, up 5.3% in the second quarter of 2005. With the decline in the low-carb diet phenomenon, we believe that weight conscious consumers are moving back to healthier, more balanced approaches to weight management, which should continue to benefit our business.

        We have maintained an annual gross margin in the Weight Watchers International operating segment of 50% or more since fiscal 2001. Our staff is usually paid on a commission basis and space is typically rented as needed. Moreover, we adjust the number of meetings according to demand, including seasonal fluctuations. This variable cost structure has enabled us to maintain these high margins even as we have expanded the number of our meetings over this period. When our attendance growth per meeting outpaces our meeting growth, our gross margins typically improve.

        Our operating income margin in the Weight Watchers International operating segment has improved from 25.1% for the twelve months ended December 30, 2000 to 30.0% for fiscal 2004. We have consistently generated operating income margin of 30% or more since fiscal 2001 even while making significant investments in strengthening our management teams particularly in North America and Continental Europe and putting in place a stronger global marketing infrastructure.

Performance Indicators and Market Trends

        Our management reviews and analyzes several key performance indicators in order to manage our business and assess the quality of and potential variability of our cash flows and earnings. These key performance indicators include:

  •
  net revenues, which are an indicator of our overall business growth;

  •
  attendance;

  •
  meeting fee revenue per attendee and in-meeting product sales per attendee;

  •
  the number of WeightWatchers.com subscribers; and

  •
  operating expenses as a percentage of revenue, which is an indicator of the efficiency of our business and our ability to manage our business to budget.

        We believe that our revenues and profitability can be sensitive to major trends in the weight management industry. In particular, we believe that our business could be adversely impacted by:

  •
  the development of more effective or more favorably perceived weight management methods, such as pharmaceuticals;

  •
  the temporary emergence of fad diets;

  •
  a failure to develop innovative new products and services;

  •
  a decrease in the effectiveness of our marketing and advertising programs; and

  •
  an impairment of the Weight Watchers brand and other intellectual property.

Acquisitions

  Acquisition of WeightWatchers.com

        On June 13, 2005, we entered into an agreement to acquire control of our licensee and affiliate, WeightWatchers.com. On July 1 and 2, 2005, we increased our ownership interest in WeightWatchers.com from approximately 20% to approximately 53% by (i) exercising warrants to purchase WeightWatchers.com common stock for a total purchase price of approximately $45.7 million; (ii) acquiring shares of WeightWatchers.com common stock owned by the employees of WeightWatchers.com and other parties not related to Artal Luxembourg through a merger of a subsidiary of ours with WeightWatchers.com for a total purchase price of approximately $28.4 million and (iii) acquiring additional shares of WeightWatchers.com common stock, representing outstanding stock options then held by WeightWatchers.com employees, for a total purchase price of approximately $62.3 million. On June 13, 2005, WeightWatchers.com entered into a redemption agreement with Artal Luxembourg to purchase all of the shares of WeightWatchers.com currently owned by Artal Luxembourg at the same price per share as we paid in the merger. Subject to satisfying certain conditions set forth in the redemption agreement, we expect WeightWatchers.com will complete the redemption on December 30, 2005 for a total price of approximately $304.8 million. We anticipate WeightWatchers.com will finance this redemption through available cash and credit borrowings. Upon consummation of the redemption, we will own 100% of WeightWatchers.com.

        The transactions described above were evaluated, negotiated and recommended by a Special Committee of our Board of Directors, consisting of our independent directors.

  Franchise Acquisitions

        From time to time, we repurchase franchise territories. Since the beginning of the twelve months ended December 30, 2000, we have acquired nine franchise operations for a total of approximately $433.8 million. These acquisitions are typically accretive to our earnings per share. For fiscal 2004, franchise operations accounted for 22% of total worldwide attendance at Weight Watchers meetings.

Critical Accounting Policies

        "Management's Discussion and Analysis of Financial Condition and Results of Operations" is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to inventories, the impairment analysis for goodwill and other indefinite-lived intangible assets, income taxes, and contingencies and litigation. We base our estimates on historical experience and on various other factors and assumptions that we believe to be reasonable under the circumstances, the results of which form the bases for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        We believe the following accounting policies are most important to the portrayal of our financial condition and results of operations and require our most significant judgments.

Revenue Recognition

        We earn revenue by conducting meetings, selling products and aids in our meetings and to our franchisees, selling Internet subscription products, collecting commissions from franchisees, collecting royalties related to licensing agreements and selling advertising space in and copies of our magazine. We charge non-refundable registration fees in exchange for an introductory information session and materials we provide to new members in our meeting business. Revenue from these registration fees is recognized when the service and products are provided, which is generally at the same time payment is received from the customer. Revenue from meeting fees, product sales, commissions and royalties is recognized when services are rendered, products are shipped to customers and title and risk of loss pass to the customer, and commissions and royalties are earned. Advertising revenue is recognized when ads are published. Revenue from magazine sales is recognized when the magazine is sent to the customer. Deferred revenue, consisting of prepaid lecture and magazine subscription revenue, is amortized into income over the period earned. Discounts to customers, including free registration offers, are recorded as a deduction from gross revenue in the period such revenue was recognized.

        WeightWatchers.com primarily generates revenue from monthly Internet subscriptions. Subscription fee revenues are recognized over the period that products are provided. One time sign up fees are deferred and recognized over the expected customer relationship period. Subscription fee revenues that are paid in advance are deferred and recognized on a straight-line basis over the subscription period.

        We grant refunds under limited circumstances and at aggregate amounts that historically have not been material. Because the period of payment generally approximates the period revenue was originally recognized, refunds are recorded as a reduction of revenue when paid.

Goodwill and Other Indefinite-lived Intangible Assets

        Finite-lived intangible assets are being amortized using the straight-line method over their estimated useful lives of three to 20 years. Effective December 30, 2001, we adopted SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." As a result, we no longer amortize goodwill and other indefinite-lived intangible assets, but instead, review these assets for potential impairment on at least an annual basis. We performed fair value impairment testing as of January 1, 2005 and January 3, 2004 on our goodwill and other indefinite-lived intangible assets and determined that the carrying amounts of these assets did not exceed their respective fair values and therefore, no impairment existed. When determining fair value, we utilize various assumptions, including projections of future cash flows. A change in these underlying assumptions will cause a change in the results of the tests and, as such, could cause fair value to be less than the carrying amounts. Upon such an event, we would be required to record a corresponding charge, which would impact earnings. We continue to evaluate these estimates and assumptions and believe that these assumptions, which included an estimate of future cash flows based upon the anticipated performance of the underlying business units, were appropriate.

Hedging Instruments

        We enter into forward and swap contracts to hedge transactions denominated in foreign currencies in order to reduce currency risk associated with fluctuating exchange rates. These contracts have been used primarily to hedge payments arising from some of our foreign currency denominated obligations. In addition, we enter into interest rate swaps to hedge a substantial portion of our variable rate debt.

        We account for our hedging instruments under the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its related amendments, SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" and SFAS No. 149, "Amendment of Statement on Derivative Instruments and Hedging Activities," which requires that all derivative financial instruments be recorded on the consolidated balance sheet at fair value as either assets or liabilities. Fair value adjustments for qualifying derivative instruments are recorded as a component of other comprehensive income and will be included in earnings in the periods in which earnings are affected by the hedged item. Fair value adjustments for non-qualifying derivative instruments are recorded in our results of operations.

Consolidation

        On January 17, 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 ("FIN 46"), to clarify when an entity should consolidate another entity known as a variable interest entity ("VIE"). The standard required that, under certain circumstances, separate businesses with some common ownership be consolidated for financial reporting purposes. Upon adoption of the original FIN 46, we did not meet those circumstances, and we therefore did not consolidate WeightWatchers.com's financial statements into our 2003 and prior reported financial statements.

        On December 24, 2003, the FASB issued FIN 46R, which replaced FIN 46. FIN 46R is applicable for financial statements issued for reporting periods after March 15, 2004. FIN 46R requires that an entity consolidate a VIE if that enterprise has a variable interest that will absorb a majority of the VIE's expected losses, will receive a majority of the VIE's expected residual returns, or both.

        Based on the revisions in FIN 46R, we were required to reevaluate our relationship with our affiliate and licensee, WeightWatchers.com. In the course of this reevaluation, we determined that WeightWatchers.com was a variable interest entity under FIN 46R and that we were its primary beneficiary under this regulation. Effective April 3, 2004, we consolidated WeightWatchers.com. In accordance with the provisions of FIN 46R, we recorded a charge of $11.9 million, including a tax charge of $9.9 million, in the fiscal quarter ended April 3, 2004 for the cumulative effect of this accounting change. This charge reflects the cumulative impact to our results of operations had WeightWatchers.com been consolidated since its inception in September 1999. Beginning in our first fiscal quarter ended April 3, 2004, our consolidated balance sheet includes the balance sheet of WeightWatchers.com. Effective at the beginning of the second fiscal quarter of 2004, our consolidated statement of operations and statement of cash flows include the results of WeightWatchers.com. All intercompany balances have been eliminated in consolidation.

        As discussed above, we increased our ownership in WeightWatchers.com from approximately 20% to approximately 53% by exercising our outstanding warrants to purchase WeightWatchers.com stock and by acquiring all of the remaining equity interest in WeightWatchers.com not owned by Artal Luxembourg. Because we now own a majority of WeightWatchers.com and have operating control, we consolidate 100% of the results of WeightWatchers.com under the traditional rules of consolidation rather than under the provisions of FIN 46R. Since we adopted FIN 46R on the last day of the first quarter of 2004, commencing in the second quarter 2005 and forward, quarterly consolidated results of the company are comparable with respect to the inclusion of WeightWatchers.com's results.

Income Taxes

        Deferred income taxes result primarily from temporary differences between financial and tax reporting. If it is more likely than not that some portion of a deferred tax asset will not be realized, a valuation allowance is recognized. We consider historic levels of income, estimates of future taxable income and feasible tax planning strategies in assessing the need for a tax valuation allowance. We also establish an appropriate level of additional provisions for income taxes in the event that certain positions, which we believe are fully supportable, are challenged by the tax authorities. We adjust these additional provisions in light of changing facts and circumstances. If our filing positions are ultimately upheld under audits by respective taxing authorities, the provision for income taxes in future years will reflect favorable adjustments.

Capitalized Software Development

        We follow the provisions of AICPA Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, or SOP 98-1, which requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal use. These costs are amortized to cost of revenue over a period of three years, the estimated useful life of the software. We periodically evaluate for impairment capitalized software development costs by considering, among other factors, whether the software is still expected to provide substantive service potential, and whether a significant change is being made or will be made to the software.

Weight Watchers International Results of Operations

        As explained above under "—Critical Accounting Policies," since April 3, 2004, we have consolidated WeightWatchers.com, initially pursuant to FIN 46R and beginning with the second quarter 2005, pursuant to Accounting Research Bulletin No. 51, "Consolidated Financial Statements" as a result of our increased ownership interest in WeightWatchers.com. We have presented below our results of operations on both a consolidated and a stand-alone basis to aid in your comparison of prior periods.

Comparison of the Six Months Ended July 2, 2005 to the Six Months Ended July 3, 2004.

  Consolidated—Six Months Ended July 2, 2005 to the Six Months Ended July 3, 2004

        As discussed above, effective July 2, 2005, we increased our ownership in WeightWatchers.com from approximately 20% to approximately 53%. As a result of this transaction, our consolidated results include certain transaction-related expenses. The table below shows the consolidated income statements for the six months ended July 2, 2005 and July 3, 2004 on a comparable basis with respect to these transaction expenses.

	Six Months Ended July 2, 2005
	Reported Results	Less Transaction Expenses	Reported Results Less Transaction Expenses	Six Months Ended July 3, 2004	Increase/ (Decrease)
	(In millions (except per share data))
Consolidated Results
Revenues	$642.6	$—	$642.6	$546.3	$96.3
Cost of revenues	284.5	—	284.5	254.0	30.5

Gross profit	358.1	—	358.1	292.3	65.8
Marketing expenses	99.5	—	99.5	78.7	20.8
Selling, general and administrative expenses	108.1	43.6	64.5	44.4	20.1

Operating income	150.5	(43.6)	194.1	169.2	24.9
Interest expense, net	9.2	—	9.2	8.3	0.9
Other (income)/expense, net	1.7	—	1.7	(3.5)	5.2
Early extinguishment of debt	—	—	—	3.3	(3.3)

Income before taxes and cumulative effect of accounting change	139.6	(43.6)	183.2	161.1	22.1
Provision for income taxes	53.3	(17.7)	71.2	59.6	11.6

Income before cumulative effect	86.1	(25.9)	112.0	101.5	10.5
Cumulative effect of accounting change	—	—	—	(11.9)	11.9

Net income	$86.1	$(25.9)	$112.0	$89.6	$22.4

Weighted average diluted common shares outstanding	104.7	104.7	104.7	108.2

Diluted EPS	$0.82	$(0.25)	$1.07	$0.83	$0.24

        On a consolidated basis, revenues for the first half were $642.6 million, an increase of $96.3 million or 17.6% versus last year's first half. The NACO and Continental Europe meeting businesses, along with strong licensing revenues globally, were the primary drivers. Due to the timing of the adoption of FIN 46R, consolidated 2004 first half results include only three months of WeightWatchers.com results, as compared to the six months which are included in the 2005 consolidated results. This, along with the growth in the WeightWatchers.com business, resulted in additional revenues of $29.3 million.

        Gross margin as a percent of revenues increased to 55.7% in the first six months of 2005 from 53.5% in the first six months of 2004 on the strength of higher pricing, an increase in the licensing business and operating leverage resulting from revenue growth in the WeightWatchers.com business. Operating income rose $24.9 million, to $194.1 million excluding transaction expenses.

        Consolidated company net income excluding transaction expenses was $112.0 million in the six months of 2005 up 10.3% as compared to $101.5 million in the same period last year (before the $11.9 million cumulative effect of accounting change recorded at the end of the first quarter 2004 that resulted from the adoption of FIN 46R with respect to WeightWatchers.com).

  Weight Watchers International on a Stand-Alone Basis Excluding Transaction Expenses—Six Months Ended July 2, 2005 to the Six Months Ended July 3, 2004

        The section below addresses the results of Weight Watchers International on a stand-alone basis; excluding the consolidation of WeightWatchers.com. The chart below compares Weight Watchers International's results for the six months ended July 2, 2005 to the comparable prior year period.

			WWI Stand Alone Six Month Results
	Reported Results Less Transaction Expenses
		Less Impact of Consolidation	July 2, 2005*	July 3, 2004	Increase/ (Decrease)
Revenues	$642.6	$49.3	$593.3	$526.2	$67.1
Cost of revenues	284.5	14.1	270.4	247.6	22.8

Gross profit	358.1	35.2	322.9	278.6	44.3
Marketing expenses	99.5	13.0	86.5	72.8	13.7
Selling, general and administrative expenses	64.5	10.2	54.3	41.1	13.2

Operating income	194.1	12.0	182.1	164.7	17.4
Interest expense, net	9.2	0.8	8.4	7.5	0.9
Other (income)/expense, net	1.7	19.9	(18.2)	(3.5)	(14.7)
Early extinguishment of debt	—	—	—	3.3	(3.3)

Income before income taxes	183.2	(8.7)	191.9	157.4	34.5
Provision for income taxes	71.2	(3.4)	74.6	59.5	15.1

Net income	$112.0	$(5.3)	$117.3	$97.9	$19.4

Diluted EPS	$1.07	$(0.05)	$1.12	$0.91	$0.21

*
WWI Stand Alone results for the six months ended July 2, 2005 exclude transaction expenses related to the WeightWatchers.com acquisition in the amount of $2.5 million, which were included in selling, general and administrative expenses (or $1.6 million after taxes).

        Net revenues were $593.3 million for the six months ended July 2, 2005, an increase of $67.1 million, or 12.8%, from $526.2 million for the six months ended July 3, 2004. The $67.1 million increase was driven by a $38.1 million increase in meeting fees, a $15.0 million increase in product sales, and a $13.9 million increase in licensing, advertising and other revenue.

        For the six months ended July 2, 2005, total meeting fees were $380.5 million, an increase of $38.1 million, or 11.1%, from $342.4 million in the six months ended July 3, 2004. Total attendances reached 34.5 million versus 33.5 million in the prior year period. In NACO, first half 2005 meeting fees were $226.8 million, up 11.6% from $203.2 million in last year's first half. NACO meeting fee growth was driven by a price increase in approximately 40% of the region and by a 2.9% increase in total NACO attendance in the first half over the prior year comparable period. NACO organic attendance was virtually flat, an improvement over the prior year's decline. With the decline in the low-carb diet phenomenon, we believe that dieting consumers are moving back to healthier, more balanced approaches to weight management, which should continue to benefit our business.

        International company-owned meeting fees were $153.8 million for the six months ended July 2, 2005, an increase of $14.5 million, or 10.4%, from $139.3 million for the six months ended July 3, 2004. The growth in meeting fees was primarily driven by attendance growth in Continental Europe, a price increase in the United Kingdom, and favorable foreign currency exchange rates. This growth was partially offset by decreased attendance in our U.K. operations in the second quarter of 2005 as a result of difficulties related to the introduction of our new innovation. We expect the negative attendance trends in the United Kingdom will continue for the rest of the year.

        Product sales were $168.8 million for the six months ended July 2, 2005, an increase of $15.1 million, or 9.8%, from $153.7 million for the six months ended July 3, 2004. Domestically, product sales rose 9.7% to $83.4 million, as in-meeting product sales per attendee grew, partially driven by sales of our new products lines and refreshed consumable offerings. Internationally, product sales increased 9.8% to $85.4 million, also on the strength of new product introductions.

        Revenue from licensing, advertising and other sources was $33.0 million for the six months ended July 2, 2005, an increase of $13.9 million, or 72.8%, from $19.1 million for the six months ended July 3, 2004. Licensing revenues increased $13.1 million, or 227%, for the six months ended July 2, 2005 compared to the comparable prior year period. Excluding the impact of third party licensing royalties which recently reverted to us from H.J. Heinz Company, our licensing royalties grew $8.6 million to $13.2 million for the six months ended July 2, 2005 from $4.6 million for the six months ended July 3, 2004.

        Franchise royalties were $7.1 million domestically and $3.9 million internationally for the six months ended July 2, 2005. Total franchise royalties were $11.0 million, up slightly from $10.9 million in the first half of last year. Excluding the recently acquired franchises, domestic franchise royalties increased 7.3%, while international franchise royalties rose 10.7%.

        Cost of revenues was $270.4 million for the six months ended July 2, 2005, an increase of $22.8 million, or 9.2%, from $247.6 million for the six months ended July 3, 2004. Gross profit margin of 54.4% of sales in the six months ended July 2, 2005 increased from 52.9% of sales in the comparable period a year ago, a result of increasing the meeting fee in part of our NACO operations and the strong growth we are beginning to experience in our licensing business, offset in part by the discounting of product sales.

        Marketing expenses increased $13.7 million, or 18.8%, to $86.5 million in the six months ended July 2, 2005 from $72.8 million in the six months ended July 3, 2004. The increase is partially the result of our continued significant investments in some of our European countries to drive growth, consistent with the strategy that we followed in Germany with strong results. The period is also affected by a timing shift. Last year we experienced more of a spread of marketing expenses between the fourth and first quarter (2003 into 2004). As a percentage of net revenues, marketing expenses were 14.6% in this year's first half, as compared to 13.8% in the comparable period last year.

        Selling, general and administrative expenses were $54.3 million for the six months ended July 2, 2005, an increase of $13.2 million, or 32.1%, from $41.1 million for the six months ended July 3, 2004. One of the primary drivers was the impact of strengthening our management teams in North America and Continental Europe which began during last year and has been undertaken to drive the growth of our business. This includes the addition of our new U.S. Corporate Solutions management team who is focused on ways to bring Weight Watchers to larger corporations to meet the needs of their diverse workforces. Further, salary expense in 2004 did not include expenses for management and staff bonuses in most of our geographies. Selling, general and administrative expenses as a percentage of revenues were 9.2% in the first half of 2005 as compared to 7.8% in the first half of 2004.

        Operating income was $182.1 million for the six months ended July 2, 2005, an increase of $17.4 million, or 10.6%, from $164.7 million for the six months ended July 3, 2004. The operating income margin in the first half of 2005 was 30.7%, as compared to 31.3% in the first half of 2004.

        Net interest charges were up 12.0% or $0.9 million to $8.4 million for the six months ended July 2, 2005 as compared to $7.5 million in the six months ended July 3, 2004. The increase was primarily due to higher interest rates, partially offset by the reduction in interest expense due to the redemption of our remaining high yield debt in October 2004 and slightly lower average debt balances this year as compared to last year.

        For the six months ended July 2, 2005, we reported other income of $18.2 million as compared to $3.5 million for the six months ended July 3, 2004. The increase in other income of $14.7 million is due to three additional loan payments received from WeightWatchers.com in the first half of 2005.

        As a result of the refinancing of our Credit Facility, which we undertook in the first quarter of 2004 in order to move a large portion of our fixed Term Loans to Revolver, $3.3 million of expenses were recorded. These expenses associated with the early extinguishment of Term Loans included the write-off of unamortized debt issuance costs from prior financings and the recognition of certain fees associated with this refinancing transaction.

Comparison of the fiscal year ended January 1, 2005 (52 weeks) to the fiscal year ended January 3, 2004 (53 weeks).

  Impact of FIN 46R—fiscal year ended January 1, 2005 to the fiscal year ended January 3, 2004

        As a result of our adoption of FIN 46R, we began consolidating the results of our affiliate and licensee, WeightWatchers.com, at the beginning of the second quarter 2004. The table below shows the impact this adoption had on our consolidated income statement for the fiscal year ended January 1, 2005.

	WWI Stand-Alone Results	Impact of Adopting FIN 46R	Consolidated Results
	(In millions, except per share data)
Revenues	$966.1	$58.8	$1,024.9
Cost of revenues	468.2	18.9	487.1

Gross profit	497.9	39.9	537.8
Marketing expenses	120.2	14.6	134.8
Selling, general and administrative expenses	87.8	9.3	97.1

Operating income	289.9	16.0	305.9
Interest expense, net	14.6	2.2	16.8
Other (income)/expense, net	(9.3)	4.6	(4.7)
Early extinguishment of debt	4.3	—	4.3

Income before taxes and cumulative effect of accounting change	280.3	9.2	289.5
Provision for income taxes	101.1	(6.6)	94.5

Income before cumulative effect of accounting change	179.2	15.8	195.0
Cumulative effect of accounting change	—	(11.9)	(11.9)

Net income	$179.2	$3.9	$183.1

Weighted average diluted common shares outstanding	106.9	106.9	106.9

Diluted EPS	$1.68	$0.03	$1.71

        Because the requirement to consolidate WeightWatchers.com's income statement with ours began in the second quarter 2004, the impact on the year ended January 1, 2005 includes WeightWatchers.com's results of operations, net of intercompany eliminations, for only the nine months ended January 1, 2005.

        The impact of the consolidation on the year ended January 1, 2005 is to add $58.8 million in revenues and $39.9 million of gross profit. Operating income for the year increases by $16.0 million after incremental marketing expenses of $14.6 million and selling, general and administrative expenses of $9.3 million. A scheduled loan repayment of $4.9 million and interest income of $2.2 million, which Weight Watchers International earned from WeightWatchers.com, is eliminated in the consolidation of intercompany activity.

        In accordance with the provisions of FIN 46R, we recorded a charge of $11.9 million, including taxes, in the first quarter of 2004. This charge reflects the cumulative impact to our results of operations had WeightWatchers.com been consolidated since its inception in September 1999.

        For the year ended January 1, 2005, the consolidation combined with the first quarter cumulative effect of accounting change, including taxes, related to the adoption of FIN 46R, resulted in an increase to diluted earnings per share of $0.03.

  Weight Watchers International on a Stand-Alone Basis—fiscal year ended January 1, 2005 to the fiscal year ended January 3, 2004

        The remaining sections of this discussion will address only the results of Weight Watchers International and its wholly-owned subsidiaries and will exclude the impact of FIN 46R and the consolidation of WeightWatchers.com.

        The chart below compares Weight Watchers International's fiscal 2004 results to the prior year comparable periods:

	WWI Results
	January 1, 2005(1)	January 3, 2004	December 28, 2002	FY 2004 Inc/(Dec) FY 2003	FY 2003 Inc/(Dec) FY 2002
	(In millions, except per share data)
Revenues	$966.1	$943.9	$809.6	$22.2	$134.3
Cost of revenues	468.2	440.4	370.3	27.8	70.1

Gross profit	497.9	503.5	439.3	(5.6)	64.2
Marketing expenses	120.2	113.6	81.2	6.6	32.4
Selling, general and administrative expenses	87.8	73.8	61.3	14.0	12.5

Operating income	289.9	316.1	296.8	(26.2)	19.3
Interest expense, net	14.6	33.7	42.3	(19.1)	(8.6)
Other (income)/expense, net	(9.3)	2.8	19.0	(12.1)	(16.2)
Early extinguishment of debt	4.3	47.4	—	(43.1)	47.4

Income before taxes	280.3	232.2	235.5	48.1	(3.3)
Provision for income taxes	101.1	88.3	91.8	12.8	(3.5)

Net income	$179.2	$143.9	$143.7	$35.3	$0.2

Diluted EPS	$1.68	$1.31	$1.31	$0.37	$—

(1)
Weight Watchers International on a Stand-Alone Basis.

        Net income for the 2004 fiscal year was $179.2 million, up from $143.9 million in the prior year. Diluted earnings per share were $1.68 in 2004 as compared to $1.31 in the prior year. Excluding the impact of the early extinguishment of debt in both years, diluted earnings per share were $1.70 in 2004 compared to $1.59 in 2003. The 2003 fiscal year included a 53rd week versus only 52 weeks in the 2004 fiscal year. Accordingly, our reported results are not fully comparable for the two years.

        Net revenues were $966.1 million for the fiscal year ended January 1, 2005, an increase of $22.2 million, or 2.4%, from $943.9 million for the fiscal year ended January 3, 2004. The 2.4% increase in net revenues was driven by international attendance growth and more favorable foreign currency rates, partially offset by a decline in North America attendance. On a worldwide basis, attendance at company-owned meetings declined 1.5%. Compared to the prior year, meeting fees increased $21.9 million, licensing revenues rose $7.0 million, advertising revenue increased $2.4 million, and we earned an additional $1.1 million of royalties from our licensee, WeightWatchers.com. Franchise commissions were $6.1 million lower than last year as we have continued our franchise acquisition program, adding two more in 2004. Product sales declined $2.2 million, as did publishing and other revenue by $1.9 million. Included in the total $22.2 million increase in net revenues is a benefit of approximately $42.5 million from foreign currency exchange rates. On a local currency basis, meeting fees and product sales in our international operations increased 5.4%.

        For the year ended January 1, 2005, total meeting fees were $629.1 million, an increase of $21.9 million, or 3.6%, from $607.2 million in the prior year. Attendances declined slightly to 59.9 million from 60.8 million in the prior year. In NACO, meeting fees were $373.1 million for the year ended January 1, 2005, down 4.9% from $392.4 million in the prior year. Including acquisitions, NACO attendance for the year was 6.5% lower than the prior year period. NACO organic attendance declined 12.1%. The organic attendance comparison excludes the additional week in the 2003 fiscal year and any franchises that were acquired during either year. We made four franchise acquisitions since the beginning of 2003: certain franchise territories of The WW Group at the beginning of the second quarter 2003, Dallas and New Mexico during the fourth quarter 2003, the Washington D.C. area during the second quarter 2004 and Fort Worth during the third quarter 2004. The low-carb diet fad, which escalated over the course of the 2003 fiscal year, and was extended during 2004 by food manufacturers' heavily marketed introductions of related food products, has had an impact on our North America business. We believe that the appeal of these low-carb diets has peaked and the phenomenon is now in decline. The introduction of our TurnAround program has contributed to the improving attendance trends we are seeing. The declines in organic attendances versus prior year periods improved from minus 16.7% in the second quarter to minus 13.9% in the third quarter and minus 8.7% in the fourth quarter.

        International company-owned meeting fees were $256.0 million for the year ended January 1, 2005, an increase of $41.2 million, or 19.2%, from $214.8 million for the year ended January 3, 2004. The growth in meeting fees was primarily driven by attendance increases in Continental Europe of 11.4% coupled with the favorable impact of foreign currency exchange rates.

        Product sales were $274.6 million for the year ended January 1, 2005, a decrease of $2.2 million from $276.8 million for the year ended January 3, 2004. While total domestic product sales declined $19.8 million to $138.4 million from $158.2 million in the prior year, primarily driven by the attendance decline, internationally, product sales increased 14.8% to $136.2 million. International product sales rose 2.7% on a local currency basis.

        Franchise royalties were $12.5 million domestically and $6.3 million internationally. Total franchise royalties of $18.8 million were down $6.1 million, or 24.5%, from $24.9 million in the full year 2003. The decrease resulted from the impact of having acquired four franchises in the United States since 2003 and from the general slowdown in the U.S. business. Excluding the recently acquired franchises, domestic franchise royalties declined 17.1%, while international franchise royalties rose 1.0%.

        Revenue from advertising, licensing and other sources was $43.6 million for the year ended January 1, 2005, an increase of $8.6 million, or 24.6%, from $35.0 million for the year ended January 3, 2004. Licensing revenue increased $7.0 million, up 72.2% over last year, due to our continued focus on introducing a range of Weight Watchers branded products worldwide. Revenues from advertising, our WeightWatchers.com licensee and other sources contributed to the remainder of the increase.

        Cost of revenues was $468.2 million for the year ended January 1, 2005, an increase of $27.8 million, or 6.3%, from $440.4 million for the year ended January 3, 2004. For the year ended January 1, 2005, the gross profit margin of 51.5% remained above the 50% level, but was lower than the 53.3% level of the prior year. We made the strategic decision to keep the vast majority of our NACO meetings open, despite the negative impact on our gross margin resulting from lower attendances per meeting, due to our expectation of the decline in the low-carb phenomenon. It is our belief that this expectation is proving to be correct.

        Marketing expenses increased $6.6 million, or 5.8%, to $120.2 million for the year ended January 1, 2005 from $113.6 million in the year ended January 3, 2004, with the majority of the increase resulting from currency translation. As a percentage of net revenue, marketing expenses were 12.4% for the year, as compared to 12.0% in the prior year period, driven by the softness in revenues.

        Selling, general and administrative expenses were $87.8 million for the year ended January 1, 2005, an increase of $14.0 million, or 19.0%, from $73.8 million in the prior year. Expenses were driven up by professional fees and expenses related to compliance with Sarbanes-Oxley, as well as by a strengthening of our management team and increase in our headcount to drive the future growth of our business. Selling, general and administrative expenses were 9.1% of revenues for the year ended January 1, 2005, as compared to 7.8% in the prior year.

        Operating income was $289.9 million for the year ended January 1, 2005, a decrease of $26.2 million, or 8.3%, from $316.1 million for the year ended January 3, 2004. Our operating income margin for the year on this stand-alone basis was 30.0%, as compared to 33.5% in the prior year.

        Net interest charges were down 56.7%, or $19.1 million, to $14.6 million for the year ended January 1, 2005 from $33.7 million for the year ended January 3, 2004. The repurchase and retirement in the third quarter of 2003 of most of our 13% Senior Subordinated Notes and the refinancing of our Credit Facility at that time and again in January 2004 lowered our interest expense significantly.

        For the year ended January 1, 2005, we reported other income of $9.3 million, as compared to other expense of $2.8 million for the year ended January 3, 2004. In 2004, we received higher loan repayments from WeightWatchers.com, which increased our other income by $4.8 million. In 2003, we incurred unrealized currency translation gains and losses associated with our Senior Subordinated Notes until the majority were retired in the third quarter of 2003. This has resulted in a $9.2 million decrease in this expense.

        We recognized early extinguishment of debt expenses of $4.3 million for the year ended January 1, 2005 as a result of the refinancing of our Credit Facility, which we undertook in the first quarter of 2004, and the repurchase and retirement of the balance of our Senior Subordinated Notes in the third quarter of 2004. These expenses included the write off of unamortized debt issuance costs from prior refinancings and the recognition of tender premiums and fees associated with these transactions. In the third quarter of 2003, when we repurchased and retired the majority of our Senior Subordinated Notes, we recognized early extinguishment of debt expenses of $47.4 million. These included tender premiums of $42.6 million, the write off of unamortized debt issuance costs of $4.4 million and $0.4 million of fees associated with the transaction.

        Our effective tax rate for the year ended January 1, 2005 was 36.1% as compared to 38.0% for the year ended January 3, 2004. We recorded a tax benefit in the third quarter of 2004 by reversing a $5.5 million accrued but no longer necessary tax liability recorded as a result of the September 1999 recapitalization and stock purchase transaction with our former parent, H.J. Heinz Company.

Comparison of the fiscal year ended January 3, 2004 (53 weeks) to the fiscal year ended December 28, 2002 (52 weeks).

        Net revenues were $943.9 million for the fiscal year ended January 3, 2004, an increase of $134.3 million, or 16.6%, from $809.6 million for the fiscal year ended December 28, 2002. The 16.6% increase in net revenues was partially the result of worldwide attendance growth of 10.1%, which drove an $86.5 million increase in meeting fees. The other components of the $134.3 million increase in net revenues in fiscal 2003 over fiscal 2002 were $39.2 million of product sales, $2.9 million of royalties from our licensee, WeightWatchers.com, $12.2 million attributable to our publications and other licensing sources, offset by a $6.5 million decrease in franchise revenues. Excluding the impact of fluctuations in foreign currency translations, meeting fees and product sales increased 10.7% in North America and 11.2% internationally. The impact of currency fluctuations on worldwide revenues was an increase of 5.5%.

        Meeting fees were $607.2 million for the fiscal year ended January 3, 2004 as compared to $520.7 million for the fiscal year ended December 28, 2002, an increase of 16.6%. In NACO, meeting fees rose 11.9%, or $41.7 million, from $350.7 million in fiscal 2002 to $392.4 million in fiscal 2003. Total attendances grew 12.4%. Excluding the impact of the two franchise acquisitions completed during 2003 and the impact of the additional week in the 2003 fiscal year, NACO's organic attendances decreased 2.1% from the prior year. In the first half of the year, attendance was negatively affected by bad winter weather, the war in Iraq, a late Easter and the nine-month delay (until fall) of the NACO innovation. Escalating over the course of the year, the low-carb diet phenomenon had a negative impact on the growth in our North American business. We saw organic attendance declines versus prior year periods of 6.3% in the second quarter, 2.4% in the third quarter and 3.1% in the fourth quarter.

        International company-owned meeting fees were $214.8 million for the fiscal year ended January 3, 2004, an increase of $44.8 million, or 26.4%, from $170.0 million for the fiscal year ended December 28, 2002. The 26.4% growth in meeting fees was driven by attendance increases of 8.2% in the United Kingdom and 9.1% in Continental Europe, coupled with a 16.4% favorable impact from foreign currency exchange rates.

        Product sales were $276.8 million for the fiscal year ended January 3, 2004, an increase of $39.2 million, or 16.5%, from $237.6 million for the fiscal year ended December 28, 2002. Product sales increased 7.8% to $158.2 million domestically and 30.6% to $118.6 million internationally. The increase in international product sales was fueled by attendance growth, higher sales per individual attendance and the favorable impact of foreign currency fluctuations. The increase in domestic product sales resulted from additional attendances and a price increase taken early in 2003 on certain of our consumable products in some of our NACO markets. Product sales per attendance without the impact of the WW Group acquisition decreased 12.3% in the fourth quarter of fiscal 2003 as compared to the same quarter last year, but increased 3.8% for the full year as compared to 2002.

        For the fiscal year ended January 3, 2004, franchise royalties were $18.6 million domestically and $6.3 million internationally. In total, franchise royalties were $24.9 million in fiscal 2003, a decrease of $6.4 million, or 20.4%, from $31.3 million for the fiscal year ended December 28, 2002. The decline was mainly the result of our acquisition of certain franchise territories in 2003. As we continue to acquire franchises, revenue from the associated commissions will continue to decline, but the overall net impact on the business of making franchise acquisitions is accretive.

        Revenues from publications, licensing and other royalties increased 75.0%, or $15.0 million, to $35.0 million for the fiscal year ended January 3, 2004 from $20.0 million for the fiscal year ended December 28, 2002. The main components of this gain were an $8.0 million rise in magazine advertising revenues and publishing royalties, a $4.2 million increase in licensing revenue and $2.9 million higher royalties earned from our WeightWatchers.com license.

        Cost of revenues was $440.4 million for the fiscal year ended January 3, 2004, an increase of $70.1 million, or 18.9%, from $370.3 million for the fiscal year ended December 28, 2002, outpacing the 16.6% revenue growth for fiscal 2003. The resultant gross profit margin was 53.3% of sales in fiscal 2003, which was a one percentage point decrease from the 54.3% level of fiscal 2002.

        Gross profit for fiscal 2003 was $503.5 million, up 14.6% from $439.3 million in fiscal 2002. The change in the gross profit margin percentage for the full year 2003 as compared to 2002 resulted primarily from factors relating to the timing of our Fall 2003 NACO innovation. These included significant expenses in the third quarter 2003 relating to the nationwide innovation training meetings held with our meeting room staff, the write-off of some unused program material and the decision to keep more meetings open than we normally would have during the lower attendance summer months in anticipation of the expected increased volume due to the innovation.

        Marketing expenses increased $32.4 million, or 39.9%, to $113.6 million in the fiscal year ended January 3, 2004 from $81.2 million in the fiscal year ended December 28, 2002. During 2003, we made the decision to increase marketing to support the continuing growth of the business while specifically targeting some of our key markets. As a percentage of net revenues, marketing expenses increased from 10.0% in 2002 to 12.0% in 2003.

        Selling, general and administrative expenses were $73.8 million for the fiscal year ended January 3, 2004, an increase of $12.5 million, or 20.4%, from $61.3 million for the fiscal year ended December 28, 2002. The main drivers of this increase were the acquisition of WW Group franchise territories, higher medical and other insurance rates, and legal fees and expenses associated with additional regulatory and compliance requirements. The impact of the dollar weakening relative to the currencies of our international subsidiaries also had the result of increasing selling, general and administrative expenses. As a percentage of revenue, selling, general and administrative expenses remained fairly consistent at 7.8% as compared to 7.6% last year.

        Operating income was $316.1 million for the fiscal year ended January 3, 2004, an increase of $19.3 million, or 6.5%, from $296.8 million for the fiscal year ended December 28, 2002. Operating income growth lagged top line revenue growth primarily due to our decision to implement major increases in marketing spending. Accordingly, our operating income margin fell in fiscal 2003 to 33.5%, from 36.7% in the prior year. The decline in gross margin from the prior year also contributed to the operating margin compression.

        Net interest charges in 2003 were down 20.3% from $42.3 million in 2002 to $33.7 million. The repurchase and retirement in the third quarter of 2003 of most of our 13% Senior Subordinated Notes and the associated refinancing of our debt, (which will be explained in more detail below) lowered our interest expense for the remainder of 2003 and beyond.

        Other expenses, net were $2.8 million for the fiscal year ended January 3, 2004 as compared to $19.0 million for the fiscal year ended December 28, 2002. Primarily as a result of the aforementioned retirement of the euro denominated portion of our 13% Senior Subordinated Notes, we saw a reduction in unrealized currency gains/losses net of hedges from a loss of $17.1 million in 2002 to a loss of $9.1 million in 2003. Additionally, in 2003 we received a $5.0 million loan repayment from our licensee, WeightWatchers.com, which we recorded as a component of other income in 2003 since the loan balance had been entirely written off by the end of fiscal 2001.

        As was mentioned above, in the third quarter of 2003, we successfully completed a tender offer and consent solicitation to purchase 96.6% of our $150.0 million USD denominated ($144.9 million) and 91.6% of our €100.0 million euro denominated (€91.6 million) 13% Senior Subordinated Notes. The consideration for the tender offer and consent solicitation was funded from cash on hand and additional borrowings under our Credit Facility, which was refinanced concurrently. We recognized expense for early extinguishment of debt of $47.4 million in the third quarter of 2003 that included tender premiums of $42.6 million, the write-off of unamortized debt issuance costs of $4.4 million and $0.4 million of fees associated with the transaction. The average interest rate on our debt declined from 9.1% at December 28, 2002 to approximately 3.7% at January 3, 2004 as a result of the refinancing.

        Our effective tax rate for the year ended January 3, 2004 was 38.0% as compared to 39.0% for the year ended December 28, 2002. The early extinguishment of debt in the third quarter of 2003 caused a change in the mix of domestic and foreign earnings, resulting in a reduction to the effective tax rate in the year ended January 3, 2004.

WeightWatchers.com Results of Operations

Weight Watchers.com on a Stand-Alone Basis

  Comparison of the Six Months Ended June 30, 2005 to the Six Months Ended June 30, 2004.

        The table below shows the operating results of WeightWatchers.com for the six months ended June 30, 2005 as compared to the six months ended June 30, 2004.

	Six Months ended June 30, 2005
	Reported Results	Less Transaction Expenses	Adjusted Results	Six months ended June 30, 2004	Increase
	(In millions)
Revenues	$56.1	—	$56.1	$43.9	$12.2
Operating costs and expenses	85.2	$41.1	44.1	41.7	2.4

Operating income/(loss)	$(29.1)	$(41.1)	$12.0	$2.2	$9.8

        Revenues increased $12.2 million, or 28% to $56.1 million for the six months ended June 30, 2005 from $43.9 million for the six months ended June 30, 2004. This increase was driven principally by a 21% growth in the active number of subscribers (564,000 on June 30, 2005 versus 467,000 on June 30, 2004) and a price increase in the United States during the third quarter of 2004.

        Operating costs and expenses increased $2.4 million, or 6%, to $44.1 million (excluding charges of $41.1 million related to the acquisition in the second quarter of 2005) for the six months ended June 30, 2005 from $41.7 million for the six months ended June 30, 2004. The increase was driven by increased royalties to Weight Watchers International, as well as certain expenses related to the relocation of our offices, offset in part by more efficient media spending.

        Operating income, excluding the transaction-related charges, increased $9.8 million, or 445%, to $12.0 million in the six months ended June 30, 2005 from $2.2 million in the six months ended June 30, 2004. This increase was primarily driven by higher revenues.

  Comparison of the fiscal year ended December 31, 2004 to the fiscal year ended December 31, 2003.

        The table below shows the operating results of WeightWatchers.com for the fiscal year ended December 31, 2004 as compared to the fiscal year ended December 31, 2003.

	Fiscal year Ended December 31, 2004	Fiscal year Ended December 31, 2003	Increase
	(In millions)
Revenues	$87.8	$76.8	$11.0
Operating costs and expenses	74.1	66.6	7.5

Operating income	$13.7	$10.2	$3.5

        Revenues increased $11.0 million, or 14%, to $87.8 million for the fiscal year ended December 31, 2004 from $76.8 million in the fiscal year ended December 31, 2003 despite the impact of the low-carb fad. This increase was driven principally by growth in the active subscriber base and a price increase in the United States during the third quarter of 2004.

        Operating costs and expenses increased $7.5 million, or 11%, to $74.1 million for the fiscal year ended December 31, 2004 from $66.6 million in the fiscal year ended December 31, 2003. The increase in operating expenses was largely driven by increased royalties to Weight Watchers International, as well as certain payroll related expenses incurred as we grew our infrastructure to handle international expansion and the increased growth in subscribers.

        Operating income increased $3.5 million, or 34%, to $13.7 million in the fiscal year ended December 31, 2005 from $10.2 million in the prior fiscal year. The increase was primarily driven by higher revenues.

Liquidity and Capital Resources

As of and for the period ended July 2, 2005

        At July 2, 2005 and January 1, 2005, the balance sheets of WeightWatchers.com are fully consolidated with the balance sheets of Weight Watchers International. For the six months ended July 2, 2005, the statement of cash flows for WeightWatchers.com is fully consolidated with the statement of cash flows of Weight Watchers International. However, for the six months ended July 3, 2004, the statement of cash flows for WeightWatchers.com was only fully consolidated for the three months ended July 3, 2004. For the three months ended April 3, 2004, the cash flows for WeightWatchers.com were reflected on a single line entitled Impact of Consolidating WeightWatchers.com in the amount of $5.7 million.

  Sources and Uses of Cash

        For the six months ended July 2, 2005, cash and cash equivalents were $134.3 million, an increase of $99.1 million from January 1, 2005. Cash flows provided by operating activities in the six months of 2005 were $181.4 million, including $20.3 million of cash provided by WeightWatchers.com's operating activities. Funds used for investing and financing activities combined totaled $79.8 million. Investing activities utilized $64.1 million of cash, including $58.2 million for the acquisition of our increased ownership of WeightWatchers.com and $4.8 million of capital expenditures. Cash used for financing activities totaled $15.7 million. This included the repurchase of 0.7 million shares of our common stock for $33.7 million, pursuant to our stock repurchase program, offset by net proceeds from borrowings of $14.5 million. At July 2, 2005, WeightWatchers.com's balance sheet cash was $96.2 million.

        At July 3, 2004, cash and cash equivalents were $37.9 million, an increase of $14.5 million from January 3, 2004. During the first half 2004, cash flows provided by operating activities were $146.2 million and the net use of funds for investing and financing activities totaled $136.5 million. Investing activities used cash of $30.0 million, primarily comprised of the $30.5 million cash paid for the acquisition of our Washington D.C. area franchise. Cash used for financing activities totaled $106.5 million. We refinanced our debt in the first quarter, moving a large portion of our term loan credit facility to a revolving credit facility. During the first half, we paid down $42.0 million of our new revolving debt, made a small scheduled payment on our remaining term loan and repurchased 1.8 million shares of our stock pursuant to our stock repurchase program for $65.5 million.

  Balance Sheet

        Comparing the balance sheet at July 2, 2005 with that of January 1, 2005, our cash balance of $134.3 million has increased by $99.1 million. Our working capital deficit at July 2, 2005 was $266.5 million compared to $26.8 million at January 1, 2005. Excluding cash, the working capital deficit increased by $338.8 million, primarily as a result of the recognition of WeightWatchers.com's future redemption obligation pursuant to the agreement reached on June 13, 2005 to purchase the remaining WeightWatchers.com shares from Artal Luxembourg for $304.8 million. Seasonality and timing drove decreases in inventory and prepaids (total $16.0 million), and higher accounts payable and accrued expenses (total $31.5 million). These combined to increase the working capital deficit by $47.5 million. In addition, seasonality and growth have resulted in higher deferred revenue for member prepayment purchases of $12.9 million. These amounts were offset by changes in income taxes and receivables totaling $26.4 million.

As of and for the fiscal years ended January 1, 2005, January 3, 2004 and December 28, 2002

  Impact of FIN 46R

        The Balance Sheet and Cash Flow tables below remove the impact of FIN 46R from our 2004 consolidated balances, and compare the stand-alone balances of Weight Watchers International for 2004 with those of the prior year.

			WWI Stand Alone (excluding impact of FIN 46R in 2004)
	Consolidated Results January 1, 2005
BALANCE SHEET		Less Impact of FIN 46R	January 1, 2005	January 3, 2004	Inc/(Dec)
	(In millions)
Cash and cash equivalents	$35.2	$16.5	$18.7	$23.4	$(4.7)
Receivables, net	21.8	(0.5)	22.3	18.5	3.8
Inventory/prepaid expenses/other	68.8	5.0	63.8	72.9	(9.1)

Total current assets	125.8	21.0	104.8	114.8	(10.0)
Property and equipment, net	17.5	2.5	15.0	15.7	(0.7)
Goodwill, franchise rights and other intangible assets, net	588.0	3.2	584.8	522.6	62.2
Deferred income taxes/other	84.9	(6.7)	91.6	117.6	(26.0)

Total assets	$816.2	$20.0	$796.2	$770.7	$25.5

Accounts payable/accrued liabilities/other	$122.6	$9.5	$113.1	$102.3	$10.8
Deferred revenue	27.1	6.7	20.4	16.5	3.9
Current portion of long-term debt	3.0	—	3.0	15.6	(12.6)
Long term debt	466.1	—	466.1	454.3	11.8
Other	1.0	0.3	0.7	0.8	(0.1)

Total liabilities	619.8	16.5	603.3	589.5	13.8
Shareholders' equity	196.4	3.5	192.9	181.2	11.7

Total liabilities and shareholders' equity	$816.2	$20.0	$796.2	$770.7	$25.5

			WWI Stand Alone (excluding impact of FIN 46R in 2004)
	Consolidated Results January 1, 2005
CASH FLOW		Less Impact of FIN 46R	January 1, 2005	January 3, 2004	Inc/(Dec)
	(In millions)
Cash provided by operating activities	$252.4	$18.4	$234.0	$233.1	$0.9
Cash used for investing activities	(65.8)	(7.6)	(58.2)	(211.6)	153.4
Cash used for financing activities	(180.4)	—	(180.4)	(59.5)	(120.9)
Effect of exchange rate changes on cash	(0.1)	—	(0.1)	3.9	(4.0)
Impact of consolidating WeightWatchers.com	5.7	5.7	—	—	—

Net increase (decrease) in cash and cash equivalents	11.8	16.5	(4.7)	(34.1)	29.4
Cash/cash equivalents, beginning of period	23.4	—	23.4	57.5	(34.1)

Cash/cash equivalents, end of period	$35.2	$16.5	$18.7	$23.4	$(4.7)

  Impact of FIN46R on Consolidated Balance Sheet and Cash Flow

          Balance Sheet

        On the consolidated balance sheet, $20.0 million of the $816.2 million of total assets at January 1, 2005 resulted from the adoption of FIN 46R. The addition of WeightWatchers.com's cash of $16.5 million, deferred tax assets of $4.7 million and other assets of $9.6 million is partially offset by a decline in Weight Watchers International's deferred tax assets, as $7.7 million of deferred tax assets was eliminated as a result of the requirement to reverse all intercompany transactions in consolidation. This tax asset was recorded by Weight Watchers International as a result of the write-off of its $34.5 million loan to WeightWatchers.com during fiscal 2000 and fiscal 2001, net of $14.8 million in subsequent repayments of that loan received during fiscal 2003 and fiscal 2004. The net receivables/payables impact of all other intercompany eliminations is combined in the $0.5 million decline in receivables, net.

        Of the $619.8 million of liabilities on the consolidated balance sheet, $16.5 million resulted from the adoption of FIN 46R and are comprised mainly of the addition of WeightWatchers.com's payables and accrued liabilities of $9.5 million and deferred revenue of $6.7 million.

        Shareholders' equity increases by $3.5 million for the cumulative impact to equity of adopting FIN 46R. This includes recording WeightWatchers.com's retained deficit through fiscal 2004 as well as adjustments to reinstate the remaining principal of the $34.5 million loan formerly written off by Weight Watchers International and to reverse the resultant tax benefit that had been recorded.

          Cash Flow

        As noted above, the FIN 46R impact on cash was to add $16.5 million to the year ended January 1, 2004. In fiscal 2004, cash flows increased $10.8 million from the operations of WeightWatchers.com, net of intercompany eliminations and investing activities. In addition, in the first quarter of 2004, as is required by this pronouncement, we recorded a $5.7 million net increase in cash as a result of the impact of consolidating WeightWatchers.com.

        The remainder of this section will address the financial position of Weight Watchers International on a stand-alone basis, excluding the impact of FIN 46R.

  Weight Watchers International on a Stand-Alone Basis

          Sources and Uses of Cash

        For fiscal 2004, cash and cash equivalents were $18.7 million, a decrease of $4.7 million from fiscal 2003. Cash flows provided by operating activities in fiscal 2004 were $234.0 million and funds used for investing and financing activities totaled $238.6 million. Investing activities utilized $58.2 million of cash, which included the acquisitions of our Fort Worth and Washington D.C. area franchises for $60.5 million. Cash used for financing activities totaled $180.4 million primarily related to the repurchase of 4.7 million shares of our common stock for $177.1 million, consistent with our stock repurchase program.

        For fiscal 2003, cash and cash equivalents decreased $34.1 million to $23.4 million. Cash flows provided by operating activities were $233.1 million. Funds used for investing and financing activities during the fiscal year totaled $271.1 million. Investing activities in the year used $211.6 million of cash and included $208.8 million paid in connection with the acquisition of the assets of our WW Group and Dallas/New Mexico franchises. In addition, $5.0 million was invested in capital expenditures. Cash used for financing activities totaled $59.5 million. We paid $60.3 million in connection with the tender offer and repurchase of our 13% Senior Subordinated Notes and the concurrent refinancing of our Credit Facility and repurchased $28.8 million of stock in accordance with our stock repurchase program that began in October 2003. These were partially offset by net proceeds of $26.6 million from additional debt borrowings arising at the time of the WW Group acquisition at the end of March 2003.

        For fiscal 2002, cash and cash equivalents increased $34.2 million to $57.5 million and cash flows provided by operating activities were $164.9 million. Funds were used primarily for investing and financing activities. Cash flows used for investing activities totaled $73.9 million and were primarily attributable to $68.1 million paid in connection with the acquisition of the assets of our North Jersey, San Diego and Eastern North Carolina franchises, and capital expenditures of $4.9 million. Net cash flows used for financing activities were $60.5 million, including debt repayments of $35.3 million on our Credit Facility, the repurchase of all $25.0 million of our outstanding preferred stock and the $1.2 million cumulative final dividend payment on our preferred stock.

          Balance Sheet

        On the balance sheet at January 1, 2005, our cash balance of $18.7 million is $4.7 million lower than at January 3, 2004. Our working capital deficit at January 1, 2005 was $31.7 million compared to $19.6 million at January 3, 2004. The $12.1 million increase in the working capital deficit was primarily attributable to a $10.1 million increase in income taxes payable caused by the timing of tax payments, the $4.6 million increase in current deferred tax liabilities primarily due to loan repayments from WeightWatchers.com, a $6.2 million decrease in inventory resulting from our efforts to more efficiently manage inventory levels, the $4.7 million decrease in cash, partially offset by the $12.6 million reduction in the current portion of our long-term debt resulting from the repurchase and retirement of our remaining Senior Subordinated Notes.

        Capital spending has averaged approximately $4.7 million annually over the last three years and has consisted primarily of leasehold improvements, furniture and equipment for meeting locations and information system expenditures.

Long-Term Debt

        Our Credit Facility, as amended, consists of term loans (the "Term Loans") and a revolving line of credit (the "Revolver"). At July 2, 2005, our total debt increased by $14.5 million to $483.6 million as compared to $469.1 million at January 1, 2005. Our total debt outstanding was similar year-over-year at $469.1 million and $469.9 million at January 1, 2005 and January 3, 2004, respectively. The borrowing capacity on our Revolver is $350 million in total, of which approximately $161.3 million was available at the end of the second quarter 2005.

        In January 2004, we refinanced our Credit Facility, moving a large portion of our fixed Term Loans to the Revolver. This has provided us with a greater degree of flexibility and the ability to more efficiently manage cash. Under this refinancing, our Term Loans were reduced from $454.2 million to $150.0 million and our Revolver capacity was increased from $45.0 million to $350.0 million. To complete the refinancing, we drew down $310.0 million of the Revolver. In October 2004, we increased our net borrowing capacity by adding an additional Term Loan to our existing Credit Facility in the amount of $150.0 million, coterminous with the previously existing Credit Facility. These funds were initially used to reduce borrowings under our Revolver, resulting in no increase to our net borrowing. Additionally, in October 2004, we repurchased and retired the remaining balance of our Senior Subordinated Notes. In connection with the refinancing and retirement of debt described above, we incurred expenses of approximately $4.3 million in the year ended January 1, 2005.

        At July 2, 2005 and January 1, 2005, our debt consisted entirely of variable-rate instruments. At January 3, 2004 and December 28, 2002, fixed-rate debt constituted approximately 3.3% and 56.0% of our total debt, respectively. The average interest rate on our debt was approximately 5.6%, 4.1%, 3.7% and 9.1% at July 2, 2005, January 1, 2005, January 3, 2004 and December 28, 2002, respectively.

        The Term Loan B and the Revolver bear interest at a rate equal to LIBOR plus 1.75% or, at our option, the alternate base rate (as defined in the Credit Facility) plus 0.75%. The Additional Term Loan B bears interest at a rate equal to LIBOR plus 1.50%, or, at our option, the alternative base rate (as defined in the Credit Facility) plus 0.50%. In addition to paying interest on outstanding principal under the Credit Facility, we are required to pay a commitment fee to the lenders under the Revolver with respect to the unused commitments at a rate equal to 0.375% per year.

        Our Credit Facility contains customary covenants, including covenants that, in certain circumstances, restrict our ability to incur additional indebtedness, pay dividends on and redeem capital stock, make other restricted payments, including investments, sell our assets and enter into consolidations, mergers and transfers of all or substantially all of our assets. Our Credit Facility also requires us to maintain specified financial ratios and satisfy financial condition tests. The Credit Facility contains customary events of default. Upon the occurrence of an event of default under the Credit Facility, the lenders may cease making loans and declare amounts outstanding to be immediately due and payable.

        On January 9, 2004, Standard & Poor's confirmed its "BB" rating for our corporate credit and our Credit Facility. On March 11, 2005, Moody's assigned a "Ba1" rating for our Term Loan B and Additional Term Loan B and confirmed its "Ba1" rating for the Credit Facility.

Contractual Obligations

        We are obligated under non-cancelable operating leases primarily for office and rent facilities. Consolidated rent expense charged to operations under all our leases for fiscal 2004 was approximately $27.2 million.

        The following table represents our contractual obligations as of January 1, 2005, after giving effect to the expected redemption by WeightWatchers.com of WeightWatchers.com stock currently owned by Artal Luxembourg and the related borrowings by WeightWatchers.com:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in millions)
Long-Term Debt(1)(2)	$469.1	$3.0	$6.0	$388.8	$71.3
Operating Leases	97.9	25.8	35.1	13.5	23.5
Purchase Obligations(3)	304.8	304.8	—	—	—

Total	$871.8	$333.6	$41.1	$402.3	$94.8

(1)
Due to the fact that all of our debt is variable rate based and that a significant portion of our debt is under a revolving line of credit, the amount of future interest payments could not be reasonably estimated and is therefore not included in the amounts shown. See above for a description of our interest rates.

(2)
Long-term debt does not include $220.0 million of indebtedness we currently expect WeightWatchers.com to borrow in connection with the redemption of its shares held by Artal Luxembourg for $304.8 million. The amount of borrowings may increase or decrease depending on the amount of cash WeightWatchers.com has at the time of the redemption. We also currently expect that the maturity of WeightWatchers.com's indebtedness incurred in connection with the redemption will be more than five years from the date of borrowing.

(3)
Purchase obligations consist of WeightWatchers.com's obligation to redeem its shares held by Artal Luxembourg. Subject to satisfying certain conditions set forth in the redemption agreement, we expect WeightWatchers.com to complete the redemption on December 30, 2005 for a total price of approximately $304.8 million. We expect WeightWatchers.com to fund the redemption with cash on hand of $84.8 million and borrowings of $220.0 million. See Note 2 above.

        Debt obligations due to be repaid in the next 12 months are expected to be satisfied with operating cash flows. We believe that cash flows from operating activities, together with borrowings available under our Revolver, will be sufficient for the next 12 months to fund currently anticipated capital expenditure requirements, debt service requirements and working capital requirements.

        As described above under "Overview—Acquisitions—Acquisition of WeightWatchers.com," on June 13, 2005, WeightWatchers.com entered into a redemption agreement with Artal Luxembourg to purchase the 12.1 million shares of WeightWatchers.com stock currently owned by them on December 30, 2005 for a total price of $304.8 million. The redemption is expected to occur on December 30, 2005. Completion of the redemption is subject to customary closing conditions, including a financing condition. If the redemption has not been consummated prior to December 29, 2006, the financing condition will fall away. We expect WeightWatchers.com will finance the redemption with $84.8 million of available cash and $220.0 million of credit borrowings. The amount of credit borrowings may increase or decrease depending on the amount of available cash WeightWatchers.com has at the time of the redemption. Prior to December 29, 2006, Weight Watchers International may not fund, or otherwise provide credit support for, the redemption price. Thereafter, Weight Watchers International may, but is not obligated to, fund the redemption price. Accordingly, we cannot assure you that WeightWatchers.com will be able to finance the redemption. If WeightWatchers.com cannot finance and thus complete the redemption, Weight Watchers International may not achieve all of the expected benefits of the acquisition of WeightWatchers.com and WeightWatchers.com may be subject to a contractual claim by Artal Luxembourg.

Stock Transactions

        On October 9, 2003, our Board of Directors authorized a program to repurchase up to $250.0 million of our outstanding common stock. On June 13, 2005, our Board of Directors authorized adding $250.0 million to this program. The repurchase program allows for shares to be purchased from time to time in the open market or through privately negotiated transactions. No shares will be purchased from Artal or its affiliates under the program. During fiscal 2003 and 2004, we purchased 5.5 million shares of common stock in the open market for a total purchase price of $205.9 million. During the first half of 2005, we purchased 0.7 million shares of common stock in the open market for a total purchase price of $33.7 million.

Factors Affecting Future Liquidity

        Any future acquisitions, joint ventures or other similar transactions could require additional capital and we cannot be certain that any additional capital will be available on acceptable terms or at all. Our ability to fund our capital expenditure requirements, interest, principal and dividend payment obligations and working capital requirements and to comply with all of the financial covenants under our debt agreements depends on our future operations, performance and cash flow. These are subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond our control.

Off-Balance Sheet Transactions

        As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes, such as entities often referred to as structured finance or special purpose entities.

Related Parties

        For a discussion of related party transactions affecting us, see "Item 13. Certain Relationships and Related Transactions" beginning on page 50 of our Annual Report on Form 10-K for the fiscal year. Other than during the normal course of business and the acquisition of WeightWatchers.com as discussed above under "—Acquisitions" and elsewhere, the related party transactions affecting us have not changed since January 1, 2005.

Seasonality

        Our business is seasonal, with revenues generally decreasing at year end and during the summer months. Our advertising schedule supports the three key enrollment-generating seasons of the year: winter, spring and fall, with winter having the highest concentration of advertising spending. The timing of certain holidays, particularly Easter, which precedes the spring diet season and occurs between March 22 and April 25, may affect our results of operations and the year-to-year comparability of our results. Our operating income for the first half of the year is generally the strongest. While WeightWatchers.com experiences similar seasonality in terms of new subscriber signups, its revenue tends to be less seasonal because it amortizes subscription revenue over the related subscription period.

Recently Issued Accounting Standards

        In December 2004, the Financial Accounting Standards Board issued Statement No. 123R, "Share-Based Payment" ("FAS 123R"), which replaces FAS 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees." FAS 123R eliminates the option of using the intrinsic value method to record compensation expense related to stock-based awards to employees and instead requires companies to recognize the cost of such awards based on their grant-date fair value over the related service period of such awards. In April 2005, the Securities and Exchange Commission approved a new rule that amended the effective date of FAS 123R for public companies, whereby we will now be required to adopt this Standard beginning in the first quarter of 2006.

        In accordance with the provisions of FAS 123R, we have elected to apply the modified prospective transition method to all past awards outstanding and unvested as of the date of adoption and will recognize the associated expense over the remaining vesting period based on the fair values previously determined and disclosed as part of our pro-forma disclosures. We will not restate the results of prior periods. Prior to the effective date of FAS 123R, we will continue to provide the pro forma disclosures for past award grants as required under FAS 123. We believe the pro forma disclosures in Note 2 to our consolidated financial statements for the year ended January 1, 2005 provide an appropriate short-term indicator of the level of expense that will be recognized in accordance with FAS 123R. However, the total expense recorded in future periods will depend on several variables, including the number of share-based payment awards that are granted in future periods and the fair value of those awards.

        The American Jobs Creation Act of 2004 (the "AJCA") was enacted on October 22, 2004 and includes a special one-time deduction of 85% of certain foreign earnings repatriated to the United States In December 2004, the FASB issued FSP FAS 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the AJCA, allowing companies additional time to evaluate the effect of the AJCA on plans for reinvestment or repatriation of foreign earnings. We do not believe this legislation will have a material impact to our results of operations or cash flows.

Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to foreign currency fluctuations and interest rate changes. Our exposure to market risk for changes in interest rates relates to interest expense of variable rate debt. Due to the repurchase and retirement of the remaining balance of our Senior Subordinated Notes, we no longer have any fixed rate borrowings outstanding at January 1, 2005. Therefore, market interest rates no longer affect the fair value of our long-term debt balances. Since 100% of our debt is now variable rate based, any changes in market interest rates will cause an equal change in our net interest expense.

        Other than inter-company transactions between our domestic and foreign entities, we generally do not have significant transactions that are denominated in a currency other than the functional currency applicable to each entity.

        We enter into forward and swap contracts to hedge transactions denominated in foreign currencies to reduce the currency risk associated with fluctuating exchange rates. These contracts have been used primarily to hedge payments arising from some of our foreign currency denominated obligations. Realized and unrealized gains and losses from these transactions are included in net income for the period. In addition, we enter into interest rate swaps to hedge a substantial portion of our variable rate debt. Changes in the fair value of these derivatives will be recorded each period in earnings for non-qualifying derivatives or accumulated other comprehensive income (loss) for qualifying derivatives.

        Fluctuations in currency exchange rates may impact our shareholders' equity. The assets and liabilities of our non-U.S. subsidiaries are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated into U.S. dollars at the weighted average exchange rate for the period. The resulting translation adjustments are recorded in shareholders' equity as accumulated other comprehensive income (loss). In addition, fluctuations in the value of the euro will cause the U.S. dollar translated amounts to change in comparison to prior periods.

        Each of our subsidiaries, other than WeightWatchers.com, derives revenues and incurs expenses primarily within a single country and, consequently, does not generally incur currency risks in connection with the conduct of normal business operations.

BUSINESS

Overview

        We are a leading global branded consumer company and the leading global provider of weight management services, with a presence in 30 countries around the world. With over four decades of weight management experience, expertise and know-how, we have established Weight Watchers as one of the most recognized and trusted brand names among weight conscious consumers. In 2004, consumers spent over $2.5 billion on Weight Watchers branded products and services, including meetings conducted by us and our franchisees, products sold at meetings, Internet subscription products sold by WeightWatchers.com, licensed products sold in retail channels and magazine subscriptions and other publications. On a consolidated basis, from the twelve months ended December 30, 2000 through fiscal 2004, our revenues and operating income have grown at a compound annual growth rate of 24% and 29%, respectively. Our revenues and operating income for fiscal 2004 were $1,024.9 million and $305.9 million, respectively.

        The high awareness and credibility of our brand among all types of weight-conscious consumers—women and men, consumers online and offline, the support-inclined and the self-help inclined—provide us with a significant competitive advantage and growth opportunity. As the number of overweight and obese people worldwide grows, we believe our global presence and brand awareness uniquely position us to capture an increasing share of the global weight management market through our core meeting business and our additional growth vehicles such as WeightWatchers.com and our licensing efforts.

        In the more than 40 years since our founding, we have built our meeting business by helping millions of people around the world lose weight through a sensible and sustainable diet, exercise, behavior modification and group support. Each week, approximately 1.5 million members attend approximately 46,000 Weight Watchers meetings around the world, which are run by more than 15,000 leaders—each of whom has lost weight on our program. We are constantly improving our scientifically based weight management approaches, and we are the only commercial weight management program whose efficacy has been clinically proven. Our strong brand, together with the effectiveness of our programs, loyal customer base and unparalleled network and infrastructure, enable us to attract new and returning members efficiently. Our customer acquisition costs remain relatively low due to both word of mouth referrals and mass marketing programs.

        Through WeightWatchers.com, we offer Internet subscription weight management products to consumers and maintain an interactive presence on the Internet for the Weight Watchers brand. We believe WeightWatchers.com is the leader in weight management Internet subscription products and has twice the market share of its next largest Internet competitor. Currently, we provide two subscription offerings: Weight Watchers Online and Weight Watchers eTools. Weight Watchers Online provides interactive and personalized resources that allow users to follow our weight management plans via the Internet. Weight Watchers eTools is the Internet weight management companion for Weight Watchers meetings members who want to interactively manage the day-to-day aspects of their weight management plans on the Internet. We currently offer these two products in the United States, the United Kingdom, Canada and Germany.

        Our licensing business has been rapidly growing in both the United States and internationally. Other companies are showing an increased interest in licensing our brand and other intellectual property as a platform to build their businesses, since the Weight Watchers brand brings high credibility and access to the weight conscious consumer. By partnering with carefully selected companies in categories relevant and helpful to weight conscious consumers, we have created a highly profitable business as well as a powerful vehicle to reinforce the Weight Watchers brand in the minds of our target consumers.

Our Competitive Strengths

        We believe that we have significant competitive advantages that support our leadership position in the weight management industry:

  •
  Leading Global Weight Management Brand.    Our proven track record of more than 40 years of safe and sensible weight management has established Weight Watchers as the leading global weight management brand. We believe that our brand conveys an image of healthy, flexible and effective weight management in a supportive environment. Our brand is widely recognized and trusted throughout the world with retail sales of over $2.5 billion in 2004, including sales by licensees and franchisees. Currently, over 90% of U.S. women recognize the Weight Watchers brand. We also enjoy strong brand presence in several key international markets, including the United Kingdom, Canada, Germany, France and Australia.

  •
  Number One Global Market Position.    We are the market leader in weight management services in nearly every country in which we operate. We have an unparalleled global network of more than 15,000 leaders running approximately 46,000 meetings each week. Our network of leaders, who have achieved their weight loss goals on our programs, combined with our strong brand, provides us with a formidable competitive advantage. Similarly, by leveraging our over four decades of expertise and investing aggressively in innovative web-based software and industry leading content, we have established WeightWatchers.com as the leading Internet weight management provider in the world.

  •
  Weight Management Expertise.    Our significant weight management expertise greatly enhances our ability to develop effective services and products. We continuously support research and monitor scientific developments in an effort to improve our services and products. We also benefit from an internationally recognized board of scientific advisors as well as our involvement in weight management organizations and agencies around the world. In addition, Weight Watchers is the only commercial weight management program whose efficacy has been demonstrated scientifically. Clinical studies have shown that people who attended Weight Watchers meetings were more likely to lose weight than people who dieted on their own and that people who completed the weight loss and maintenance phases of the Weight Watchers program were able to maintain long-term weight loss.

  •
  Loyal Customer Base.    The quality and the compelling consumer value of our offerings as well as the trust in our brand engender a deep affinity to Weight Watchers. As a result, our meeting members have historically demonstrated a consistent pattern of repeat enrollment over a number of years. On the Internet, WeightWatchers.com's subscription products have high levels of customer satisfaction, strong retention and growing repeat subscriptions. This loyalty to our brand generates significant word-of-mouth referrals which help keep our marketing costs relatively low.

  •
  Diversified Revenue Streams.    Our presence in 30 countries on six continents, including every major weight management market outside of Asia, provides diversified revenue streams across our international markets. In addition, our broad array of services and products, including our meetings, product sales, Internet subscription products and licensing activities, helps us diversify our revenues.

  •
  Attractive Business Model.    Our meetings-based business model features high gross margins and a variable cost structure and consistently generates strong cash flow.

  •
  High Gross Margins.    Since the end of 2000, our meetings-based business has generated gross margins of over 50%. These margins result from our high average meeting attendance and our increasing product sales per attendee, while our cost of sales is primarily limited to the compensation of two or three part-time employees per meeting, the hourly rental of meeting locations and the cost of products sold.

    •
    Variable Cost Structure.    Our staff is usually paid on a commission basis and space is typically rented as needed. Moreover, we adjust the number of meetings according to demand, including seasonal fluctuations. This variable cost structure enables us to maintain high margins across varying levels of demand.

    •
    Strong Free Cash Flow.    Since fiscal 2001, our operating income margin has been 30% or higher, while our capital expenditures have been less than 1% of revenues. We require little new capital to grow because we can add additional meetings with little or no capital expenditures and our members typically pay cash at each meeting or prepay for a series of meetings.

    On the Internet, we have built a high growth and profitable subscription business with attractive margins. For the first six months of 2005, WeightWatchers.com generated an operating income margin of 31%, prior to paying inter-company royalties and excluding transaction expenses, despite significant investment in entering new markets that are still in the early stages of development.

Our Growth Strategies

        With our broad range of services and products, we believe we are uniquely positioned to increase our share of the growing global weight-management market by:

  •
  Growing Our Meeting Business.    We believe that we have significant long-term growth opportunities in most countries where we have established a meeting infrastructure. We believe that the penetration rate of over 20% of our target demographic group, overweight women ages 25 to 64, achieved by all group education-based commercial weight management programs in the United Kingdom demonstrates the potential for significant increases in penetration in our other major existing markets:

  •
  United States.    In NACO, our largest market, our attendance (including franchise acquisitions) grew at a compound annual rate of 23% from the twelve months ended December 30, 2000 to fiscal 2004. Our penetration in the United States is only approximately 9% of our target demographic group.

  •
  Continental Europe.    In Continental Europe, our attendance grew at a compound annual rate of 13% from the twelve months ended December 30, 2000 to fiscal 2004. In Germany, the largest Continental European market, our penetration is still only approximately 3% of our target demographic group.

    We expect to increase our penetration in our major existing markets primarily by growing our meeting infrastructure, continuing to improve our program offerings and marketing messages and expanding our target market beyond our current core demographics. In addition, we believe we have the ability to enter new markets as our program has proven adaptable in 30 countries. We also believe that synergies with WeightWatchers.com will further accelerate the growth of our meetings business.

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  Increasing Product Sales.    In fiscal 2004, sales of our proprietary products represented 27% of our revenues, up from 21% in fiscal 2000. We have grown our product sales per attendee by focusing on a core group of products that complement our program and help our members in their weight management efforts. We currently sell bars, snacks, cookbooks, POINTS calculators and other items. We will continue to optimize our product offerings by updating existing products and selectively introducing new relevant products.

  •
  Growing WeightWatchers.com.    We believe that the market for Internet weight management products is still in the early stages of development and expect it to continue its strong growth. In the four years since WeightWatchers.com offered its first product, it has grown its revenues from

    $9.0 million in fiscal 2001 to $87.8 million in fiscal 2004. We plan to continue WeightWatchers.com's growth by increasing penetration in existing markets and by launching our Internet subscription products in additional countries. We believe we can significantly increase WeightWatchers.com's still relatively limited penetration of its core market of self-help inclined overweight women by increasing awareness of WeightWatchers.com through multi-channel marketing programs and corporate selling efforts. In addition, we believe we can further build our WeightWatchers.com business by continuing to increase our retention and re-subscription rates, developing new offerings targeted towards new customer segments such as men and developing additional revenue sources such as e-Commerce and advertising sales.

  •
  Developing Corporate Sales Channel.    We launched our Corporate Solutions sales and marketing initiative in the United States in the first half of 2005 to address the increasing demand by national companies for wellness services and products for their employees. We believe our broad range of services and products uniquely positions us to serve this market and help corporations reduce their health care costs and improve the well-being of their employees. Our Corporate Solutions sales and marketing initiative leverages a corporation's internal communications to promote our services and products directly to its employees. As part of this strategy, we have built a dedicated national sales and account management team focused on engaging national clients.

  •
  Growing Our Licensing Business.    We license the Weight Watchers brand and other intellectual property in certain categories of food and other consumer products to carefully selected partners. We believe there are significant opportunities both in the United States and internationally to take advantage of the strength of our brand and other intellectual property through additional licensing agreements. We have recently expanded our global licensing team in order to focus on increasing the number of categories and geographies of our licensed products.

The Global Weight-Management Market

        We participate in the global weight management market. According to Marketdata Enterprises, the weight management industry had revenue of approximately $46 billion in 2004 in the United States alone. The number of overweight and obese people around the world has steadily increased over the past 20 years and is now over 1 billion, driven primarily by improving living standards and changing eating patterns, along with increasingly sedentary lifestyles. According to the Centers for Disease Control and Prevention, between 1999 and 2002, 65% of Americans over the age of 19 were considered overweight and almost half of these are obese. Numerous diseases, including heart disease, high blood pressure and Type II diabetes, are associated with being overweight or obese. We believe the growing population of overweight people who are motivated by both an increasing awareness of the health benefits of weight loss and the desire to improve their appearance is fueling the growth in demand for weight management programs. This growth is also a result of an increasing willingness of employers and the government to promote and contribute towards the cost of weight management programs.

Our Services and Products

Our Weight Management Plans

        In each of our markets, we offer services and products that are built upon weight management systems tailored to local tastes and habits. These weight management systems are comprised of a range of nutritional, exercise, and behavioral tools and approaches. For instance, we currently offer TurnAround in the United States and Canada. One of the features of TurnAround is to give consumers the choice of two weight management plans to follow, the Flex Plan, also known as the POINTS weight management system, and the Core Plan.

        Under the Flex Plan, each food has a POINTS value determined by a patented formula based on the food's calories, fat and dietary fiber. Subject to certain nutritional guidelines, consumers on this plan can eat any food as long as their total food consumption stays within their POINTS value "budget" for the week. Since nutritious foods generally have low POINTS values, this approach guides consumers toward healthier eating habits.

        Under the Core Plan, consumers eat from a list of wholesome foods from all the food groups, i.e., core foods, that provide eating satisfaction without the need to count POINTS values. These core foods are intended to satisfy consumers' hunger by directing them to foods with low calorie density that do not trigger over-eating. The Core Plan also permits consumers to eat non-core foods within an allotted weekly POINTS value.

Meetings

        Clinical studies have shown that consumers attending Weight Watchers meetings are more likely to lose weight and keep it off than those who diet on their own. Our group support system remains the cornerstone of our meetings. Members provide each other support by sharing their experiences, their encouragement and empathy with other people experiencing similar weight management challenges. This group support provides the reassurance that no one must overcome their weight management challenge alone. Group support assists members in dealing with issues such as emotional-eating and finding time to exercise. We facilitate this support through interactive meetings that encourage learning through group activities and discussions.

        We present our program in a series of weekly meetings of approximately one hour in duration. Meetings are conveniently scheduled throughout the day. Typically, we hold meetings in either meeting rooms rented from civic or religious organizations or in leased locations.

        In our meetings, our leaders present our program that combines group support and education with a structured approach to food, activity and lifestyle modification developed by credentialed weight management experts. Our more than 15,000 leaders run our meetings and educate members on the Weight Watchers method of successful and sustained weight management. Our leaders also provide inspiration and motivation for our members and are examples of our program's effectiveness because they have lost weight and maintained their weight loss on our program.

        Meetings typically begin with registration and a confidential weigh-in to track each member's progress. Leaders and receptionists are trained to engage the members at the weigh-in to talk about their weight management efforts during the previous week and to provide encouragement and advice. Part of the meeting is educational, where the leader uses personal anecdotes, games or open questions to demonstrate some of our core weight management strategies, such as self-belief and discipline. For the remainder of the meeting, the leader focuses on a variety of topics pre-selected by us, such as seasonal weight management topics, achievements people have made in the prior week and celebrating and applauding successes. Members who have reached their weight goal are singled out for their accomplishment. Discussions can range from dealing with a holiday office party to making time to exercise. The leader encourages substantial participation and discusses supporting products and materials as appropriate. At the end of the meeting, new members are given special instruction in our current weight management plan.

        Our leaders help set a member's weight goal within a healthy range based on body mass index. When members reach their weight goal and maintain it for six weeks, they achieve lifetime member status. This gives them the privilege to attend our meetings free of charge as long as they maintain their weight within a certain range. Successful members also become eligible to apply for positions as leaders. Field management and current leaders constantly identify new leaders from members with strong interpersonal skills and personality. Leaders are usually paid on a commission basis.

        Our most popular payment structure in our meeting business is a "pay-as-you-go' arrangement. A new member pays an initial registration fee and then a weekly fee for each meeting attended, although free registration is often offered as a promotion. Our Value plan in the United States provides members with the option of committing to consecutive weekly attendance with a lower weekly fee (with penalties for missed meetings). Our Flexible plan provides members with the option of paying a higher weekly fee without the missed meeting penalties. We also offer discounted prepayment plans.

        We have enjoyed a mutually beneficial relationship with our franchisees over many years. In our early years, we used an aggressive franchising strategy to quickly establish a meeting infrastructure throughout the world to pre-empt competition. Since then we have acquired a large number of franchises and we do not intend to award new franchise territories. In fiscal 2004, franchised operations represented approximately 22% of our total worldwide attendance. We estimate that, in fiscal 2004, these franchised operations attracted attendance of over 16 million. Franchisees typically pay us a fee equal to 10% of their meeting fee revenues.

        Our franchisees are responsible for operating classes in their franchise class territory using the program and marketing guidelines we have developed. We provide a central support system for the program and our brand. Franchisees purchase products from us at wholesale prices for resale directly to members. Franchisees are obligated to adhere strictly to our program content guidelines, with the freedom to control pricing, class locations, operational structure and local promotions. Franchisees provide local operational expertise, advertising and public relations. Franchisees are required to keep accurate records that we audit on a periodic basis. Most franchise agreements are perpetual and can be terminated only upon a material breach or bankruptcy of the franchisee.

Product Sales

        We sell a range of products, including bars, snacks, cookbooks, Weight Watchers magazine and POINTS calculators, that complement our program and help our members in their weight management efforts. Our emphasis has been on consumables that drive recurring purchases. Our products must be high quality, offer benefits related to the Weight Watchers program, be competitively priced and be easy to merchandise. We continuously update our product range and share best practices around the globe.

        We sell our products primarily through our meeting operations and to our franchisees. Recently, we have grown our product sales per attendee by updating our selection of products. In fiscal 2004, sales of our proprietary products represented 27% of our revenues, up from 21% in fiscal 2000. We intend to continue to optimize our product offerings by updating existing products and selectively introducing new products.

Snack Bars	Cookbooks	Baked Snacks

Our WeightWatchers.com Offerings

        Through WeightWatchers.com, we are well positioned to benefit from the large self-help market as well as several trends taking place in the Internet marketplace including an increased willingness to access and pay for web content, the proliferation of broadband access and the growth of eCommerce and Internet advertising. According to comScore, the U.S. paid Internet content market has almost tripled to $1.8 billion in 2004 from $664 million in 2001 and 85% of U.S. Internet content revenue in 2004 came from subscriptions as opposed to individual sales.

        Since 2001, we have offered two Internet subscription products in the United States—Weight Watchers Online and Weight Watchers eTools.

  Weight Watchers Online

  Weight Watchers Online is a product based on the Weight Watchers approach to weight management and is designed to attract self-help-inclined consumers. Weight Watchers Online helps consumers adopt a healthier lifestyle, with a view toward long-term behavior modification—a key aspect of the Weight Watchers approach toward sustainable weight loss. Weight Watchers Online allows consumers to learn how to make healthier food choices and to lead a more active lifestyle by providing them with online content, functionality, resources and interactive web-based plans.

  Weight Watchers eTools

  Weight Watchers eTools is an Internet weight management offering available only to consumers who are Weight Watchers meetings members. Weight Watchers eTools allows users to interactively manage the day-to-day aspects of their weight management plan online, discover different food options, stay informed and motivated, and keep track of their weight management efforts.

        In the third quarter of 2002, WeightWatchers.com launched its two Internet subscription products on its U.K. and Canadian websites. In January 2004, WeightWatchers.com launched its Internet subscription products on its German website. These products have similar functionality to the existing U.S. products, but are tailored specifically to the local United Kingdom, Canadian and German markets.

        As of July 2, 2005, WeightWatchers.com had over 560,000 active subscribers, of which approximately 75% were subscribers to Weight Watchers Online.

        As Weight Watchers Online and Weight Watchers eTools reflect different value propositions, the subscriptions are priced differently. Both subscription products currently offer an initial pre-paid subscription term of one or three months, continuing thereafter on a pre-paid month-to-month basis until canceled. In the United States, Weight Watchers Online costs $65.00 for the initial 3-month term or $46.90 for the initial one-month term. The ongoing monthly fee for Weight Watchers Online is $16.95. In the United States, Weight Watchers eTools costs $29.95 for the initial 3-month term or $12.95 for the initial one-month term. The ongoing monthly fee for Weight Watchers eTools is $12.95.

        We believe WeightWatchers.com's personalized and interactive Internet subscription products provide consumers with an engaging weight management experience. Our Internet subscription products help customers monitor their weight management efforts, encourage exercise and healthier living, and provide guidance toward healthier eating habits by offering the following interactive resources:

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  POINTS Tracker

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  POINTS Calculators

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  Weight Tracker and Progress Charts

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  Recipe Database

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  Recipe Builder

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  Meal Ideas

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  Restaurant Guides

        In July 2004, WeightWatchers.com launched its first mobile subscription product—Weight Watchers On-the-Go—which is available as an add-on product for subscribers to our Internet products. Weight Watchers On-the-Go offers software tools and features for Palm-based handheld devices. Through a two-way synchronization, subscribers can track their POINTS value, food consumption or physical activities either on their handheld device or through the website and have their results automatically uploaded to their Internet subscription account or downloaded to their handheld device. WeightWatchers On-the-Go is currently only offered in the United States and is free for Weight Watchers eTools subscribers. Weight Watchers Online subscribers can currently purchase WeightWatchers On-the-Go for an additional $5 per month.

        We believe men represent an important market opportunity for us and we are developing a version of our Internet subscription products customized for men. Based on our internal research, we believe many men trust the Weight Watchers brand as a source of sensible weight management advice. We believe web-based offerings, combined with appropriate content and imagery, will be ideally suited for men.

        We also believe we can continue to expand our Internet revenues from sources other than our Internet subscription products. In particular, we are exploring options to increase our Internet sales of products to our subscribers and advertising sales.

Corporate Solutions

        We believe there is an increasing demand by corporations for services and products that can improve the health and well-being of their employees. In response, we recently launched our Corporate Solutions sales and marketing initiative. We believe our broad range of services and products uniquely positions us to serve this market and help corporations reduce their healthcare costs and improve the well-being of their employees. Our Corporate Solutions initiative typically leverages a corporation's internal communications to promote our services and products directly to its employees. As part of this strategy, we have built a dedicated national sales and account management team focused on engaging national clients.

        The Corporate Solutions initiative promotes four differentiated offerings:

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  Onsite Weekly Meetings:    For employees who want support from fellow colleagues, guidance from an experienced leader and the convenience of attending meetings at their workplace.

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  Local Meeting Vouchers:    For employees who want guidance from a leader but want to attend meetings away from work.

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  Weight Watchers Online:    For employees who cannot attend meetings, or are self-help inclined, but want access to Weight Watchers.

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  At Home Kit:    For employees who prefer an offline self-help approach.

        This new national approach to serving corporations supplements our existing local efforts to target the corporate market. We intend to leverage our existing local relationships into expanded national relationships.

Licensing and Publishing

Licensing

        We license the Weight Watchers brand and other intellectual property in certain categories of food and other consumer products to carefully selected partners. In building our licensing business our strategy is to target sizeable categories where the Weight Watchers brand can add real value. We have recently expanded our global licensing team in order to focus on increasing the number of categories and geographies of our licensed products.

        We typically partner with licensees that excel at new product development and have strong marketing and sales expertise, manufacturing and distribution capabilities, financial strength, prior performance in previous licensing deals and senior management commitment to building the Weight Watchers brand. We plan to continue to choose our licensing partners carefully after identifying and prioritizing categories that enhance the Weight Watchers brand and have long-term growth potential.

        Selected licensees include:

LICENSEE	PRODUCT
United States
Applebee's	Casual Dining Restaurant Menu
Conair	Scales
Dawn Foods	Snack Cakes & Muffins
Organic Milling	Ready to Eat Cereals
Russell Stover	Chocolate Candies
Wells Dairy	Ice Cream
Weston Bakeries	Fresh Bread
United Kingdom
Anthony Alan Foods	Snack Cakes
Conair	Scales
Heinz	Iced Desserts
Yoplait	Yogurt

Continental Europe
Anthony Alan Foods	Snack Cakes
COOP	COOP "Healthy for You" Range
Sara Lee	Meats
Senoble	Yogurt
Australia
Conair	Scales
Nestle	Yogurt

        Each licensee is required to include on their packaging information about our services and our products, including information about our toll-free numbers and a URL for WeightWatchers.com. This marketing and promotional support reinforces the value of our brand.

        We continue to believe there are significant opportunities both in the United States and internationally to take advantage of the strength of the Weight Watchers brand and other intellectual property through additional licensing agreements.

Weight Watchers Magazine

        Weight Watchers magazines are published in all of our major markets. In the United States, Weight Watchers Magazine is an important branded marketing channel that is experiencing strong growth. We re-acquired the rights to publish the magazine without the subscriber list in February 2000 and re-launched its publication in May 2000. Since then, we have grown paid circulation from zero to over one million. Our most recent information from MediaMark, an industry tracking service, shows a readership of 6.81 readers per copy, one of the highest in the industry. In addition to generating revenues from subscription sales and advertising, Weight Watchers Magazine also reinforces the value of our brand and serves as a powerful tool for marketing to both existing and potential customers.

Marketing and Promotion

Word of Mouth

        The word-of-mouth generated by our current and former customers is an important source of new customers. Over our more than 40-year operating history, we have created a powerful referral network of loyal customers. These referrals, combined with our strong brand and the effectiveness of our program, enable us to efficiently attract new and returning customers.

Media Advertising

        Our advertising enhances our brand image and awareness and motivates both former and potential new customers to join Weight Watchers. We have historically taken advantage of a range of traditional offline advertising vehicles such as television, radio and print. Over the past five years, WeightWatchers.com has developed a strong capability and presence in Internet advertising. Our advertising schedule supports the three key diet seasons of the year: winter, spring and fall. We allocate our media advertising on a market-by-market basis, as well as by media vehicle (television, radio, Internet, magazines and newspapers), taking into account the target market and the effectiveness of the medium.

Direct Mail and Email

        Direct mail is a critical element of our marketing because it targets potential returning members. We maintain databases of current and former customers in each country in which we operate, which we use to focus our direct mailings and email. During fiscal 2004, our NACO operations sent over 23 million pieces of direct mail. Most of these mailings are timed to coincide with the start of the diet seasons and are intended to encourage former members to re-enroll. WeightWatchers.com has made a substantial investment in developing email targeting capabilities and its email promotional vehicles and programs will be an increasingly important customer acquisition vehicle for both our Internet and offline businesses.

WeightWatchers.com Website

        The WeightWatchers.com website is an important global promotional channel for our brand and businesses. The website has become an important vehicle for communicating our services and products in greater detail than could be achieved in more traditional advertising vehicles. In addition to being a gateway for our Internet subscription products, the website contributes value to our meeting business by promoting our brand, advertising Weight Watchers meetings and keeping members involved with Weight Watchers outside of meetings through useful offerings, such as a meeting locator, low calorie recipes, weight management articles, success stories and Internet forums. Over the past year, our Meeting Finder feature generated on average over 18,000 meeting searches per week in the United States alone. The Meeting Finder makes it easier than ever for our existing and potential members to find a convenient meeting place and time. WeightWatchers.com now attracts an average of over 3.5 million unique visitors per month in the United States alone.

Public Relations

        The focus of our public relations efforts is through our current and former members who have successfully lost weight on our program. Leaders and successful members engage in local promotions, information presentations and charity events to promote Weight Watchers and demonstrate the program's efficacy. We currently have approximately 300 trained media "ambassadors" in the United States as part of our grass roots public relations network.

        Recently we launched a science-based public relations initiative to capitalize on Weight Watchers position as the only clinically proven commercial weight management program. This has included an increased investment in third party scientific research, the launch of a new science center on our website and increased efforts to share our consumer and program insights with leaders in the scientific and medical communities as well as the general public.

Weight Watchers Magazine

        In addition to generating revenues from subscription sales and advertising, Weight Watchers Magazine reinforces the value of our brand and serves as an important marketing tool to both existing and potential customers. We publish Weight Watchers magazines in all of our major markets.

Entrepreneurial Management

        We run our company in a decentralized and entrepreneurial manner that allows us to develop and test new ideas on a local basis and then implement the most successful ideas across our network. We believe local country and regional managers are best able to develop new strategies and programs to meet the needs of their markets. For example, local managers in the United Kingdom were responsible for developing our POINTS-based program. In addition, many of our meeting products were developed locally and then introduced successfully in other countries. Local managers have strong incentives to adopt and implement the best practices of other regions and to continue to develop innovative new programs.

        While having strong local leadership has always been a cornerstone of our strategy, we have also been investing in building our global corporate management team. Our management team plays a critical role in driving and facilitating the global coordination necessary to optimize our international assets and share best practices across geographies.

Competition

        The weight management market includes self-help weight management regimens and other self-help weight management products and publications such as books, tapes and magazines; commercial weight management programs; Internet weight management approaches; dietary supplements and meal replacement products; weight management services administered by doctors, nutritionists and dieticians; surgical procedures; the pharmaceutical industry; government agencies and non-profit groups that offer weight management services; and fitness centers.

        Competition among commercial weight management programs is largely based on program recognition and reputation and the effectiveness, safety and price of the program. In the United States, we compete with several other companies in the commercial weight management industry, although we believe that the businesses are not comparable. For example, many of these competitors' businesses are based on the sale of pre-packaged meals and meal replacements. Our meetings use group support, education and behavior modification to help our members change their eating habits, in conjunction with flexible food plans that allow members the freedom to choose what they eat. There are no significant group education-based competitors in any of our major markets, except in the United Kingdom. Even there, we have an approximately 50% market share, approximately twice that of our largest competitor.

        We believe that food manufacturers that produce meal replacement products are not comparable competition because these businesses' meal replacement products do not engender behavior modification through education in conjunction with a flexible, healthy diet.

        We also compete with various self help diets, products and publications. Beginning in 2003, low-carb diets gained in popularity and media exposure. These diets advocate dramatic reductions in carbohydrates that result in calorie reduction. We believe that the appeal of these programs has peaked and the low carb phenomenon is now in decline.

Regulation

        A number of laws and regulations govern our advertising, franchise operations and relations with consumers, employees and other service providers in the countries in which we operate. The FTC and certain states and foreign jurisdictions regulate advertising, disclosures to consumers, privacy, consumer pricing or billing arrangements, and other consumer matters.

        During the mid-1990s, the FTC filed complaints against a number of commercial weight management providers alleging violations of federal law in connection with the use of advertisements that featured testimonials, claims for program success and program costs. In 1997, we entered into a consent order with the FTC settling all contested issues raised in the complaint filed against us. The consent order requires us to comply with certain procedures and disclosures in connection with our advertisements of services and products.

        Since we operate our meetings business both in the United States and internationally, we are subject to many distinct employment, labor and benefits laws in each country in which we operate, including regulations affecting our employment practices and our relations with our employees and service providers. If we are required to comply with new regulations or new interpretations of existing regulations, or if we are unable to comply with these regulations or interpretations, our business could be adversely affected.

        Laws and regulations directly applicable to communications or commerce over the Internet such as those governing intellectual property, privacy, libel and taxation, are becoming more prevalent and remain unsettled.

        Most recently with the passage of the Sarbanes-Oxley Act of 2002 in the United States, we have, like other publicly listed companies, been subject to additional compliance requirements requiring, among other things, certain new procedures and disclosures in connection with our internal control over financial reporting.

Employees and Service Providers

        As of January 1, 2005, we had approximately 46,000 employees and service providers located in the United States, the United Kingdom, Continental Europe and Australasia. We consider our relations with our employees and service providers to be satisfactory.

Legal Matters

        We are not a party to any material pending litigation. We have had and continue to have disputes with certain of our franchisees. In the opinion of management, based in part upon advice of legal counsel, the disposition of all such matters is not expected to have a material effect on our results of operations.

MANAGEMENT

Directors and Executive Officers

        Set forth below are the names, ages as of July 2, 2005 and current positions with us and our subsidiaries of our executive officers and directors. Directors are elected at the annual meeting of shareholders. Executive officers are appointed by, and hold office at, the discretion of the directors.

Name	Age	Position
Linda Huett	60	President and Chief Executive Officer, Director
Ann M. Sardini	55	Chief Financial Officer
Thilo Semmelbauer	39	Chief Operating Officer, NACO
Robert W. Hollweg	62	Vice President, General Counsel and Secretary
Melanie Stubbing	44	Vice President of Operations, United Kingdom
Russell Burke	45	Vice President, Australia
David P. Kirchhoff	38	President and Chief Executive Officer, WeightWatchers.com
Raymond Debbane(1)	50	Chairman of the Board
Philippe J. Amouyal(4)	47	Director
Jonas M. Fajgenbaum	33	Director
Sacha Lainovic(1)	48	Director
Christopher J. Sobecki	47	Director
Sam K. Reed(2)	58	Director
Marsha Johnson Evans(2)	57	Director
John F. Bard(1)(2)	64	Director

(1)
Member of our compensation and benefits committee.

(2)
Member of our Audit Committee.

        Linda Huett.    Ms. Huett has been the President and a director of our company since September 1999. She became our Chief Executive Officer in December 2000. Ms. Huett joined our company in 1984 as a meeting leader. Ms. Huett was promoted to U.K. Training Manager in 1986. In 1990, Ms. Huett was appointed Director of the United Kingdom operation and in 1993 was appointed Vice President of Weight Watchers U.K. Ms. Huett received a B.A. degree from Gustavas Adolphus College and received her Masters in Theater from Yale University. Ms. Huett is also a director of WeightWatchers.com, Inc. and Ann Taylor Inc.

        Ann M. Sardini.    Ms. Sardini has served as our Chief Financial Officer since April 2002 when she joined our company. Ms. Sardini has over 20 years of experience in senior financial management positions in branded media and consumer products companies. Prior to joining us, she served as Chief Financial Officer of VitaminShoppe.com, Inc. from 1999 to 2001, and from 1995 to 1999 she served as Executive Vice President and Chief Financial Officer for the Children's Television Workshop. In addition, Ms. Sardini has held finance positions at QVC, Chris Craft Industries and the National Broadcasting Company. Ms. Sardini received a B.A. from Boston College and an M.B.A. from Simmons College Graduate School of Management. Ms. Sardini is also a director of WeightWatchers.com and Venaca Inc.

        Thilo Semmelbauer.    Mr. Semmelbauer has served as our Chief Operating Officer for North America since March 29, 2004. He most recently served as the President and Chief Operating Officer of WeightWatchers.com. He held that position since February 2000. Prior to WeightWatchers.com, Mr. Semmelbauer was with The Boston Consulting Group in the Consumer Goods, Technology and e-Commerce practices. Previously, Mr. Semmelbauer was in Product Management at Motorola, Inc. He received his Master of Science degree in Management and Engineering from the Massachusetts Institute of Technology and is a graduate of Dartmouth College.

        Robert W. Hollweg.    Mr. Hollweg has served as our Vice President, General Counsel and Secretary since January 1998. He joined our company in 1969 as an Assistant Counsel in the law department. He transferred to the Heinz law department subsequent to Heinz' acquisition of our company in 1978 and served there in various capacities. He rejoined us after Artal acquired our company in September 1999. Mr. Hollweg graduated from Fordham University and received his Juris Doctor degree from Fordham University School of Law. He is a member of the American and New York State Bar Associations and a former President of the International Trademark Association.

        Melanie Stubbing.    Ms. Stubbing has served as our Vice President of Operations—United Kingdom since November 2003. Ms. Stubbing has more than 16 years experience working with strong consumer brands, including a position running the United Kingdom-based toy, game and trading card operations for Hasbro, Inc., a position she held from January 2002 to November 2003. From November 2000 to January 2002, Ms. Stubbing was the Vice President for WeightWatchers.com, Inc. Prior to joining WeightWatchers.com, Ms. Stubbing was Managing Director, Hedstrom, U.K. from August 1998 to October 2000, and from July 1989 to July 1998 she held various marketing positions at Mattel UK Ltd., including Group Marketing Director. Ms. Stubbing is a business graduate of Manchester Metropolitan University.

        Russell Burke.    Mr. Burke was appointed as our Vice President, Australasia in March 2005. Prior to this appointment he most recently served as Vice President, Finance within Weight Watchers International world headquarters. Prior to joining Weight Watchers he held both Chief Financial Officer and International Business Development responsibilities for Napster LLC. Prior to joining Napster LLC, he was the Senior Vice President and Chief Financial Officer of pressplay. Previously he held a number of senior financial roles with Sony Music International in New York, London and Sydney, and was with PriceWaterhouseCoopers LLP in Sydney and Los Angeles. Mr Burke received his Bachelor of Commerce degree from the University of Newcastle and holds an ACA designation from the Institute of Chartered Accountants, both in Australia.

        David P. Kirchhoff.    Mr. Kirchhoff has been the Chief Executive Officer and President of WeightWatchers.com since rejoining WeightWatchers.com in June 2004. He has also been a director of WeightWatchers.com since June 2004. Prior to rejoining WeightWatchers.com, Mr. Kirchhoff served as Chief Financial Officer of the Enthusiast Media Group of Primedia, Inc. from September 2003 to June 2004. Mr. Kirchhoff originally joined WeightWatchers.com in January 2000 as Senior Vice President, Strategy and Business Development, and served as Chief Financial Officer of WeightWatchers.com from January 2003 until his departure in August 2003. Prior to joining WeightWatchers.com in January 2000, he was Director of Corporate Strategy and Development for Pepsico, Inc. Previously, Mr. Kirchhoff was a manager and consultant with The Boston Consulting Group in Washington, D.C. He holds a B.S. in Biomedical and Electrical Engineering from Duke University and an M.B.A. from the University of Chicago Graduate School of Business.

        Raymond Debbane.    Mr. Debbane has been our Chairman of the Board of Directors since our acquisition by Artal on September 29, 1999. Mr. Debbane is a co-founder and President of The Invus Group, LLC. Prior to forming The Invus Group, LLC in 1985, Mr. Debbane was a manager and consultant for The Boston Consulting Group in Paris, France. He holds an M.B.A. from Stanford Graduate School of Business, an M.S. in Food Science and Technology from the University of

California, Davis and a B.S. in Agricultural Sciences and Agricultural Engineering from American University of Beirut. Mr. Debbane is a director of Artal Group S.A., Ceres, Inc. and the Chairman of the Board of Directors of GoldenSource Corporation. Mr. Debbane is also the Chairman of the Board of Directors of WeightWatchers.com, Inc.

        Philippe J. Amouyal.    Mr. Amouyal was elected a director of our company in November 2002. Mr. Amouyal is a Managing Director of The Invus Group, LLC, which he joined in 1999. Previously, Mr. Amouyal was a Vice President and director of The Boston Consulting Group, Inc. in Boston, MA. He holds an M.S. in engineering and a DEA in Management from Ecole Centrale de Paris and was a Research Fellow at the Center for Policy Alternatives of the Massachusetts Institute of Technology. Mr. Amouyal is a director of WeightWatchers.com, Inc., GoldenSource Corporation, Metamarix, Inc. and Entopia, Inc.

        Jonas M. Fajgenbaum.    Mr. Fajgenbaum has been a director of our company since our acquisition by Artal on September 29, 1999. Mr. Fajgenbaum is a Managing Director of The Invus Group, LLC, which he joined in 1996. Prior to joining The Invus Group, LLC, Mr. Fajgenbaum was a consultant for McKinsey & Company in New York from 1994 to 1996. He graduated with a B.S. from the Wharton School of Business and a B.A. in Economics from the University of Pennsylvania in 1994.

        Sacha Lainovic.    Mr. Lainovic has been a director of our company since our acquisition by Artal on September 29, 1999. Mr. Lainovic is a co-founder and Executive Vice President of The Invus Group, LLC. Prior to forming The Invus Group, LLC in 1985, Mr. Lainovic was a manager and consultant for The Boston Consulting Group in Paris, France. He holds an M.B.A. from Stanford Graduate School of Business and an M.S. in engineering from Insa de Lyon in Lyon, France. Mr. Lainovic is a director of GoldenSource Corporation.

        Christopher J. Sobecki.    Mr. Sobecki has been a director of our company since our acquisition by Artal on September 29, 1999. Mr. Sobecki, a Managing Director of The Invus Group, LLC, joined the firm in 1989. He received an M.B.A. from Harvard Business School. He also obtained a B.S. in Industrial Engineering from Purdue University. Mr. Sobecki is also a director of GoldenSource Corporation.

        Sam K. Reed.    Mr. Reed has been a director of our company since February 2002. Mr. Reed has 30 years of experience in the food industry. He is currently the CEO of Dean Specialty Foods Holdings, Inc. Formerly, Mr. Reed was Vice Chairman and a director of Kellogg Company, the world's leading producer of cereal and a leading producer of convenience foods. From 1996 to 2001, Mr. Reed was Chief Executive Officer, President and a director of Keebler Foods Company. Previously, he was Chief Executive Officer of TreeHouse Foods, Inc.'s Western Bakery Group division. He is a director of the Tractor Supply Company. Mr. Reed received a B.A. from Rice University and an M.B.A. from Stanford Graduate School of Business.

        Marsha Johnson Evans.    Ms. Evans has been a director of our company since February 2002. Ms. Evans is currently President and Chief Executive Officer of the American Red Cross, the preeminent humanitarian organization in the United States, and previously served as the National Executive Director of Girl Scouts of the U.S.A. A retired Rear Admiral in the United States Navy, Ms. Evans has served as superintendent of the Naval Postgraduate School in Monterey, California and headed the Navy's worldwide recruiting organization from 1993 to 1995. She is currently a director of the May Department Stores Company, Lehman Brothers Holdings, Inc. and several nonprofit boards. Ms. Evans received a B.A. from Occidental College and a Master's Degree from the Fletcher School of Law and Diplomacy at Tufts University.

        John F. Bard.    Mr. Bard has been a director since November 2002. Since 1999, he has been a director of the Wm. Wrigley Jr. Company, where he served as Executive Vice President from 1999 to

2000, Senior Vice President from 1990-1999, and at the same time serving as Chief Financial Officer from 1990 until his retirement from management in 2000. He began his business career in 1963 with The Procter & Gamble Company in financial management. He subsequently was Group Vice President and Chief Financial Officer and a director of The Clorox Company and later President and a director of Tambrands, Inc., prior to joining Wrigley. Mr. Bard holds a B.S. in business from Northwestern University and an M.B.A. in Finance from the University of Cincinnati. In addition to Wrigley, he also serves as a director of Sea Pines Associates, Inc. and Rowpart Pharmaceuticals, Inc.

PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth information regarding the beneficial ownership of our common stock by (i) all persons known by us to own beneficially more than 5% of our common stock, (ii) our chief executive officer and each of the named executive officers, (iii) each director, (iv) all directors and executive officers as a group and (v) the selling shareholder.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of the date of this prospectus are deemed issued and outstanding. These shares, however, are not deemed outstanding for purposes of computing percentage ownership of each other shareholder.

        Our capital consists of our common stock and our preferred stock. As of July 2, 2005, there were 103,283,332 shares of our common stock outstanding and no shares of our preferred stock outstanding.

	As of July 2, 2005			Immediately After This Offering
Name of Beneficial Owner			Shares to be Sold in Offer
	Shares	Percent		Shares	Percent
Artal Group S.A.(1)	64,265,825	62.2	9,000,000	55,265,825	53.5%
American Century Investment Management, Inc.(2)	5,953,528	5.8	—	5,953,528	5.8
Linda Huett(3)(4)	412,691	*	—	412,691	*
Ann M. Sardini(3)(4)	60,000	*	—	60,000	*
Thilo Semmelbauer(3)(4)	20,000	*	—	20,000	*
Robert W. Hollweg(3)(4)	242,706	*	—	242,706	*
Melanie Stubbing(3)(4)	9,400	*	—	9,400	*
David P. Kirchoff(3)(4)	*		—	*	*
Russell Burke (3)(4)	5,000	*	—	5,000	*
Raymond Debbane(3)(5)	—		—	—	*
Marsha Johnson Evans(3)(4)	7,237	*	—	7,237	*
Jonas M. Fajgenbaum(3)	—	*	—	—	*
Sacha Lainovic(3)	—	*	—	—	*
Sam K. Reed(3)(4)	17,237	*	—	17,237	*
John F. Bard(3)(4)	6,955	*	—	6,955	*
Christopher J. Sobecki(3)	—	*	—	—	*
Philippe Amouyal(3)	—	*	—	—	*
All directors and executive officers as a group (15 people)(5)	781,226	*	—	781,226	*

*
Less than 1.0%

(1)
The information concerning Artal Group S.A. is based on a Schedule 13D filed with the Securities and Exchange Commission on March 18, 2004 by Westend S.A., the parent company of Artal Group. Artal Group is the parent of Artal International S.A., which, in turn, is the parent of each of Artal Luxembourg and Artal Services N.V. Artal Services is the parent of Artal Participations & Management S.A. As of July 2, 2005, Artal Luxembourg was the record owner of 59,772,567 of our shares and Artal Participations was the record owner of 4,493,258 of our shares. Only shares held by Artal Luxembourg will be sold in this offering. As a result of the foregoing, Artal International, Artal Group and Westend may be deemed to be the beneficial owner of all of our shares held of record by Artal Luxembourg and Artal Participations. The address of Artal Luxembourg and Artal Participations is 105, Grand-Rue, L-1661 Luxembourg, Luxembourg. The address of Westend,

  Artal Group and Artal International is the same as Artal Luxembourg and Artal Participations. The address of Artal Services is Woluwedal, 28 B-1932 St. Stevens—Woluwe Belgium.

(2)
Based on a Schedule 13G filed with the Securities and Exchange Commission on February 11, 2005 by American Century Investment Management, Inc., American Century Companies, Inc. and American Century Mutual Funds, Inc., American Century Investment Management and American Century Companies, its parent, have beneficial ownership of 5,953,528 shares, and American Century Mutual Funds, Inc. has beneficial ownership of 5,645,624 shares. Each of American Century Investment Management and American Century Companies has sole voting power over 5,829,438 shares and sole dispositive power over 5,953,528 shares and American Century Mutual Funds has sole voting power and sole dispositive power over 5,645,624 shares. The address of these entities is 4500 Main Street, 9th Floor, Kansas City, Missouri 64111.

(3)
Our executive officers and directors may be contacted c/o Weight Watchers International, Inc., 11 Madison Avenue, 17th Floor, New York, New York, 10010.

(4)
Includes shares subject to purchase upon exercise of options exercisable within 60 days after July 2, 2005, as follows: Ms. Huett 318,483 shares; Ms. Sardini 60,000 shares; Mr. Semmelbauer 20,000 shares; Mr. Hollweg 151,322 shares; Ms. Stubbing 9,400 shares; Mr. Burke 5,000 shares; Mr. Reed 6,000 shares; Ms. Evans 6,000 shares; and Mr. Bard 4,000 shares.

(5)
Mr. Debbane is also a director of Artal Group. Artal Group is the parent entity of Artal International, which is the parent entity of Artal Luxembourg. Artal International is the parent entity of Artal Services, which is the parent entity of Artal Participations & Management. Mr. Debbane disclaims beneficial ownership of all shares owned by Artal Luxembourg and Artal Participations & Management.

        In addition, the selling shareholder has granted the underwriters the right to purchase up to an additional 1,350,000 shares of common stock to cover over-allotments. If the underwriters exercise this over-allotment option in full, Artal will beneficially own 52.2% of our common stock after this offering.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of (1) 1.0 billion shares of common stock, no par value, of which 103,283,332 shares were issued and outstanding as of July 2, 2005, and (2) 250,000,000 shares of preferred stock, no par value, of which no shares are issued and outstanding. The following description of our capital stock and related matters is qualified in its entirety by reference to our articles of incorporation and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

        Voting Rights.    The holders of our common stock are entitled to one vote per share on all matters submitted for action by the shareholders. There is no provision for cumulative voting with respect to the election of directors. Accordingly, a holder of more than 50% of the shares of our common stock can, if it so chooses, elect all of our directors. In that event, the holders of the remaining shares will not be able to elect any directors.

        Dividend Rights.    All shares of our common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources. Our senior credit facilities and indentures impose restrictions on our ability to declare dividends with respect to our common stock.

        Liquidation Rights.    Upon liquidation or dissolution of our company, whether voluntary or involuntary, all shares of our common stock are entitled to share equally in the assets available for distribution to shareholders after payment of all of our prior obligations, including our preferred stock.

        Other Matters.    The holders of our common stock have no preemptive or conversion rights and our common stock is not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are fully paid and non-assessable.

Preferred Stock

        Our board of directors has the authority, without any further vote or action by the shareholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any series of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of that series. However, the effects might include, among other things:

  •
  restricting dividends on the common stock;

  •
  diluting the voting power of the common stock;

  •
  impairing the liquidation rights of the common stock; or

  •
  delaying or preventing a change in control without further action by the shareholders.

Options and Restricted Stock Units

        As of July 2, 2005, there were outstanding 2,954,331 shares of our common stock issuable upon exercise of outstanding stock options, 62,307 shares of our common stock issuable upon the vesting of restricted stock units and 2,499,505 shares of our common stock reserved for future issuance under our existing stock incentive plans.

Authorized but Unissued Capital Stock

        The listing requirements of the New York Stock Exchange, which will apply so long as our common stock remains listed on the New York Stock Exchange, require shareholder approval of certain issuances equal to or exceeding 20% of then-outstanding voting power or then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

        One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Certain Provisions of Virginia Law and Our Charter and Bylaws

        Some provisions of Virginia law and our articles of incorporation and bylaws could make the following more difficult:

  •
  acquisition of us by means of a tender offer;

  •
  acquisition of us by means of a proxy contest or otherwise; or

  •
  removal of our incumbent officers and directors.

        These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Election and Removal of Directors

        Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our shareholders. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for shareholders to replace a majority of our directors.

        Our articles of incorporation and bylaws do not provide for cumulative voting in the election of directors.

        At any time that Artal or certain of its transferees beneficially owns a majority of our then outstanding common stock, directors may be removed with or without cause. At all other times, directors may be removed only with cause.

Board Meetings

        Our bylaws provide that the chairman of the board or any two of our directors may call special meetings of the board of directors.

Shareholder Meetings

        Our articles of incorporation provide that special meetings of shareholders may be called by the chairman of our board of directors or our president or by a resolution adopted by our board of directors. In addition, our articles of incorporation provide that Artal and certain of its transferees have the right to call special meetings of shareholders prior to the date it ceases to beneficially own 20% of our then outstanding common stock.

Requirements for Advance Notification of Shareholder Nominations and Proposals

        Our bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors or by Artal and certain of its transferees when nominating its director designees. In addition, our bylaws provide that so long as Artal or certain of its transferees beneficially owns a majority of our then outstanding common stock, the foregoing advance notice procedures for shareholder proposals will not apply to it.

Shareholder Action by Written Consent

        Virginia law generally requires shareholder action to be taken only at a meeting of shareholders and permits shareholders of a public corporation to act only by written consent with the unanimous written consent of all shareholders.

Amendment of Articles of Incorporation and Bylaw Provisions

        Amendment of the provisions described above in our articles of incorporation generally will require an affirmative vote of our directors, as well as the affirmative vote of at least 80% of our then outstanding voting stock, except that at any time that Artal or certain of its transferees beneficially owns a majority of our then outstanding common stock, the anti-takeover provisions of our articles of incorporation may be amended by the affirmative vote of a majority of our then outstanding voting stock. Amendments to any other provisions of our articles of incorporation generally require the affirmative vote of a majority of our then outstanding voting stock. Our bylaws may be amended by the affirmative vote of our directors or by the affirmative vote of at least 80% of our then outstanding voting stock.

Rights Agreement

        We adopted a rights agreement on November 15, 2001. Under the rights agreement one right was issued and attached to each share of our common stock including all shares that were outstanding. Each right entitles the holder, in the circumstances described below, to purchase from us a unit consisting of one one-hundredth of a share of Series B junior participating preferred stock, no par value per share, at an exercise price of $102.00 per right, subject to adjustment in certain events.

        The rights are attached to all certificates representing outstanding shares of common stock and are transferred with and only with these certificates. The rights are exercisable and separately certificated only upon the distribution date, which will occur upon the earlier of the following:

  •
  ten days following a public announcement that a person or group other than certain exempt persons has acquired or obtained the right to acquire beneficial ownership of 10% or more of the shares of common stock then outstanding; and

  •
  ten business days, or later, if determined by our board, prior to any person acquiring 10% or more of the shares of common stock then outstanding, following the commencement or announcement of an intention to commence a tender offer or exchange offer that would result in a person or group acquiring 10% or more of the shares of common stock then outstanding.

        As soon as practicable after the distribution date, certificates will be mailed to holders of record of common stock as of the close of business on the distribution date. From and after the distribution date, the separate certificates alone will represent the rights. Prior to the distribution date, all shares of common stock issued will be issued with rights. Shares of common stock issued after the distribution date will not be issued with rights, except that rights may be issued with shares of common stock issued pursuant to any of:

  •
  the exercise of stock options that were granted or awarded prior to the distribution date;

  •
  employee plans or arrangements we adopted prior to the distribution date;

  •
  the exercise, conversion or exchange of securities issued prior to the distribution date; or

  •
  our contractual obligations.

        The final expiration date of the rights will be the close of business on November 19, 2011, unless earlier redeemed or exchanged by us as described below.

        In the event that a person acquires 10% or more of the shares of common stock then outstanding, except pursuant to a tender offer or exchange offer for all the outstanding shares of our common stock approved by our board before the person acquires 10% or more of the shares of common stock then outstanding, each holder of a right other than that person and certain related parties, whose rights will automatically become null and void, will thereafter be entitled to receive, upon exercise of the right, a number of shares of common stock, or, in certain circumstances, cash, property or other securities of our company, having a current market price averaged over the previous 30 consecutive trading days equal to two times the exercise price of the right.

        If, at any time on or after a person acquires 10% or more of the shares of common stock then outstanding, our company effects a merger or other business combination in which it is not the surviving entity, or any shares of our common stock are changed into or exchanged for other securities, or 50% or more of its assets, cash flow or earning power is sold or transferred, then each holder of a right, except rights owned by any person who has acquired 10% or more of the shares of common stock then outstanding or certain related parties, which will have become void as set forth above, will thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a fair market value equal to two times the exercise price of the right.

        The exercise price payable, and the number of shares of Series B junior participating preferred stock, shares of common stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution in the event of a stock dividend on the Series B junior participating preferred stock payable in shares of Series B junior participating preferred stock, a subdivision or combination of the Series B junior participating preferred stock, a grant or distribution to holders of the Series B junior participating preferred stock of certain subscription rights, warrants, evidence of indebtedness, cash or other assets, or other similar events. In addition, the number of rights associated with each share of our common stock is subject to adjustment in the event of a declaration of a dividend on our common stock payable in common stock or a subdivision or combination of our common stock.

        No fractional rights or shares of Series B junior participating preferred stock will be issued. In lieu thereof, an adjustment in cash will be made based on the market price of the common stock, right or Series B junior participating preferred stock on the last trading date prior to the date of exercise. Pursuant to the rights agreement, we reserve the right to require that, prior to the occurrence of one of the events that triggers the ability to exercise the rights, upon any exercise of rights, a number of rights be exercised so that only whole shares of Series B junior participating preferred stock will be issued.

        We will also have the option, at any time after a person acquires 10% and before a person acquires a majority of the shares of our common stock then outstanding to exchange some or all of the rights, other than rights owned by the acquiring person or certain related parties, which will have become void, at an exchange ratio of one share of common stock and/or other equity securities deemed to have the same value as one share of common stock, per right, subject to adjustment.

        At any time prior to the time the rights become exercisable, our company, by vote of a majority of our board, may redeem the rights in whole, but not in part, at a price of $0.01 per right, payable, at our option, in cash, shares of common stock or other consideration as our board may determine. Upon redemption, the rights will terminate and holders of rights will receive only the redemption price.

        For as long as the rights are redeemable, our company may amend the rights agreement in any manner, including extending the time period in which the rights may be redeemed. After the time the rights cease to be redeemable, we may amend the rights in any manner that does not materially adversely affect the interests of holders of the rights as such. Until a right is exercised, the holder, as such, will have no rights as a shareholder of our company, including the right to vote or to receive dividends.

        Our articles of incorporation provide that each share of Series B junior participating preferred stock, that may be issued upon exercise of the rights will be entitled to receive, when, as and if declared, cash and non-cash dividends equal to the greater of:

  •
  a dividend multiple of 100 times the aggregate per share amount of all cash and non-cash dividends declared or paid on the common stock, subject to adjustments for stock splits or dividends payable in common stock or reclassifications of common stock; or

  •
  preferential quarterly cash dividends of $0.01 per share.

        Holders of Series B junior participating preferred stock will have a vote multiple of 100 votes per share, subject to adjustments for dividends payable in common stock or subdivisions or combinations of common stock and, except as otherwise provided by the articles of incorporation, or applicable law, will vote together with holders of common stock as a single class. In the event that the preferential quarterly cash dividends are in arrears for six or more quarterly dividend payment periods, holders of Series B junior participating preferred stock will have the right to elect two additional members of our board.

        In the event of the liquidation, dissolution or winding up of our company, after provision for liabilities and any preferential amounts payable with respect to any preferred stock ranking senior to the Series B junior participating preferred stock, the holders of any Series B junior participating preferred stock will be entitled to receive liquidation payments per share in an amount equal to the following:

  •
  $1.00 plus an amount equal to accrued and unpaid dividends and distributions thereon to the date of payment; and

  •
  a proportionate share, on equal terms with the holders of common stock, of the assets remaining after payment described above and a nominal payment to the holders of common stock.

        The rights of the Series B junior participating preferred stock as to dividends, voting and liquidation are protected by antidilution provisions. In the event of a consolidation, merger or other transaction in which the shares of capital stock are exchanged, holders of shares of Series B junior participating preferred stock will be entitled to receive an amount per share, equal to 100 times the amount of stock, securities, cash or other property for which each share of common stock is exchanged. The shares of Series B junior participating preferred stock are not redeemable at the option of our company or any holder thereof.

        The rights have certain anti-takeover effects. The rights cause substantial dilution to any person or group that attempts to acquire our company without the approval of our board. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire our company, even if that acquisition may be in the best interests of our shareholders. Because our board can redeem the rights or approve a permitted offer, the rights do not interfere with a merger or other business combination approved by our board.

        The rights agreement excludes Artal, as well as transferees of at least 10% of our then outstanding common stock from Artal, from being considered an acquiring person.

Liability of Officers and Directors

        Our articles of incorporation require us to indemnify any director, officer or employee who was or is a party to any claim, action or proceeding by reason of his being or having been a director, officer or employee of our company or any other corporation, entity or plan while serving at our request, unless he or she engaged in willful misconduct or a knowing violation of criminal law. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, indemnification for liabilities under the Securities Act is against public policy and is unenforceable.

Anti-Takeover Statutes

        We have opted out of the Virginia anti-takeover law regulating "control share acquisitions." Under Virginia law, shares acquired in a control share acquisition have no voting rights unless granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation, or the articles of incorporation or bylaws of the corporation provide that this regulation does not apply to acquisitions of its shares. An acquiring person that owns five percent or more of the corporation's voting stock may require that a special meeting of the shareholders be held, within 50 days of the acquiring person's request, to consider the grant of voting rights to the shares acquired in the control share acquisition. If voting rights are not granted and the corporation's articles of incorporation or bylaws permit, the acquiring person's shares may be repurchased by the corporation, at its option, at a price per share equal to the acquiring person's cost. Virginia law grants appraisal rights to any shareholder who objects to a control share acquisition that is approved by a vote of disinterested shareholders and that gives the acquiring person control of a majority of the corporation's voting shares. This regulation was designed to deter certain takeovers of Virginia public corporations.

        We have opted out of the Virginia anti-takeover law regulating "affiliated transactions." Under this law, certain material transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares are required to be approved by the holders of at least two-thirds of the remaining voting shares. Affiliated transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of a 10% holder or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries, that increases the percentage of voting shares owned beneficially by a 10% holder by more than five percent.

Registrar and Transfer Agent

        The registrar and transfer agent for the common stock is Computershare (formerly EquiServe Trust Company, N.A.).

Listing

        Our common stock is listed on the New York Stock Exchange under the symbol "WTW".

SHARES ELIGIBLE FOR FUTURE SALE

        We cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that these sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

        As of July 2, 2005, we had outstanding an aggregate of 103,283,332 shares of common stock, and this offering will not affect the number of our outstanding shares. All the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our "affiliates," as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below.

        Subject to the lock-up agreements described below and the volume limitations and other conditions under Rule 144, the 55,265,825 unregistered shares held by Artal after this offering will be available for sale in the public market under exemptions from registration requirements. Artal, which will own 53.5% of our shares (or 52.2% if the underwriters exercise their over-allotment option in full) upon the closing of this offering, has the ability to cause us to register the resale of its shares.

Rule 144

        In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

  •
  1% of then-outstanding shares of common stock, or 1,032,833 shares; and

  •
  the average weekly trading volume in the common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

        In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Lock-Up Agreements

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC and UBS Securities LLC for

a period of 90 days after the date of this prospectus, except we may issue, and grant options to purchase, shares of common stock under our existing employee benefit plans referred to in this prospectus or the documents incorporated by reference in this prospectus. In addition, we may issue shares of common stock in connection with any acquisition of another company if the terms of the issuance provide that the common stock may not be resold prior to the expiration of the 90-day period described above.

        The selling shareholder has agreed, subject to limited exceptions, that it will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC and UBS Securities LLC for a period of 90 days after the date of this prospectus.

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX
CONSEQUENCES TO NON-U.S. HOLDERS

        The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

        A "non-U.S. holder" means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

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  an individual citizen or resident of the United States;

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  a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate the income of which is subject to United States federal income taxation regardless of its source; or

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  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

        This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, "controlled foreign corporation," "passive foreign investment company," or an investor in a pass-through entity). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

        If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

        If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

        Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

        A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

        Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

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  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

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  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

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  we are or have been a "United States real property holding corporation" for United States federal income tax purposes.

        An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

        We believe we are not and do not anticipate becoming a "United States real property holding corporation" for United States federal income tax purposes.

Federal Estate Tax

        Common stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

        We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

        A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

        Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                        , 2005, the selling shareholder has agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC and UBS Securities LLC are acting as representatives and joint bookrunners, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC
UBS Securities LLC

Total	9,000,000

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        The selling shareholder has granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,350,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. The underwriters and selling group members may allow a discount of $            per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation the selling shareholder will pay and the estimated expenses we will pay:

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting Discounts and Commissions paid by selling shareholder	$	$	$	$
Expenses payable by us	$	$	$	$

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the U.S. Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC and UBS Securities LLC for a period of 90 days after the date of this prospectus.

However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC and UBS Securities LLC waive, in writing, such an extension.

        The selling shareholder has agreed that it will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC and UBS Securities LLC for a period of 90 days after the date of this prospectus.

        We have agreed to indemnify the underwriters against liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in that respect. The selling shareholder has agreed to indemnify the underwriters against liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in that respect, arising from information provided by the selling shareholder.

        Our common stock is listed on the New York Stock Exchange under the symbol "WTW".

        Some of the underwriters and their affiliates have provided, and may provide in the future, investment banking and other financial services for us in the ordinary course of business for which they have received and would receive customary compensation. In September 2002, Credit Suisse First Boston Corporation served as lead manager in connection with a secondary offering of our common stock. In addition, Credit Suisse First Boston, New York branch, an affiliate of Credit Suisse First Boston Corporation, is an agent and a lender under our senior credit facilities.

        In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

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  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

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  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

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  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

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  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        Each underwriter has represented and agreed that:

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  it has not offered or sold and prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

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  it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA") received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and

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  it has compiled and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        The securities will not be offered, transferred or sold, directly or indirectly, to any individual or legal entity in The Netherlands, other than to individuals or legal entities who or which trade or invest in securities in their conduct of a profession or trade (which includes banks, brokers, dealers, insurance companies, pension funds, other institutional investors and commercial enterprises which regularly, as an ancillary activity, invest in securities).

        We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be $507,300.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

        By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholder and the dealer from whom the purchase confirmation is received that

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  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

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  where required by law, that the purchaser is purchasing as principal and not as agent, and

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  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action (Ontario Purchasers)

        Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling shareholder in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholder. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholder, will have no liability. In the case of an action for damages, we and the selling shareholder, will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein and the selling shareholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        The validity of common stock offered by this prospectus will be passed upon for us by our special Virginia counsel, Hunton & Williams LLP, Richmond, Virginia. Certain legal matters in connection with the common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

        The financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control Over Financial Reporting) incorporated in the prospectus by reference to the Annual Report on Form 10-K for the year ended January 1, 2005 have been so incorporated in reliance on the report (which contains an explanatory paragraph due to the exclusion of WeightWatchers.com from our assessment of the effectiveness of internal controls over financial reporting as of January 1, 2005) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may access and read our SEC filings, including the complete registration statement and all of the exhibits to it, through the SEC's Internet site at www.sec.gov. This site contains reports and other information that we file electronically with the SEC. You may also read and copy any document we file at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the public reference room.

        We have filed with the SEC a registration statement under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information presented or incorporated by reference in the registration statement and its exhibits and schedules. Our descriptions contained or incorporated by reference in this prospectus of the provisions of documents filed as exhibits to the registration statement or otherwise filed with the SEC are only summaries of the terms of those documents that we consider material. If you want a complete description of the content of the documents, you should obtain the documents yourself by following the procedures described above.

        You may request copies of any of our filings, at no cost, by telephone at (212) 817-2700 or by mail at: 11 Madison Avenue, New York, New York, 10010, Attention: Secretary. Or visit www.weightwatchersinternational.com.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document or in a more recent incorporated document.

        This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC. The documents contain important information about us and our financial condition.

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  Annual Report on Form 10-K for the fiscal year ended January 1, 2005 filed on March 17, 2005, as amended on April 4, 2005;

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  Quarterly Reports on Form 10-Q for the quarters ended April 2, 2005 and July 2, 2005 filed on May 6, 2005 and August 11, 2005, respectively;

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  Current Reports on Form 8-K filed on June 17, 2005 and July 8, 2005; and

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  the description of our common stock under the heading "Description of Capital Stock" included in our Registration Statement on Form S-1 incorporated by reference in our Registration Statement on Form 8-A filed with the SEC on November 9, 2001 under Section 12(b) of the Securities Exchange Act of 1934.

        We incorporate by reference any future filings we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the date all of the securities offered hereby are sold (other than Current Reports on Form 8-K containing only Regulation FD disclosure furnished under Item 7.01 of Form 8-K and exhibits relating to such disclosures, unless otherwise specifically stated in such Current Report on Form 8-K).

        You can obtain any of the documents incorporated by reference in this prospectus from us, or from the SEC through the SEC's Internet world wide website as described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us as described above.

INDEX TO FINANCIAL STATEMENTS

Pages
Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at January 3, 2004 and January 1, 2005	F-4
Consolidated Statements of Operations for the fiscal years ended December 28, 2002, January 3, 2004 and January 1, 2005	F-5
Consolidated Statements of Changes in Shareholders' Equity (Deficit), for the fiscal years ended December 28, 2002, January 3, 2004 and January 1, 2005	F-6
Consolidated Statements of Cash Flows for the fiscal years ended December 28, 2002, January 3, 2004 and January 1, 2005	F-7
Notes to Consolidated Financial Statements	F-8
Unaudited Consolidated Balance Sheets at January 1, 2005 and July 2, 2005	F-38
Unaudited Consolidated Statements of Operations for the six months ended July 3, 2004 and July 2, 2005	F-39
Unaudited Consolidated Statement of Changes in Shareholders Equity (Deficit) for the fiscal year ended January 1, 2005 and the six months ended July 2, 2005	F-40
Unaudited Consolidated Statements of Cash Flows for the six months ended July 3, 2004 and July 2, 2005	F-41
Notes to Unaudited Consolidated Financial Statements	F-42

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Weight Watchers International, Inc.:

        We have completed an integrated audit of Weight Watchers International Inc.'s 2004 consolidated financial statements and of its internal control over financial reporting as of January 1, 2005 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

        In our opinion, the consolidated financial statements listed in the index on page F-1 present fairly, in all material respects, the financial position of Weight Watchers International, Inc. and its subsidiaries at January 1, 2005 and January 3, 2004, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

        Also, in our opinion, management's assessment, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of January 1, 2005 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 1, 2005, based on criteria established in Internal Control—Integrated Framework issued by COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        As described in Management's Report on Internal Control over Financial Reporting, management has excluded WeightWatchers.com from its assessment of the effectiveness of internal control over financial reporting as of January 1, 2005. WeightWatchers.com is a variable interest entity required to be consolidated with Weight Watchers International, Inc. under the provisions of FASB Interpretation No. 46R during 2004. Since it does not have the contractual right, authority or ability, in practice, to assess the internal controls over financial reporting of WeightWatchers.com, nor does it have the ability to dictate or modify those controls, management has concluded it is unable to assess the effectiveness of the internal control over financial reporting of WeightWatchers.com. We have also excluded WeightWatchers.com from our audit of the effectiveness of internal control over financial reporting. As of and for the year ended January 1, 2005, Weight Watchers International, Inc.'s consolidated financial statements include total assets and total revenues of 3.8% and 6.8%, respectively, related to WeightWatchers.com.

PricewaterhouseCoopers LLP
New York, New York
March 11, 2005

WEIGHT WATCHERS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT

(IN THOUSANDS)

	January 3, 2004	January 1, 2005
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$23,442	$35,156
Receivables (net of allowances: January 3, 2004—$1,026 and January 1, 2005—$2,008)	18,545	21,778
Inventories, net	39,110	32,929
Prepaid expenses	29,724	31,636
Deferred income taxes	3,970	4,317

TOTAL CURRENT ASSETS	114,791	125,816
Property and equipment, net	15,747	17,480
Franchise rights acquired	496,261	557,121
Goodwill	23,779	25,125
Trademarks and other intangible assets	2,454	5,721
Deferred income taxes	110,631	77,964
Deferred financing costs, net	4,583	3,240
Other noncurrent assets	2,440	3,719

TOTAL ASSETS	$770,686	$816,186

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Portion of long-term debt due within one year	$15,554	$3,000
Accounts payable	22,287	20,760
Salaries and wages	20,799	27,173
Other accrued liabilities	34,379	35,079
Income taxes payable	24,624	34,684
Deferred income taxes	166	4,844
Deferred revenue	16,527	27,082

TOTAL CURRENT LIABILITIES	134,336	152,622
Long-term debt	454,320	466,125
Deferred income taxes	832	715
Other	10	285

TOTAL LIABILITIES	589,498	619,747
Commitments and contingencies (Note 15)
SHAREHOLDERS' EQUITY
Common stock, $0 par 1,000,000 shares authorized; 111,988 shares issued and outstanding	—	—
Treasury stock, at cost, 5,639 shares at January 3, 2004 and 9,575 shares at January 1, 2005	(48,421)	(222,547)
Deferred compensation	(214)	(233)
Retained earnings	223,557	413,425
Accumulated other comprehensive income	6,266	5,794

TOTAL SHAREHOLDERS' EQUITY	181,188	196,439

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$770,686	$816,186

The accompanying notes are an integral part of the consolidated financial statements.

WEIGHT WATCHERS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE FISCAL YEARS ENDED

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	December 28, 2002	January 3, 2004	January 1, 2005
	(52 Weeks)	(53 Weeks)	(52 Weeks)
Meeting fees, net	$520,723	$607,204	$629,097
Product sales and other, net	288,921	336,728	330,833
Online subscription fees	—	—	64,989

Revenues, net	809,644	943,932	1,024,919

Cost of meetings, products and other	370,290	440,398	468,312
Cost of online subscriptions	—	—	18,810

Cost of revenues	370,290	440,398	487,122

Gross profit	439,354	503,534	537,797
Marketing expenses	81,233	113,603	134,791
Selling, general and administrative expenses	61,267	73,862	97,121

Operating income	296,854	316,069	305,885
Interest expense, net	42,299	33,698	16,759
Other (income)/expense, net	19,054	2,774	(4,685)
Early extinguishment of debt	—	47,368	4,264

Income before income taxes and cumulative effect of accounting change	235,501	232,229	289,547
Provision for income taxes	91,807	88,288	94,522

Income before cumulative effect of accounting change	143,694	143,941	195,025
Cumulative effect of accounting change, net of tax	—	—	(11,941)

Net income	$143,694	$143,941	$183,084

Preferred stock dividends	254	—	—

Net income available to common shareholders	$143,440	$143,941	$183,084

Basic Earnings Per Share:
Income before cumulative effect of accounting change	$1.35	$1.35	$1.86
Cumulative effect of accounting change, net of tax	—	—	(0.11)

Net income	$1.35	$1.35	$1.75

Diluted Earnings Per Share:
Income before cumulative effect of accounting change	$1.31	$1.31	$1.82
Cumulative effect of accounting change, net of tax	—	—	(0.11)

Net income	$1.31	$1.31	$1.71

Weighted average common shares outstanding:
Basic	105,959	106,676	104,704

Diluted	109,663	109,724	106,985

The accompanying notes are an integral part of the consolidated financial statements.

WEIGHT WATCHERS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

(IN THOUSANDS)

	Common Stock		Treasury Stock			Accumulated Other Comprehensive Income (Loss)
					Deferred Compensation		Retained Earnings (Deficit)
	Shares	Amount	Shares	Amount				Total
Balance at December 29, 2001	111,988	$—	6,488	$(26,196)	$—	$(13,323)	$(73,998)	$(113,517)
Comprehensive Income:
Net income							143,694	143,694
Translation adjustment, net of taxes of $835						8,205		8,205
Changes in fair value of derivatives accounted for as hedges, net of taxes of $(443)						1,245		1,245

Total Comprehensive Income								153,144

Preferred stock dividend							(254)	(254)
Stock options exercised			(777)	3,135			(1,441)	1,694
Tax benefit of stock options exercised							6,331	6,331
Cost of secondary public equity offering							(850)	(850)

Balance at December 28, 2002	111,988	$—	5,711	$(23,061)	$—	$(3,873)	$73,482	$46,548
Comprehensive Income:
Net income							143,941	143,941
Translation adjustment, net of taxes of $4,116						7,733		7,733
Changes in fair value of derivatives accounted for as hedges, net of taxes of $1,687						2,406		2,406

Total Comprehensive Income								154,080

Stock options exercised			(856)	3,455			(1,452)	2,003
Tax benefit of stock options exercised							7,319	7,319
Purchase of treasury stock			784	(28,815)				(28,815)
Restricted stock issued to employees					(267)		267	—
Compensation expense on restricted stock awards					53			53

Balance at January 3, 2004	111,988	$—	5,639	$(48,421)	$(214)	$6,266	$223,557	$181,188
Comprehensive Income:
Net income							183,084	183,084
Translation adjustment, net of taxes of ($650)						(673)		(673)
Changes in fair value of derivatives accounted for as hedges, net of taxes of ($128)						201		201

Total Comprehensive Income								182,612

Stock options exercised			(732)	2,955			(1,076)	1,879
Tax benefit of stock options exercised							7,678	7,678
Purchase of treasury stock			4,668	(177,081)				(177,081)
Restricted stock issued to employees					(162)		162	—
Compensation expense on restricted stock awards					143			143
Cumulative effect of accounting change							20	20

Balance at January 1, 2005	111,988	$—	9,575	$(222,547)	$(233)	$5,794	$413,425	$196,439

The accompanying notes are an integral part of the consolidated financial statements.

WEIGHT WATCHERS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE FISCAL YEARS ENDED

(IN THOUSANDS)

	December 28, 2002	January 3, 2004	January 1, 2005
	(52 Weeks)	(53 Weeks)	(52 Weeks)
Operating activities:
Net income	$143,694	$143,941	$183,084
Adjustments to reconcile net income to cash provided by operating activities:
Cumulative effect of accounting change	—	—	11,941
Depreciation and amortization	4,738	5,894	8,935
Amortization of deferred financing costs	1,313	1,248	1,308
Restricted stock compensation expense	—	53	143
(Gain) loss on settlement of hedge	—	5,381	(1,255)
Deferred tax provision	4,566	16,906	22,024
Unrealized loss (gain) on derivative instruments	(174)	(5,097)	1,318
Repayments from equity investee	—	(5,000)	(4,916)
Allowance for doubtful accounts	233	552	728
Reserve for inventory obsolescence, other	2,754	4,627	5,474
Foreign currency exchange rate (gain) loss	17,224	7,271	(803)
Early extinguishment of debt	—	47,368	4,264
Tax benefit of stock options exercised	6,331	7,319	7,678
Other items, net	(156)	(63)	144
Changes in cash due to:
Receivables	(5,099)	861	(6,193)
Inventories	(12,443)	1,149	2,718
Prepaid expenses	(9,131)	(1,555)	(549)
Accounts payable	1,594	(563)	(1,067)
Accrued liabilities	1,965	(3,469)	(676)
Deferred revenue	2,126	(42)	4,533
Income taxes	5,403	6,318	13,605

Cash provided by operating activities	164,938	233,099	252,438

Investing activities:
Capital expenditures	(4,889)	(5,029)	(5,163)
Web site development expeditures	—	—	(1,557)
Repayments from equity investee	—	5,000	4,916
Cash paid for acquisitions	(68,148)	(210,470)	(61,881)
Other items, net	(827)	(1,121)	(2,189)

Cash used for investing activities	(73,864)	(211,620)	(65,874)

Financing activities:
Net increase in short-term borrowings	254	998	(1,609)
Proceeds from borrowings	—	85,000	321,000
Payment of dividends	(1,249)	—	—
Payments on long-term debt	(35,338)	(58,447)	(456,055)
Proceeds from new term loan	—	227,326	150,000
Repayment of high-yield loan	—	(244,919)	(15,541)
Proceeds from settlement of hedge	—	2,710	1,255
Premium paid on extinguishment of debt and other costs	—	(42,980)	(1,331)
Redemption of redeemable preferred stock	(25,000)	—	—
Deferred financing costs	—	(2,366)	(2,896)
Purchase of treasury stock	—	(28,815)	(177,081)
Cost of public equity offering	(850)	—	—
Proceeds from stock options exercised	1,694	2,003	1,879

Cash used for financing activities	(60,489)	(59,490)	(180,379)

Effect of exchange rate changes on cash and cash equivalents and other	3,607	3,923	(164)
Impact of consolidating WeightWatchers.com	—	—	5,693

Net increase (decrease) in cash and cash equivalents	34,192	(34,088)	11,714
Cash and cash equivalents, beginning of fiscal year	23,338	57,530	23,442

Cash and cash equivalents, end of fiscal year	$57,530	$23,442	$35,156

The accompanying notes are an integral part of the consolidated financial statements.

WEIGHT WATCHERS INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. Basis of Presentation

Consolidation:

        The accompanying consolidated financial statements include the accounts of Weight Watchers International, Inc., its majority-owned subsidiaries and WeightWatchers.com, Inc. ("WeightWatchers.com"), the entity required to be consolidated pursuant to Financial Accounting Standards Board Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R.") The term "WWI" as used throughout these notes is used to indicate Weight Watchers International and its majority-owned subsidiaries. The term "the Company" as used throughout these notes is used to indicate WWI as well as WeightWatchers.com.

        WWI operates and franchises territories offering weight loss and control programs through the operation of classroom type meetings to the general public in the United States, Canada, Mexico, the United Kingdom, Continental Europe, Australasia, South Africa, Israel and Brazil.

        WeightWatchers.com develops and markets safe, sensible online weight management products on the Internet through access to specified areas of its web site on a monthly subscription basis.

Recapitalization:

        On September 29, 1999, WWI entered into a recapitalization and stock purchase agreement (the "Recapitalization") with its former parent, H.J. Heinz Company ("Heinz"). In connection with the Recapitalization, WWI effectuated a stock split of 58,747.6 shares for each share outstanding and then redeemed 164,442 shares of common stock from Heinz. After the redemption, Artal Luxembourg S.A. ("Artal") purchased 94% of WWI's remaining common stock from Heinz. For U.S. Federal and State tax purposes, the Recapitalization was treated as a taxable sale under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended. As a result, for tax purposes, WWI recorded a step-up in the tax basis of net assets. For financial reporting purposes, a valuation allowance of approximately $72,100, which has subsequently been reversed, was established against the corresponding deferred tax asset of $144,200.

Common Stock Offering:

        On November 15, 2001, WWI traded 17,400 shares of its common stock on the New York Stock Exchange at an initial price to the public of $24.00 per share. The Company did not receive any of the proceeds from the sale of shares pursuant to the IPO.

        Simultaneous with the Recapitalization, WWI entered into a Registration Rights Agreement with Artal, under which WWI is obligated, at the request of Artal, to register its common stock with the Securities and Exchange Commission and pay all costs associated with such registration. As a result, all costs incurred in connection with WWI's common stock offering have been recorded in shareholders' equity (deficit).

Secondary Stock Offering:

        On September 23, 2002, WWI completed the secondary offering of 15,000 shares of common stock at an initial price of $42.00 per share. The Company did not receive any of the proceeds from the sale of shares pursuant to this secondary offering.

2. Summary of Significant Accounting Policies

Fiscal Year:

        The Company's fiscal year ends on the Saturday closest to December 31st and consists of either 52 or 53-week periods. Fiscal year 2003 contained 53 weeks while fiscal years 2004 and 2002 contained 52 weeks. WeightWatchers.com's fiscal year ends on December 31st of each year. This difference in fiscal years does not have a material effect on the consolidated financial statements.

Consolidation:

        On January 17, 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 ("FIN 46"), to clarify when an entity should consolidate another entity known as a variable interest entity ("VIE"). The standard required that, under certain circumstances, separate businesses with some common ownership be consolidated for financial reporting purposes. Upon adoption of the original FIN 46, the Company would not have met those circumstances, and it therefore would not have consolidated WeightWatchers.com's financial statements.

        On December 24, 2003, the FASB issued FIN 46R, which replaced FIN 46. FIN 46R is applicable for financial statements issued for reporting periods after March 15, 2004. FIN 46R requires that an entity consolidate a VIE if that enterprise has a variable interest that will absorb a majority of the VIE's expected losses, will receive a majority of the VIE's expected residual returns, or both.

        Based on the revisions in FIN 46R, WWI was required to reevaluate its relationship with its affiliate and licensee, WeightWatchers.com. In the course of this reevaluation, it determined that WeightWatchers.com was a variable interest entity under FIN 46R and that WWI was its primary beneficiary. Effective April 3, 2004, the Company consolidated WeightWatchers.com. In accordance with the provisions of FIN 46R, the Company recorded a charge of $11,941, including a tax charge of $9,866, in the quarter ended April 3, 2004 for the cumulative effect of this accounting change. This charge reflected the cumulative impact to the Company's results of operations had WeightWatchers.com been consolidated since its inception in September 1999. Beginning in the first fiscal quarter ended April 3, 2004, the Company's consolidated balance sheet includes the balance sheet of WeightWatchers.com. Effective at the beginning of the second fiscal quarter of 2004, the Company's consolidated statement of operations and statement of cash flows include the results of WeightWatchers.com. All intercompany balances have been eliminated in consolidation.

Use of Estimates:

        The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates and judgments, including those related to inventories, the impairment analysis for goodwill and other indefinite-lived intangible assets, income taxes, and contingencies and litigation. The Company bases its estimates on historical experience and on various other factors and assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual amounts could differ from these estimates.

Translation of Foreign Currencies:

        For all foreign operations, the functional currency is the local currency. Assets and liabilities of these operations are translated into U.S. dollars using the exchange rate in effect at the end of each reporting period. Income statement accounts are translated at the average rate of exchange prevailing during each reporting period. Translation adjustments arising from the use of differing exchange rates from period to period are included in accumulated other comprehensive income (loss).

        Foreign currency gains and losses arising from the translation of intercompany receivables with the Company's international subsidiaries are recorded as a component of other expense, net, unless the receivable is considered long-term in nature, in which case the foreign currency gains and losses are recorded as a component of other comprehensive income (loss).

Cash Equivalents:

        Cash and cash equivalents are defined as highly liquid investments with original maturities of three months or less. Cash balances may, at times, exceed insurable amounts. The Company believes it mitigates this risk by investing in or through major financial institutions.

Inventories:

        Inventories, which consist of finished goods, are stated at the lower of cost or market on a first-in, first-out basis, net of reserves for obsolescence and shrinkage.

Property and Equipment:

        Property and equipment are recorded at cost. For financial reporting purposes, equipment is depreciated on the straight-line method over the estimated useful lives of the assets (3 to 10 years). Leasehold improvements are amortized on the straight-line method over the shorter of the term of the lease or the useful life of the related assets. Expenditures for new facilities and improvements that substantially extend the useful life of an asset are capitalized. Ordinary repairs and maintenance are expensed as incurred. When assets are retired or otherwise disposed of, the cost and related depreciation are removed from the accounts and any related gains or losses are included in income.

Impairment of Long Lived Assets:

        In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company reviews long-lived assets, including amortizable intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable.

Intangible Assets:

        In accordance with the provisions of SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets," beginning in fiscal 2002, the Company no longer amortizes goodwill and other indefinite-lived intangible assets but conducts an annual review of these assets for potential impairment. Finite-lived intangible assets are amortized using the straight-line method over their estimated useful lives of three to 20 years.

        The Company accounts for software costs under the American Institute of Certified Public Accountants ("AICPA") Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which requires capitalization of certain costs incurred in connection with developing or obtaining internally used software. Software costs are amortized over 3 to 5 years.

        Pursuant to Emerging Issues Task Force No. 00-2, "Web Site Development Costs" ("EITF 00-2"), WeightWatchers.com applies AICPA Statement of Position No. 98-1 to account for web site development costs. In accordance with EITF 00-2, WeightWatchers.com expenses all costs incurred during the preliminary project stage and capitalizes all internal and external direct costs of materials and services consumed in developing the software, once the development has reached the application development stage. Application development stage costs generally include software configuration, coding, installation to hardware and testing. These costs are amortized over their estimated useful life. All costs incurred for upgrades, maintenance and enhancements, including the cost of web site content, that does not result in additional functionality, are expensed as incurred.

Revenue Recognition:

        WWI earns revenue by conducting meetings, selling products and aids in its meetings and to its franchisees, collecting commissions from franchisees operating under the Weight Watchers name, collecting royalties related to licensing agreements and selling advertising space in and copies of its magazine. WWI charges non-refundable registration fees in exchange for an introductory information session and materials it provides to new members. Revenue from these registration fees is recognized when the service and products are provided, which is generally at the same time payment is received from the customer. Revenue from meeting fees, product sales, commissions and royalties is recognized when services are rendered, products are shipped to customers and title and risk of loss pass to the customer, and commissions and royalties are earned. Advertising revenue is recognized when ads are published. Revenue from magazine sales is recognized when the magazine is shipped. Deferred revenue, consisting of prepaid lecture and magazine subscription revenue, is amortized into income over the period earned. Discounts to customers, including free registration offers, are recorded as a deduction from gross revenue in the period such revenue was recognized. WeightWatchers.com generates revenue from monthly subscriptions to its web site. Subscription fee revenues are recognized over the period that products are provided. One time sign up fees are deferred and recognized over the expected customer relationship period. Subscription fee revenues that are paid in advance are deferred and recognized on a straight-line basis over the subscription period. The Company grants refunds under limited circumstances and at aggregate amounts that historically have not been material. Because the period of payment generally approximates the period revenue was originally recognized, refunds are recorded as a reduction of revenue when paid.

Advertising Costs:

        Advertising costs consist primarily of national and local direct mail, television, and spokesperson's fees. All costs related to advertising are expensed in the period incurred, except for TV and radio media related costs that are expensed the first time the advertising takes place. Total advertising expenses for the fiscal years ended December 28, 2002, January 3, 2004 and January 1, 2005 were $78,293, $107,931 and $128,116 (including $13,723 of WeightWatchers.com advertising costs), respectively.

Income Taxes:

        The Company provides for taxes based on current taxable income and the future tax consequences of temporary differences between the financial reporting and income tax carrying values of its assets and liabilities. Under SFAS No. 109, "Accounting for Income Taxes," assets and liabilities acquired in purchase business combinations are assigned their fair values and deferred taxes are provided for lower or higher tax bases.

Derivative Instruments and Hedging:

        The Company enters into forward and swap contracts to hedge transactions denominated in foreign currencies to reduce the currency risk associated with fluctuating exchange rates. These contracts are used primarily to hedge certain inter-company cash flows and for payments arising from some of the Company's foreign currency denominated obligations. In addition, the Company enters into interest rate swaps to hedge a substantial portion of its variable rate debt.

        In accordance with the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its related amendments, SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" and SFAS No. 149, "Amendment of Statement on Derivative Instruments and Hedging Activities," all derivative financial instruments are recorded on the consolidated balance sheets at their fair value as either assets or liabilities. Changes in the fair value of derivatives are recorded each period in earnings or accumulated other comprehensive income (loss), depending on whether a derivative is designated and effective as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in accumulated other comprehensive income (loss) are included in earnings in the periods in which earnings are affected by the hedged item. The receivable or payable associated with derivative contracts is included in the balance of prepaid expenses or accounts payable, respectively.

Investments:

        The Company uses the cost method to account for investments in which it holds 20% or less of the investee's voting stock and over which it does not have significant influence. When the Company holds 50% or less of the investee's voting stock and has the ability to exercise significant influence over operating and financial policies of the investee, the investment is accounted for under the equity method, unless the provisions of FIN 46R apply, as in the instance of WeightWatchers.com, which has been consolidated since April 3, 2004.

Deferred Financing Costs:

        Deferred financing costs consist of fees paid by the Company as part of the establishment, exchange and/or modification of the Company's long-term debt. During the fiscal years ended January 3, 2004 and January 1, 2005, the Company incurred additional deferred financing costs of $2,366 and $2,896, respectively, associated with the refinancing of its Credit Facility (as defined in Note 6). Such costs are being amortized using the interest rate method over the term of the related debt. Amortization expense for the fiscal years ended December 28, 2002, January 3, 2004 and January 1, 2005 was $1,313, $1,248 and $1,308, respectively. In connection with the early extinguishment of over 90% of its Senior Subordinated Notes, the Company wrote off $4,387 of deferred financing costs in the fiscal year ended January 3, 2004. Additionally, in connection with the refinancing of its Credit Facility, the Company wrote off deferred financing costs of $4,659 and $2,933 in the fiscal years December 29, 2001 and January 1, 2005, respectively. These amounts have been recorded as a component of early extinguishment of debt. See Note 6 for details of the early extinguishment and refinancing.

Comprehensive Income (Loss):

        Comprehensive income (loss) represents the change in shareholders' equity (deficit) resulting from transactions other than shareholder investments and distributions. The Company's comprehensive income (loss) includes net income, changes in the fair value of derivative instruments and the effects of foreign currency translations. At January 3, 2004 and January 1, 2005, the cumulative balance of changes in fair value of derivative instruments, net of taxes, is ($270) and ($70), respectively. As of January 3, 2004 and January 1, 2005, the cumulative balance of the effects of foreign currency translations, net of taxes, is $6,536 and $5,864, respectively.

Stock Based Compensation:

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," an amendment of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 148 provides two additional alternative transition methods for recognizing an entity's voluntary decision to change its method of accounting for stock-based employee compensation to the fair value method. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 so that entities following the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), will be required to disclose the pro forma effect of using the fair value method for any period for which an income statement is presented. The disclosures are required to be made in annual financial statements and in quarterly information provided to shareholders without regard to whether the entity has adopted the fair value recognition provisions of SFAS No. 123. The Company adopted the disclosure provisions of SFAS No. 148 beginning in the first quarter of 2003.

        At January 1, 2005, the Company had stock-based employee compensation plans, which are described more fully in Note 10. As permitted by SFAS No. 123, the Company applies the recognition and measurement principles of APB 25 and related interpretations in accounting for those plans. No compensation expense for employee stock options is reflected in earnings, as all options granted under the plans had an exercise price equal to the market value of the common stock on the date of grant.

        The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 in each fiscal year:

	December 28, 2002	January 3, 2004	January 1, 2005
Net income, as reported	$143,694	$143,941	$183,084
Deduct:
Total stock-based employee compensation expense determined under the fair value method for all stock options awards, net of related tax effect	696	2,036	4,223

Pro forma net income	$142,998	$141,905	$178,861

Earnings per share:
Basic—as reported	$1.35	$1.35	$1.75

Basic—pro forma	$1.35	$1.33	$1.71

Diluted—as reported	$1.31	$1.31	$1.71

Diluted—pro forma	$1.30	$1.29	$1.67

        Included in "Total stock-based compensation expense determined under the fair value method for all stock option awards, net of related tax effect" is $463 of expense related to WeightWatchers.com options.

Recently Issued Accounting Standards

        In December 2004, the Financial Accounting Standards Board issued Statement No. 123R, "Share-Based Payment" ("FAS 123R"), which replaces FAS 123, "Accounting for Stock-Based Compensation" and supercedes Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees." FAS 123R eliminates the option of using the intrinsic value method to record compensation expense related to stock-based awards to employees and instead requires companies to recognize the cost of such awards based on their grant-date fair value over the related service period of such awards. The Company will adopt the provisions of this standard beginning in the third quarter of fiscal 2005.

        The Company has elected to apply the modified prospective transition method to all past awards outstanding and unvested as of the date of adoption and will recognize the associated expense over the remaining vesting period based on the fair values previously determined and disclosed as part of its pro-forma disclosures. The Company will not restate the results of prior periods. Prior to the effective date of FAS 123R, the Company will continue to provide the pro forma disclosures for past award grants as required under FAS 123. The Company believes the pro forma disclosures in Note 2 provide an appropriate short-term indicator of the level of expense that will be recognized in accordance with FAS 123R. However, the total expense recorded in future periods will depend on several variables, including the number of share-based payment awards that are granted in future periods and the fair value of those awards.

        The American Jobs Creation Act of 2004 (the "AJCA") was enacted on October 22, 2004 and includes a special one-time deduction of 85% of certain foreign earnings repatriated to the U.S. In December 2004, the FASB issued FSP FAS 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the AJCA, allowing companies additional time to evaluate the effect of the AJCA on plans for reinvestment or repatriation of foreign earnings. The Company is in the process of evaluating the effects of the repatriation provision; however, the Company does not expect to complete this evaluation until after Congress or the U.S. Treasury Department provides further clarification on key elements of the provision. As such, the Company has not concluded its analysis to determine whether, and to what extent, it might repatriate foreign earnings. The Company expects to be in a position to finalize the assessment within a reasonable amount of time after the issuance of clarifying U.S. Treasury or Congressional guidance.

Reclassification:

        Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Acquisitions

        All acquisitions have been accounted for under the purchase method of accounting and, accordingly, earnings have been included in the consolidated operating results of the Company since the date of acquisition. During fiscal 2004 and 2003, the Company acquired certain assets of its franchises as outlined below.

        On August 22, 2004, the Company completed the acquisition of certain assets of its Fort Worth franchisee, Weight Watchers of Fort Worth, Inc., for a purchase price of $30,000 that was financed through cash from operations. The purchase price has been allocated to franchise rights ($29,421), fixed assets ($226), inventory ($286) and other assets ($67). Pro forma results of operations, assuming this acquisition had been completed at the beginning of fiscal 2004 and 2003, would not differ materially from the reported results.

        On May 9, 2004, the Company completed the acquisition of certain assets of its Washington, D.C. area franchisee, F-W Family Corporation (d/b/a Weight Watchers of Washington, D.C.), for a purchase price of $30,500, which was financed through cash from operations, plus assumed liabilities of $348. The total purchase price has been allocated to franchise rights ($30,268), fixed assets ($300), inventory ($228) and other assets ($52). Pro forma results of operations, assuming this acquisition had been completed at the beginning of fiscal 2004 and 2003, would not differ materially from the reported results.

        On November 30, 2003, the Company completed the acquisition of certain assets of two of its franchisees, Weight Watchers of Dallas, Inc. and Pedebud, Inc. (d/b/a Weight Watchers of Northern New Mexico), pursuant to the terms of a combined asset purchase agreement with these two entities (collectively "Dallas/New Mexico") and the Company. The purchase price was $27,200 plus assumed liabilities of $300, and was allocated to franchise rights ($26,874), property and equipment ($412), and inventory ($214). The acquisition was financed through cash from operations. Pro forma results of operations, assuming this acquisition had been completed at the beginning of fiscal 2003 and 2002 would not differ materially from the reported results.

        On March 30, 2003, the Company completed the acquisition of certain assets of eight of the fifteen franchises of The WW Group, Inc. and its affiliates (the "WW Group") pursuant to the terms of an Asset Purchase Agreement executed on March 31, 2003 among the WW Group, The WW Group East L.L.C., The WW Group West L.L.C., Cuida Kilos, S.A. de C.V., Weight Watchers North America, Inc. and the Company. The purchase price for the acquisition was $180,700 plus assumed liabilities of $448 and acquisition costs of $866. The Company completed the purchase price allocation in the fourth quarter of 2003 as follows: franchise rights ($177,128), inventory ($2,741), prepaid expenses ($36) and property and equipment ($2,109). The acquisition was financed through cash from operations and additional borrowings of $85,000 under a new Term Loan D under the Company's Credit Facility, as amended on April 1, 2003 (as defined in Note 6).

        The following table presents unaudited pro forma financial information that reflects the consolidated operations of the Company and the acquired franchises of the WW Group as if the acquisition had occurred as of the beginning of the respective periods. The pro forma financial information does not give effect to any synergies that might result nor any discontinued expenses from the acquisition of the WW Group. Such discontinued expenses are estimated by management to be approximately $3,300 and $12,000 for the years ended January 3, 2004 and December 28, 2002, respectively. These expenses relate to corporate expenses of the owners of the WW Group and other indirect expenses of non-acquired franchises for the periods detailed below. This pro forma information does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the consolidated companies.

	Pro Forma
	For the fiscal year ended
	December 28, 2002	January 3, 2004
Revenue	$885,510	$963,644
Net income	$147,767	$145,200
Diluted earnings per share	$1.35	$1.32

        During 2003, the Company also completed the acquisition of franchises in Mexico and Hong Kong, as well as a third party entity, Easy Slim, for a total purchase price of $1,271, which was paid with cash from operations. As a result of these three acquisitions, the Company recorded goodwill of $395 and franchise rights of $1,326. Pro forma results of operations, assuming these acquisitions had been completed at the beginning of fiscal 2003 and 2002, would not differ materially from the reported results.

4. Goodwill and Other Intangible Assets

        In accordance with SFAS No. 142, beginning in fiscal 2002, the Company no longer amortizes goodwill or other indefinite lived intangible assets. The Company performed fair value impairment testing as of January 1, 2005 and January 3, 2004 on its goodwill and other indefinite-lived intangible assets and determined that no impairment existed. Unamortized goodwill is due mainly to the acquisition of the Company by Heinz in 1978. The balance in goodwill increased during the year ended January 1, 2005 primarily due to the Company's purchase of the minority interest in one of its foreign subsidiaries. The goodwill balance increased during the fiscal year ended January 3, 2004 primarily due to a small foreign acquisition. Franchise rights acquired are due mainly to acquisitions of the Company's franchised territories. The balance in franchise rights acquired increased during the year ended January 1, 2005 primarily due to the acquisitions of our Washington, D.C. area and Fort Worth franchises. The balance in franchise rights acquired increased during the year ended January 3, 2004 primarily due to the acquisitions of Dallas/New Mexico and the WW Group.

        Also, in accordance with SFAS No. 142, aggregate amortization expense for finite lived intangible assets was recorded in the amounts of $950, $1,062 and $2,274 (including $1,061 for amortization of intangible assets of WeightWatchers.com) for the fiscal years ended December 28, 2002, January 3, 2004 and January 1, 2005, respectively.

        The carrying amount of amortized intangible assets as of January 3, 2004 and January 1, 2005 was as follows:

	January 3, 2004		January 1, 2005
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Deferred software costs	$1,879	$1,206	$5,050	$3,035
Trademarks	7,600	6,879	7,811	7,098
Non-compete agreement	1,200	875	1,200	1,175
Web site development costs	—	—	6,815	4,624
Other	4,003	3,268	4,108	3,331

	$14,682	$12,228	$24,984	$19,263

        Estimated amortization expense of existing finite lived intangible assets for the next five fiscal years is as follows:

2005	$3,012
2006	$1,449
2007	$427
2008	$146
2009	$95

5. Property and Equipment

        The components of property and equipment were:

	January 3, 2004	January 1, 2005
Leasehold improvements	$9,330	$10,984
Equipment	30,202	39,870

	39,532	50,854
Less: Accumulated depreciation and amortization	23,819	33,374

	15,713	17,480
Construction in progress	34	—

	$15,747	$17,480

        Depreciation and amortization expense of property and equipment for the fiscal years ended December 28, 2002, January 3, 2004 and January 1, 2005 was $3,788, $4,832 and $6,661 (including $1,088 for depreciation of assets of WeightWatchers.com), respectively.

6. Long-Term Debt

        The Company's long-term debt is entirely attributable to WWI. WeightWatchers.com does not have any credit facilities. The components of long-term debt are as follows:

	January 3, 2004		January 1, 2005
	Balance	Effective rate	Balance	Effective rate
€100.0 million 13% Senior Subordinated Notes due 2009	$10,564	13.00%	$—
$150.0 million 13% Senior Subordinated Notes due 2009	5,130	13.00%	—
Term Loan A due 2005	24,340	3.04%	—
Transferable Loan Certificate due 2009	48,903	3.85%	—
Revolver due 2009	—		171,000	3.24%
Term Loan B due 2010	380,937	3.56%	148,500	3.24%
Additional Term Loan B due 2010	—		149,625	3.60%

	469,874		469,125
Less Current Portion	15,554		3,000

	$454,320		$466,125

Credit Facility

        WWI's Credit Agreement dated as of January 16, 2001 and as amended and restated as of December 21, 2001, April 1, 2003, August 21, 2003, January 21, 2004 and October 19, 2004 (the "Credit Facility") consists of Term Loans and a revolving line of credit ("the Revolver.")

        On April 1, 2003, in connection with the acquisition of certain assets of the WW Group, WWI borrowed $85,000 under a new Term Loan D pursuant to the Credit Facility, as amended on that date. This loan was repaid and replaced as part of the August 21, 2003 refinancing, as explained below.

        On August 21, 2003, in conjunction with the tender offer (as described below), WWI refinanced its Credit Facility as follows: Term Loans B and D and the transferable loan certificate ("TLC") in the aggregate amount of $204,674 were repaid and replaced with a new Term Loan B in the amount of $382,851 and a new TLC in the amount of $49,149. Term Loan A in the amount of $29,956 remained in place along with a Revolver with available borrowings up to $45,000.

        On January 21, 2004, WWI refinanced its Credit Facility as follows: the Term Loan A, Term Loan B, and the TLC in the aggregate amount of $454,180 were repaid and replaced with a new Term Loan B in the amount of $150,000 and borrowings under the Revolver of $310,000. In connection with this refinancing, available borrowings under the Revolver increased from $45,000 to $350,000.

        On October 19, 2004, WWI increased its net borrowing capacity by adding an Additional Term Loan B to its existing Credit Facility in the amount of $150,000. Coterminous with the previously existing Credit Facility, these funds were initially used to reduce borrowings under WWI's Revolver, resulting in no increase in WWI's net borrowing.

        Borrowings under the Credit Facility at January 3, 2004 bore interest at a rate equal to LIBOR plus (a) in the case of Term Loan A and the Revolver, 1.75% or, at WWI's option, the alternate base rate, as defined, plus 0.75% and, (b) in the case of Term Loan B and the TLC, 2.25% or, at WWI's option, the alternate base rate plus 1.25%. Borrowings under the Credit Facility at January 1, 2005 are paid quarterly and bear interest at a rate equal to LIBOR plus (a) in the case of the Term Loan B and the Revolver, 1.75% or, at WWI's option, the alternative base rate, as defined, plus 0.75% and (b) in the case of the Additional Term Loan B, 1.50%, or at WWI's option, the alternative base rate, as defined, plus 0.50%.

        At January 3, 2004, interest rates for the Term Loan A, Term Loan B and TLC were 2.93%, 3.43% and 3.44%, respectively. At January 1, 2005, interest rates for the Term Loan B, Additional Term Loan B and Revolver were 4.16%, 3.77% and 4.03%, respectively. In addition to paying interest on outstanding principal under the Credit Facility, WWI is also required to pay a commitment fee to the lenders under the Revolver with respect to the unused commitments. This rate was 0.50% and 0.375% per year for the years ended January 3, 2004 and January 1, 2005, respectively. All assets of WWI collateralize the Credit Facility.

        The Credit Facility contains customary covenants including covenants that in certain circumstances restrict WWI's ability to incur additional indebtedness, pay dividends on and redeem capital stock, make other restricted payments, including investments, sell its assets and enter into consolidations, mergers and transfers of all or substantially all of its assets. The Credit Facility also requires WWI to maintain specific financial ratios and satisfy financial condition tests. The Credit Facility contains customary events of default. Upon the occurrence of an event of default under the Credit Facility, the lenders may cease making loans and declare amounts outstanding to be immediately due and payable.

        Due to the early extinguishment of the Term Loans resulting from the January 2004 refinancing, the Company recognized expenses of $3,254 for the year ended January 1, 2005, which included the write-off of unamortized debt issuance costs of $2,933 and $321 of fees associated with the transaction.

Senior Subordinated Notes

        As part of the Recapitalization, WWI issued $150,000 USD denominated and €100,000 euro denominated principal amount of 13% Senior Subordinated Notes due 2009 (the "Notes") to qualified institutional buyers.

        In fiscal 2003, WWI successfully completed a tender offer and consent solicitation to purchase 96.6% of its $150,000 USD denominated ($144,900) and 91.6% of its €100,000 euro denominated (€91,600) Notes. The consideration for the tender offer and consent solicitation was funded from cash from operations of $57,292 and additional borrowings under the Credit Facility of $227,326 (as described above). On October 1, 2004, WWI repurchased and retired the remaining balance of its Notes in the amounts of $5,100 USD denominated and €8,400 euro-denominated. Due to this early extinguishment of debt, the Company recognized expenses of $1,010 in the fiscal year ended January 1, 2005 related to the tender premiums associated with this redemption, and $47,368 in the fiscal year ended January 3, 2004, which included tender premiums of $42,619, the write-off of unamortized debt issuance costs of $4,387 and $362 of fees associated with the transaction.

        At January 3, 2004, the euro notes of €8,388 translated into $10,564. The unrealized impact of the change in foreign exchange rates related to euro denominated debt was reflected in other expense, net. The Company used interest rate swaps and foreign currency forward contracts in association with its debt. As of January 3, 2004, 100% of the Company's euro denominated Notes were effectively hedged through the use of a cash flow hedge.

Maturities

        At January 1, 2005, the aggregate amounts of existing long-term debt maturing in each of the next five years and thereafter are as follows:

2005	$3,000
2006	3,000
2007	3,000
2008	3,000
2009	385,781
2010 and thereafter	71,344

$469,125

7. Redeemable Preferred Stock

        WWI issued 1,000 shares of Series A Preferred Stock to Heinz in conjunction with the Recapitalization. On March 1, 2002, WWI redeemed from Heinz all of its Series A Preferred Stock for a redemption price of $25,000 plus accrued and unpaid dividends. The redemption was financed through additional borrowings of $12,000 under the Credit Facility (as defined in Note 6), which was repaid by the end of the second quarter 2002, and cash from operations.

8. Treasury Stock

        On October 9, 2003, the Company, at the direction of WWI's Board of Directors, authorized a program to repurchase up to $250,000 of the Company's outstanding common stock. The repurchase program allows for shares to be purchased from time to time in the open market or through privately negotiated transactions. No shares will be purchased from Artal Luxembourg or its affiliates under the program. In the fourth quarter of 2003, the Company purchased 784 shares of common stock in the open market at a total cost of $28,815. In fiscal 2004, the Company purchased 4,668 shares of common stock in the open market at a total cost of $177,081.

9. Earnings Per Share

        Basic earnings per share ("EPS") computations are calculated utilizing the weighed average number of common shares outstanding during the periods presented. Diluted EPS is calculated utilizing the weighted average number of common shares outstanding adjusted for the effect of dilutive common stock equivalents.

        The following table sets forth the computation of basic and diluted EPS.

	December 28, 2002	January 3, 2004	January 1, 2005
Numerator:
Income before cumulative effect of accounting change	$143,694	$143,941	$195,025
Preferred stock dividends	254	—	—

Income available to common shareholders before cumulative effect of accounting change	143,440	143,941	195,025
Cumulative effect of accounting change, net of tax	—	—	(11,941)

Net income available to common shareholders	$143,440	$143,941	$183,084

Denominator:
Weighted average common shares outstanding	105,959	106,676	104,704
Effect of dilutive stock options	3,704	3,048	2,281

Weighted average diluted common shares outstanding	109,663	109,724	106,985

Basic EPS:
Income available to common shareholders before cumulative effect of accounting change	$1.35	$1.35	$1.86
Cumulative effect of accounting change, net of tax	—	—	(0.11)

Net income available to common shareholders	$1.35	$1.35	$1.75

Diluted EPS:
Income available to common shareholders before cumulative effect of accounting change	$1.31	$1.31	$1.82
Cumulative effect of accounting change, net of tax	—	—	(0.11)

Net income available to common shareholders	$1.31	$1.31	$1.71

        For the fiscal 2002, 2003 and 2004 computations 10, 391 and 410 stock options, respectively, were excluded from the calculation of weighted average shares for diluted EPS because their effects were anti-dilutive.

10. Stock Plans

WWI Incentive Compensation Plans:

        On May 12, 2004 and December 16, 1999, respectively, the WWI stockholders approved the 2004 Stock Incentive Plan (the "2004 Plan") and the 1999 Stock Purchase and Option Plan (the "1999 Plan") of WWI. These plans are designed to promote the long-term financial interests and growth of WWI by attracting and retaining management with the ability to contribute to the success of the business. The Board of Directors or a committee thereof administers the plans.

        Under the 2004 Plan, grants may take the following forms at the committee's sole discretion: incentive stock options, stock appreciation rights, restricted stock and other stock-based awards. The maximum number of shares available for grant under the 2004 Plan is 2,500 as of the plan's effective date. No awards have yet been made under the 2004 Plan.

        Under the 1999 Plan, grants may take the following forms at the committee's sole discretion: incentive stock options, other stock options (other than incentive options), stock appreciation rights, restricted stock, purchase stock, dividend equivalent rights, performance units, performance shares and other stock-based grants. The maximum number of shares available for grant under this plan was 5,647 shares of authorized common stock as of the plan's effective date. In 2001, the number of shares available for grant was increased to 7,058 shares.

        Under the stock purchase component of the 1999 Plan, 1,639 shares of common stock were sold to 45 members of WWI's management group at a price of $2.13 to $4.04 per share.

        Pursuant to the restricted stock component of the 1999 Plan, the Company granted 7 and 5 shares of restricted stock to certain employees during fiscal 2003 and 2004, respectively. The weighted average grant date fair value of these shares was $39.35 and $39.01 for shares granted in fiscal 2003 and 2004, respectively. These shares vest over a period of three to five years and resulted in compensation expense of $53 and $143 for the fiscal years ended January 3, 2004 and January 1, 2005, respectively.

        Pursuant to the option component of the 1999 Plan, the Board of Directors authorized the Company to enter into agreements under which certain members of management received Non-Qualified Time and Performance Stock Options providing them the opportunity to purchase shares of WWI's common stock at an exercise price of $2.13 to $45.50. The options are exercisable based on the terms outlined in the agreement. The exercise price was equivalent to the fair market value of WWI's common stock at the date of grant.

        The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	December 28, 2002	January 3, 2004	January 1, 2005
Dividend yield	0%	0%	0%
Volatility	34.5%	36.5%	32.4%
Risk-free interest rate	3.5%-5.2%	2.6%-3.7%	2.3%-4.4%
Expected term (years)	7.0	5.6	5.8

        A summary WWI's stock option activity is as follows:

	December 28, 2002		January 3, 2004		January 1, 2005
	Number of Shares	Weighted average exercise price	Number of Shares	Weighted average exercise price	Number of Shares	Weighted average exercise price
Options outstanding,
Beginning of year	5,671	$2.35	4,896	$3.68	4,501	$8.19
Granted	181	$37.37	543	$40.61	855	$38.41
Exercised	(776)	$2.18	(855)	$2.29	(732)	$2.51
Cancelled	(180)	$2.28	(83)	$14.63	(294)	$12.83

Options outstanding, end of year	4,896	$3.68	4,501	$8.19	4,330	$14.80
Options exercisable, end of year	2,950	$2.26	2,971	$2.80	2,872	$3.56
Options available for grant, end of year	1,293		827		263
Weighted-average fair value of options granted during the year		$17.41		$16.01		$14.40

        The following table summarizes information about WWI stock options outstanding at January 1, 2005 by range of exercise price:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares Outstanding	Weighted Average Remaining Contractual Life (Yrs.)	Weighted Average Exercise Price	Shares Exercisable	Weighted Average Exercise Price
$2.13-$2.34	2,608	5.1	$2.13	2,598	$2.13
$4.04	246	6.5	$4.04	167	$4.04
$35.87-$45.50	1,476	6.0	$38.97	107	$37.58

	4,330			2,872

WeightWatchers.com Stock Incentive Plan of Weight Watchers International, Inc. and Subsidiaries:

        In April 2000, the Board of Directors of WWI adopted the WeightWatchers.com Stock Incentive Plan of Weight Watchers International, Inc. and Subsidiaries, pursuant to which selected employees were granted options to purchase shares of common stock of WeightWatchers.com that are owned by WWI. The number of shares available for grant under this plan is 400 shares of authorized common stock of WeightWatchers.com. All options vest over a period of time, however, vesting of certain options may be accelerated if WWI achieves specified performance levels. During the year ended January 1, 2005, 23 options have been granted under this plan. No options have been granted under this plan during the fiscal years ended December 28, 2002 or January 3, 2004.

        A summary of the stock option activity under the WeightWatchers.com Stock Incentive Plan is as follows:

	December 28, 2002		January 3, 2004		January 1, 2005
	Number of Shares	Weighted average exercise price	Number of Shares	Weighted average exercise price	Number of Shares	Weighted average exercise price
Options outstanding, beginning of year	164	$0.50	152	$0.50	151
Granted			—	—	23	$0.50
Exercised			—	—	—	$7.14
Cancelled	(12)	$0.50	(1)	$0.50	(23)	$0.50

Options outstanding, end of year	152	$0.50	151	$0.50	151	$1.50
Options exercisable, end of year	115	$0.50	133	$0.50	141	$1.14
Options available for grant, end of year	248		249		249
Weighted average fair value of options granted during the year(1)		—		—		$4.70

(1)
The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: (a) the exercise price of the options equals the fair value of the underlying stock on the date of grant; (b) an expected term of 7 years; (c) dividend yield of 0%; (d) volatility of 64% and (e) a risk-free interest rate of 4.1%.

        The following table summarizes information about stock options outstanding under the WeightWatchers.com Stock Incentive Plan at January 1, 2005 by range of exercise price:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares Outstanding	Weighted Average Remaining Contractual Life (Yrs.)	Weighted Average Exercise Price	Shares Exercisable	Weighted Average Exercise Price
$0.50	128	5.3	$0.50	128	$0.50
$7.14	23	9.6	$7.14	13	$7.14

	151			141

WeightWatchers.com Stock Option Plan

        WeightWatchers.com may grant incentive stock options and/or nonqualified stock options on its common stock to its employees, consultants and certain non-employees under the terms of its stock option plans. WeightWatchers.com is authorized to grant options to purchase a total of 3,400 shares of its common stock under these plans. At January 1, 2005, there were options to purchase 2,806 shares of WeightWatchers.com common stock outstanding.

        Due to the adoption of FIN 46R (see Note 1), the fair value of stock options granted by WeightWatchers.com are included in the pro forma footnote disclosures showing the impact to the Company's results had it adopted the fair value provisions of SFAS No. 123 (see Note 2). The fair value of options granted by WeightWatchers.com during fiscal 2004 were estimated on their date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: (a) dividend yield of 0%, (b) volatility of 64%, (c) risk-free interest rate of 3.0%—3.9% and (d) expected term of 5 years.

11. Income Taxes

        Although consolidated for financial reporting purposes under FIN 46R, WWI and WeightWatchers.com are separate tax paying entities. The following tables summarize the consolidated provision for U.S. federal, state and foreign taxes on income:

	December 28, 2002	January 3, 2004	January 1, 2005
Current:
U.S federal	$55,670	$40,527	$41,043
State	14,650	10,740	5,075
Foreign	16,921	20,344	26,381

	$87,241	$71,611	$72,499

Deferred:
U.S federal	$4,565	$15,173	$20,705
State	397	1,734	1,900
Foreign	(396)	(230)	(582)

	$4,566	$16,677	$22,023

Total tax provision	$91,807	$88,288	$94,522

        The components of the Company's consolidated income before income taxes and the cumulative effect of accounting change consist of the following:

	December 28, 2002	January 3, 2004	January 1, 2005
Domestic	$185,610	$170,196	$208,553
Foreign	49,891	62,033	80,994

	$235,501	$232,229	$289,547

        The difference between the U.S. federal statutory tax rate and the Company's consolidated effective tax rate are as follows:

	December 28, 2002	January 3, 2004	January 1, 2005
U.S. federal statutory rate	35.0%	35.0%	35.0%
Federal and state tax reserve reversal	(0.2)	(0.2)	(2.5)
States income taxes (net of federal benefit)	4.0	4.0	2.7
Reduction in valuation allowance	—	—	(3.5)
Other	0.2	(0.8)	0.9

Effective tax rate	39.0%	38.0%	32.6%

        The deferred tax assets (liabilities) recorded on the Company's consolidated balance sheet are as follows:

	January 3, 2004	January 1, 2005
Amortization	$96,615	$75,449
Provision for estimated expenses	1,442	1,872
Operating loss carryforwards	3,814	5,811
WeightWatchers.com loan	11,505	—
Other	2,067	2,194
Less: valuation allowance	—	(1,593)

Total deferred tax assets	$115,443	$83,733

Depreciation/amortization	$—	$(2,109)
Prepaid expenses	—	(1,061)
Deferred income	(65)	(85)
Other	(1,775)	(3,756)

Total deferred tax liabilities	$(1,840)	$(7,011)

Net deferred tax assets	$113,603	$76,722

        As of January 3, 2004 and January 1, 2005, various foreign subsidiaries of WWI had net operating loss carry forwards of approximately $12,387 and $7,956, respectively, most of which can be carried forward indefinitely.

        As discussed in Note 2, beginning in the first fiscal quarter ended April 3, 2004, the Company's consolidated balance sheet includes the balance sheet of WeightWatchers.com. Accordingly, on April 3, 2004, the Company consolidated a deferred tax asset in the amount of $10,248 due to WeightWatchers.com's net operating loss carryforwards, which were offset by a full valuation allowance. During 2004, WeightWatchers.com received a current benefit of $5,546 from its deferred tax asset as a result of the utilization of net operating loss carryforwards. Due to the recent trend in profitability of WeightWatchers.com, it is now more likely than not that WeightWatchers.com will fully realize the benefit of its deferred tax assets. As such, in the fourth quarter of 2004, WeightWatchers.com reversed all of its remaining valuation allowance except for $1,593 relating to its foreign operations.

        As of January 1, 2005, WeightWatchers.com has net operating loss carryforwards of approximately $10,500 for federal income tax purposes. These losses are available to reduce future WeightWatchers.com taxable income and will begin to expire at varying amounts after 2019.

        The Company's undistributed earnings of foreign subsidiaries are no longer considered to be reinvested permanently. Accordingly, the Company has recorded all taxes, after taking into account foreign tax credits, on the undistributed earnings of foreign subsidiaries.

12. Related Party Transactions

WeightWatchers.com:

        On September 29, 1999, WWI entered into a subscription agreement with WeightWatchers.com, Artal and Heinz under which Artal, Heinz and WWI purchased common stock of WeightWatchers.com for a nominal amount. WWI owns approximately 20.1% of WeightWatchers.com's common stock while Artal owns approximately 72.8% of WeightWatchers.com's common stock.

        Under the agreement with WeightWatchers.com, WWI granted it an exclusive license to use its trademarks, copyrights and domain names in electronic media in connection with its online weight-loss business. The license agreement provides WWI with control of how its intellectual property is used. In particular, WWI has the right to approve WeightWatchers.com's e-commerce activities, marketing programs, privacy policy and materials publicly displayed on the Internet. These controls are designed to protect the value of WWI's intellectual property.

        Under warrant agreements dated November 24, 1999, October 1, 2000, May 3, 2001, and September 10, 2001, WWI has received warrants to purchase an additional 6,395 shares of WeightWatchers.com's common stock in connection with the loans that WWI has made to WeightWatchers.com under the note described below. These warrants will expire from November 24, 2009 to September 10, 2011 and may be exercised at a price of $7.14 per share of WeightWatchers.com's common stock until their expiration. The exercise price and the number of shares of WeightWatchers.com's common stock available for purchase upon exercise of the warrants may be adjusted from time to time upon the occurrence of certain events.

        Due to the adoption of FIN 46R, the Company's consolidated financial statements include the financial statements of WeightWatchers.com beginning April 3, 2004. As a result, for all periods through and including the first quarter of 2004, WWI's transactions with WeightWatchers.com were not considered intercompany activities and therefore, the resulting income/(expense) has been included in the Company's consolidated results of operations. Beginning in the second quarter of 2004 with the adoption of FIN 46R, all transactions with WeightWatchers.com are now considered intercompany activities and, therefore, are eliminated in consolidation.

        The Company's consolidated results for the year ended January 1, 2005 include only the income/(expense) resulting from WWI's activities with WeightWatchers.com that took place in the first quarter of 2004. However, the Company's consolidated results for the years ended January 3, 2004 and

December 28, 2002 include all the income/(expense) resulting from WWI's activities with WeightWatchers.com that took place during each respective period.

Loan Agreement:

        Pursuant to the amended loan agreement dated September 10, 2001 between WWI and WeightWatchers.com, WWI provided loans to WeightWatchers.com through fiscal year 2001 aggregating $34,500. WWI has no further obligation to provide funding to WeightWatchers.com. By the end of 2001, having reviewed the loan balances quarterly for impairment, WWI recorded a full valuation allowance against the balances. Beginning on January 1, 2002, the loan bears interest at 13% per year and beginning March 31, 2002, interest has been and shall be paid to WWI semi-annually. All principal outstanding under the agreement is payable in six semi-annual installments that commenced on March 31, 2004.

        For the years ended December 28, 2002, January 3, 2004 and January 1, 2005, the Company recorded interest income on the loan of $4,454 $4,219 and $949, respectively. As of December 28, 2002 and January 3, 2004, the interest receivable balance was $1,106 and $1,009, respectively, and is included within receivables, net. Other income recorded by the Company resulting from loan repayments was $0, $5,000 and $4,917 for the years ended December 28, 2002, January 3, 2004 and January 1, 2005, respectively.

Intellectual Property License:

        WWI entered into an amended and restated intellectual property license agreement dated September 29, 2001 with WeightWatchers.com. In fiscal 2002, WWI began earning royalties pursuant to the agreement. For the years ended December 28, 2002, January 3, 2004 and January 1, 2005, the Company recorded royalty income of $4,175, $7,080 and $1,954, respectively, which was included in product sales and other, net. As of December 28, 2002 and January 3, 2004, the receivable balance was $1,280 and $1,758, respectively, and is included within receivables, net.

Service Agreement:

        Simultaneous with the signing of the amended and restated intellectual property license agreement, WWI entered into a service agreement with WeightWatchers.com, under which WeightWatchers.com provides certain types of services. WWI is required to pay for all expenses incurred by WeightWatchers.com directly attributable to the services it performs under this agreement, plus a fee of 10% of those expenses. The Company recorded service expense of $1,862, $1,971 and $558 for the years ended December 28, 2002, January 3, 2004 and January 1, 2005, respectively, that was included in marketing expenses. The accrued service payable at December 28, 2002 and January 3, 2004 was $484 and $1,223, respectively, and is netted against receivables, net.

Nellson Agreement:

        On November 30, 1999, WWI entered into an agreement with Nellson Neutraceutical, Inc. ("Nellson"), which until October 4, 2002 was a wholly-owned subsidiary of Artal, to purchase nutrition bar products manufactured by Nellson for sale at the Company's meetings. Upon sale by Artal, Nellson is no longer considered a related party. The term of the agreement ran through December 31, 2004. Total purchases from Nellson for the fiscal year ended December 28, 2002 were $24,351, which represented approximately 21% of total inventory purchases for the year.

Management Agreement:

        Simultaneous with the closing of WWI's acquisition by Artal, WWI entered into a management agreement with The Invus Group, LLC ("Invus"), the independent investment advisor to Artal. Under this agreement, Invus provided WWI with management, consulting and other services in exchange for an annual fee equal to the greater of $1,000 or one percent of WWI's EBITDA (as defined in the indentures relating to WWI's Senior Subordinated Notes), plus any related out-of-pocket expenses. This agreement has been terminated effective December 28, 2002. These management fees, recorded in other expense, net for the fiscal year ended December 28, 2002 were $2,838.

Heinz:

        At the closing of the Recapitalization, WWI granted to Heinz an exclusive worldwide, royalty-free license to use the Custodial Trademarks (or any portion covering food and beverage products) in connection with Heinz licensed products. Heinz paid WWI an annual fee of $1,200 for five years in exchange for the Company serving as the custodian of the Custodial Trademarks.

        As of January 3, 2004 and January 1, 2005, other accrued liabilities include $1,965 and $1,519, respectively, primarily consisting of food royalties received on behalf of Heinz.

13. Employee Benefit Plans

        The Company sponsors the Weight Watchers Savings Plan (the "Savings Plan") for salaried and hourly employees of WWI. The Savings Plan is a defined contribution plan that provides for employer matching contributions up to 100% of the first 3% of an employee's eligible compensation. The Savings Plan also permits employees to contribute between 1% and 13% of eligible compensation on a pre-tax basis. Expense related to these contributions for the fiscal years ended December 28, 2002, January 3, 2004 and January 1, 2005 was $1,033, $1,228 and $1,361, respectively.

        The Company sponsors the Weight Watchers Profit Sharing Plan (the "Profit Sharing Plan") for all full-time salaried employees of WWI who are eligible to participate in the Savings Plan (except for certain senior management personnel). The Profit Sharing Plan provides for a guaranteed monthly employer contribution on behalf of each participant based on the participant's age and a percentage of the participant's eligible compensation. The Profit Sharing Plan has a supplemental employer contribution component, based on WWI's achievement of certain annual performance targets, which are determined annually by the Board of Directors. The Company also reserves the right to make additional discretionary contributions to the Profit Sharing Plan. Expense related to these contributions for the fiscal years ended December 28, 2002, January 3, 2004 and January 1, 2005 was $1,560, $1,655 and $1,808, respectively.

        For certain senior management personnel of WWI, the Company sponsors the Weight Watchers Executive Profit Sharing Plan. Under the Internal Revenue Service ("IRS") definition, this plan is considered a Nonqualified Deferred Compensation Plan. There is a promise of payment by the Company made on the employees' behalf instead of an individual account with a cash balance. The account is valued at the end of each fiscal month, based on an annualized interest rate of prime plus 2%, with an annualized cap of 15%. Expense related to these contributions for the fiscal years ended December 28, 2002, January 3, 2004 and January 1, 2005 was $567, $774, and $947, respectively.

        During fiscal 2002, the Company received a favorable determination letter from the IRS that qualifies WWI's Savings Plan under Section 401(a) of the IRS Code.

        The Company also sponsors the WeightWatchers.com Savings Plan for salaried and hourly employees of WeightWatchers.com. This plan is a defined contribution plan that permits employees to contribute between 1% and 13% of eligible compensation on a pre-tax basis. There are no employer matching contributions and therefore no expense is recognized for this plan in the consolidated financial statements.

14. Cash Flow Information

	December 28, 2002	January 3, 2004	January 1, 2005
Net cash paid during the year for:
Interest expense	$41,588	$38,533	$13,564
Income taxes	$75,684	$59,739	$53,102
Noncash investing and financing activities were as follows:
Fair value of net assets acquired in connection with the acquisitions	$461	$4,797	$811

15. Commitments and Contingencies

Legal:

        On February 18, 2005, WWI satisfactorily settled the lawsuit with CoolBrands International, Inc. ("CoolBrands") and as of May 1, 2005, CoolBrands will no longer manufacture, sell, market or distribute ice cream and frozen novelty products using WWI's trademarks. On August 3, 2004, WWI filed a lawsuit to enforce the sell-off provisions of the CoolBrands license. On August 11, 2004, CoolBrands filed a lawsuit in the Supreme Court, State of New York, Nassau County, against WWI and Wells' Dairy Inc., WWI's new licensee for ice cream and frozen novelty products effective October 1, 2004.

        Due to the nature of its activities, the Company is, at times, also subject to pending and threatened legal actions that arise out of the normal course of business. In the opinion of management, based in part upon advice of legal counsel, the disposition of all such matters is not expected to have a material effect on the Company's results of operations, financial condition or cash flows.

Lease Commitments:

        Minimum rental commitments under non-cancelable operating leases, primarily for office and rental facilities, at January 1, 2005, consist of the following:

	WWI	Weight Watchers.com	Consolidated
2005	$23,958	$1,831	$25,789
2006	18,883	1,820	20,703
2007	12,878	1,524	14,402
2008	7,254	228	7,482
2009	6,049	—	6,049
2010 and thereafter	23,505	—	23,505

Total	$92,527	$5,403	$97,930

        Total rent expense charged to operations under these leases for the fiscal years ended December 28, 2002, January 3, 2004 and January 1, 2005 was $16,321, $23,855 and $27,198 (including $1,167 related to rent expense of WeightWatchers.com) respectively.

16. Segment and Geographic Data

        Effective with the adoption of FIN 46R in the first quarter of 2004 (see Note 1), the Company now has two reportable operating segments: Weight Watchers International and WeightWatchers.com, its affiliate and licensee. Since these are two separate and distinct businesses, the financial information for each company is maintained and managed separately. The results of operations and assets for each of these segments are derived from each company's financial reporting system. All intercompany activity is eliminated in consolidation. Since FIN 46R was adopted as of the last day of the first quarter of 2004, WeightWatchers.com's results of operations for the three months ended April 3, 2004 have been included in the charge for the cumulative effect of accounting change. Therefore, the measure of profitability for WeightWatchers.com for the fiscal year ended January 1, 2005 includes only their results of operations beginning with the second quarter of 2004. Prior to April 3, 2004, the Company was engaged principally in one line of business, weight loss, products and services. Therefore, segment information is not presented for fiscal 2003 or fiscal 2002.

        Information about the Company's reportable operating segments is as follows:

	Year Ended January 1, 2005
	Weight Watchers International	Weight Watchers.com	Intercompany Eliminations	Consolidated
Revenues from external customers	$959,930	$64,989	$—	$1,024,919
Intercompany revenue	6,205	1,678	(7,883)	—

Total revenue	$966,135	$66,667	(7,883)	$1,024,919

Depreciation and amortization	$8,095	$2,148	$—	$10,243

Operating income	$289,917	$16,011	$(43)	$305,885
Interest expense, net	14,611	2,299	(151)	16,759
Other (income)/expense, net	(9,292)	(310)	4,917	(4,685)
Early extinguishment of debt	4,264	—	—	4,264
Provision for/(benefit from) taxes	101,100	(4,660)	(1,918)	94,522

Income before cumulative effect of accounting change	$179,234	$18,682	$(2,891)	$195,025

Weighted average diluted shares outstanding				106,985

Total assets	$796,231	$30,793	$(10,838)	$816,186

        The following table presents information about the Company's sources of revenue and other information by geographic area. There were no material amounts of sales or transfers among geographic areas and no material amounts of United States export sales.

	Revenues
	December 28, 2002	January 3, 2004	January 1, 2005
NACO meeting fees	$350,683	$392,432	$373,119
International company-owned meeting fees	170,043	214,772	255,978
Product sales	237,602	276,835	274,640
Franchise royalties	31,347	24,879	18,789
Online subscription fees	—	—	64,989
Other	19,969	35,014	37,404

	$809,644	$943,932	$1,024,919

	Revenues
	December 28, 2002	January 3, 2004	January 1, 2005
United States	$542,885	$599,944	$606,916
United Kingdom	112,750	140,886	163,338
Continental Europe	117,425	159,155	196,953
Australia, New Zealand and other	36,584	43,947	57,712

	$809,644	$943,932	$1,024,919

	Long-Lived Assets
	December 28, 2002	January 3, 2004	January 1, 2005
United States	$299,349	$506,004	$572,012
United Kingdom	2,854	2,653	2,383
Continental Europe	2,537	3,153	3,376
Australia, New Zealand and other	18,302	26,431	27,676

	$323,042	$538,241	$605,447

17. Financial Instruments

Fair Value of Financial Instruments:

        The Company's significant financial instruments include cash and cash equivalents, short and long-term debt, current and noncurrent notes receivable, currency exchange agreements.

        In evaluating the fair value of significant financial instruments, the Company generally uses quoted market prices of the same or similar instruments or calculates an estimated fair value on a discounted cash flow basis using the rates available for instruments with the same remaining maturities. As of January 1, 2005, the fair value of financial instruments held by the Company, approximated the recorded value.

Derivative Instruments and Hedging:

        The Company entered into forward and swap contracts to hedge transactions denominated in foreign currencies to reduce currency risk associated with fluctuating exchange rates. These contracts were used primarily to hedge certain foreign currency cash flows and for payments arising from some of the Company's foreign currency denominated debt obligations. In addition, the Company enters into interest rate swaps to hedge a substantial portion of its variable rate debt. As of December 28, 2002 and January 3, 2004 the Company held currency and interest rate swap contracts to purchase certain foreign currencies and interest rate swaps totaling $92,936 and $255,156, respectively. The Company also held separate currency and interest rate swap contracts to sell foreign currencies and interest rate swaps of $96,051 and $256,564, respectively. As of January 1, 2005, the Company held contracts to purchase interest rate swaps with notional amounts totaling $150,000 and to sell interest rate swaps with notional amounts totaling $150,000. The Company is hedging forecasted transactions for periods not exceeding the next three years. At January 1, 2005, given the current configuration of its debt, the Company estimates that no derivative gains or losses reported in accumulated other comprehensive income (loss) will be reclassified to the Statement of Operations within the next twelve months.

        As of January 3, 2004 and January 1, 2005, cumulative losses for qualifying hedges were reported as a component of accumulated other comprehensive loss in the amount of $270 ($443 before taxes) and $70 ($115 before taxes), respectively. The Company discontinued certain of its cash flow hedges that were associated with the euro denominated Notes that were extinguished, as described in Note 6. As such, in fiscal 2003, the Company reclassified a net loss of $5,381 from accumulated other comprehensive income to other expense, net. In addition, the Company recorded net proceeds of $2,710 from the gain on settlement in cash from financing activities in the Statement of Cash Flows as cash flows from hedge transactions are classified in a manner consistent with the item being hedged. The ineffective portion of changes in fair values of qualifying cash flow hedges was not material. Prior to the extinguishment of the euro denominated Notes, the Company hedged 24% of the outstanding principal of the euro Notes via forward contracts, subsequent to the extinguishment, but prior to the repurchase of the remaining Notes, the Company was 100% hedged. As such, to offset gains or losses from changes in foreign exchange rates related to the euro denominated Notes for the fiscal years ended January 3, 2004 and January 1, 2005, the Company reclassified $310 ($508 before taxes) and $6 ($9 before taxes) from accumulated other comprehensive income (loss) to other expense, net.

        For the fiscal years ended January 3, 2004 and January 1, 2005 fair value adjustments for non-qualifying hedges resulted in a reduction to net income of $2,136 ($3,502 before taxes) and $798 ($1,309 before taxes), included within other expense, net, respectively. In addition, for the fiscal year ended December 28, 2002, the Company terminated all non-qualifying hedges resulting in an increase to net income of $1,439 ($2,359 before taxes), included within other expense, net.

18. Quarterly Financial Information (Unaudited)

        The following is a summary of the unaudited quarterly consolidated results of operations for the fiscal years ended January 3, 2004 and January 1, 2005.

	For the Fiscal Quarters Ended
	March 29, 2003	June 28, 2003	September 27, 2003	January 3, 2004
Fiscal year ended January 3, 2004
Revenues, net	$251,479	$258,869	$217,498	$216,086
Operating income	$79,414	$97,636	$74,018	$65,001
Net income	$40,581	$53,774	$11,482	$38,104
Basic EPS	$0.38	$0.50	$0.11	$0.36
Diluted EPS	$0.37	$0.49	$0.10	$0.35
	For the Fiscal Quarters Ended
	April 3, 2004	July 3, 2004	October 2, 2004	January 1, 2005
Fiscal year ended January 1, 2005
Revenues, net	$281,367	$264,892	$245,915	$232,745
Operating income	$82,216	$86,974	$73,818	$62,877
Net income	$36,757	$52,886	$50,232	$43,209
Basic EPS	$0.35	$0.50	$0.48	$0.42
Diluted EPS	$0.34	$0.49	$0.47	$0.41

        Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the total for the year. Beginning in the second quarter of fiscal 2004, the Company's results include the results of WeightWatchers.com (see Note 2 for further details).

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WEIGHT WATCHERS INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALACE SHEETS AT

(IN THOUSANDS)

	January 1, 2005	July 2, 2005
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$35,156	$134,271
Receivables, net	21,778	25,776
Inventories, net	32,929	25,324
Deferred income taxes	4,317	16,763
Prepaid expenses and other current assets	31,636	23,274

TOTAL CURRENT ASSETS	125,816	225,408
Property and equipment, net	17,480	17,215
Franchise rights acquired	557,121	555,976
Goodwill	25,125	52,502
Trademarks and other intangible assets, net	5,721	6,438
Deferred income taxes	77,964	74,531
Deferred financing costs and other noncurrent assets	6,959	6,255

TOTAL ASSETS	$816,186	$938,325

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Portion of long-term debt due within one year	$3,000	$3,000
Accounts payable	20,760	34,516
Accrued liabilities	62,252	80,027
Dividend payable to Artal Luxembourg, S.A.	—	304,835
Income taxes payable	34,684	16,995
Deferred income taxes	4,844	12,545
Deferred revenue	27,082	39,954

TOTAL CURRENT LIABILITIES	152,622	491,872
Long-term debt	466,125	480,625
Deferred income taxes	715	27
Other	285	2,048

TOTAL LIABILITIES	619,747	974,572
SHAREHOLDERS' EQUITY / (DEFICIT)
Common stock, $0 par; 1,000,000 shares authorized; 111,988 shares issued and outstanding	—	—
Treasury stock, at cost, 9,575 shares at January 1, 2005 and 8,704 shares at July 2, 2005	(222,547)	(249,804)
Deferred compensation	(233)	(9,474)
Dividend due to Artal Luxembourg, S.A.	—	(304,835)
Retained earnings	413,425	522,457
Accumulated other comprehensive income	5,794	5,409

TOTAL SHAREHOLDERS' EQUITY / (DEFICIT)	196,439	(36,247)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY / (DEFICIT)	$816,186	$938,325

WEIGHT WATCHERS INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Six Months Ended
	July 3, 2004	July 2, 2005
Meeting fees, net	$342,419	$380,534
Product sales and other, net	181,716	207,415
Online subscription fees	22,124	54,649

Revenues, net	546,259	642,598
Cost of meetings, products and other	247,687	270,736
Cost of online subscriptions	6,315	13,721

Cost of revenues	254,002	284,457

Gross profit	292,257	358,141
Marketing expenses	78,716	99,514
Selling, general and administrative expenses	44,351	108,112

Operating income	169,190	150,515
Interest expense, net	8,291	9,161
Other (income)/expense, net	(3,504)	1,773
Early extinguishment of debt	3,254	—

Income before income taxes and cumulative effect of accounting change	161,149	139,581
Provision for income taxes	59,565	53,481

Income before cumulative effect of account change	101,584	86,100
Cumulative effect of accounting change, net of tax	(11,941)	—

Net income	$89,643	$86,100

Basic Earnings Per Share:
Income before cumulative effect of account change	$0.96	$0.84
Cumulative effect of accounting change, net of tax	(0.11)	—

Net income	$0.85	$0.84

Diluted Earnings Per Share:
Income before cumulative effect of account change	$0.94	$0.82
Cumulative effect of accounting change, net of tax	(0.11)	—

Net income	$0.83	$0.82

Weighted average common shares outstanding:
Basic	105,692	102,956

Diluted	108,161	104,718

WEIGHT WATCHERS INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES
IN SHAREHOLDERS' EQUITY / (DEFICIT)

(IN THOUSANDS)

	Common Stock		Treasury Stock			Accumulated Other Comprehensive Income	Dividend Due to Artal Luxembourg, S.A.
					Deferred Compensation			Retained Earnings
	Shares	Amount	Shares	Amount					Total
Balance at January 3, 2004	111,988	$—	5,639	$(48,421)	$(214)	$6,266	$—	$223,557	$181,188
Comprehensive Income:
Net income								183,084	183,084
Translation adjustment, net of taxes of ($650)						(673)			(673)
Change in fair value of derivatives accounted for as hedges, net of taxes of ($128)						201			201

Total Comprehensive Income									182,612

Stock options exercised			(732)	2,955				(1,076)	1,879
Tax benifit of stock options exercised								7,678	7,678
Purchase of treasury stock			4,668	(177,081)					(177,081)
Restricted stock issued to employees					(162)			162	—
Compensation expense on restricted stock awards					143				143
Cumulative effect of accounting change								20	20

Balance at January 1, 2005	111,988	$—	9,575	$(222,547)	$(233)	$5,794	$—	$413,425	$196,439
Comprehensive Income:
Net income								86,100	86,100
Translation adjustment, net of taxes of $616						(1,002)			(1,002)
Change in fair value of derivatives accounted for as hedges, net of taxes of ($394)						617			617

Total Comprehensive Income									85,715

Stock options exercised			(1,588)	6,414				(2,943)	3,471
Tax benefit of stock options exercised								20,646	20,646
Exercise of WW.com warrants								(4,261)	(4,261)
Dividend due to Artal Luxembourg, S.A.							(304,835)		(304,835)
Purchase of treasury stock			717	(33,671)					(33,671)
Restricted stock issued to employees					(9,490)			9,490	—
Compensation expense on restricted stock awards					249				249

Balance at July 2, 2005	111,988	$—	8,704	$(249,804)	$(9,474)	$5,409	$(304,835)	$522,457	$(36,247)

WEIGHT WATCHERS INTERNATIONAL, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED
(IN THOUSANDS)

	Six Months Ended
	July 3, 2004	July 2, 2005
Cash provided by operating activities	$146,187	$181,427

Investing activities:
Capital expenditures	(2,199)	(4,808)
Website development expenditures	(273)	(1,213)
Repayments from equity investment	4,917	—
Cash paid for acquisitions	(31,917)	(58,160)
Other items, net	(519)	48

Cash used for investing activities	(29,991)	(64,133)

Financing activities:
Net decrease in short-term borrowings	(2,171)	(21)
Net proceeds from revolver	268,000	16,000
Payments of long-term debt	(454,930)	(1,500)
Proceeds from new term loan	150,000	—
Premium paid on extinguishment of debt and other costs	(321)	—
Proceeds from stock options exercised	1,049	3,471
Repurchase of treasury stock	(65,457)	(33,671)
Deferred financing costs	(2,657)	—

Cash used for financing activities	(106,487)	(15,721)

Effect of exchange rate changes on cash/cash equivalents and other	(907)	(2,458)
Impact of consolidating WeightWatchers.com	5,693	—

Net increase in cash and cash equivalents	14,495	99,115
Cash and cash equivalents, beginning of period	23,442	35,156

Cash and cash equivalents, end of period	$37,937	$134,271

WEIGHT WATCHERS INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. Basis of Presentation

        The accompanying consolidated financial statements include the accounts of Weight Watchers International, Inc., its wholly-owned subsidiaries and WeightWatchers.com, Inc. ("WeightWatchers.com" or "WW.com"). For all periods presented prior to the second quarter 2005, WW.com was consolidated pursuant to Financial Accounting Standards Board Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R"). As a result of Weight Watchers International's increased ownership interest in WW.com (see Note 2), beginning with the second quarter 2005, WW.com is consolidated pursuant to Accounting Research Bulletin No. 51, "Consolidated Financial Statements."

        The term "WWI" as used throughout this document is used to indicate Weight Watchers International and its wholly-owned subsidiaries. The term "the Company" as used throughout this document is used to indicate WWI as well as WeightWatchers.com. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include amounts that are based on management's best estimates and judgments. While all available information has been considered, actual amounts could differ from those estimates. The consolidated financial statements are unaudited but, in the opinion of management, reflect all adjustments (consisting of normal recurring adjustments and adjustments required upon adoption of FIN 46R) necessary for a fair statement.

        Management's Discussion and Analysis of Financial Condition and Results of Operations, which follows these notes, contains additional information on the results of operations, the financial position and cash flows of the Company. Those comments should be read in conjunction with these notes. The Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2005 includes additional information about the Company, its results of operations, its financial position and its cash flows, and should be read in conjunction with this Quarterly Report on Form 10-Q.

Recently Issued Accounting Standards:

        In December 2004, the Financial Accounting Standards Board issued Statement No. 123R, "Share-Based Payment" ("FAS 123R"), which replaces FAS 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees." FAS 123R eliminates the option of using the intrinsic value method to record compensation expense related to stock-based awards to employees and instead requires companies to recognize the cost of such awards based on their grant-date fair value over the related service period of such awards. In April 2005, the Securities and Exchange Commission approved a new rule that amended the effective date of FAS 123R for public companies, whereby the Company will now be required to adopt this standard beginning in the first quarter of 2006.

        In accordance with FAS 123R, the Company has elected to apply the modified prospective transition method to all past awards outstanding and unvested as of the date of adoption and will recognize the associated expense over the remaining vesting period based on the fair values previously determined and disclosed as part of its pro-forma disclosures. The Company will not restate the results of prior periods. Prior to the effective date of FAS 123R, the Company will continue to provide the pro forma disclosures for past award grants as required under FAS 123. The Company believes the pro forma disclosures in Note 2 to its consolidated financial statements for the year ended January 1, 2005 provide an appropriate short-term indicator of the level of expense that will be recognized in accordance with FAS 123R. However, the total expense recorded in future periods will depend on several variables, including the number of share-based payment awards that are granted in future periods and the fair value of those awards.

        The American Jobs Creation Act of 2004 (the "AJCA") was enacted on October 22, 2004 and includes a special one-time deduction of 85% of certain foreign earnings repatriated to the U.S. In December 2004, the FASB issued FSP FAS 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the AJCA, allowing companies additional time to evaluate the effect of the AJCA on plans for reinvestment or repatriation of foreign earnings. The Company does not believe this legislation will have a material impact to its results of operations or cash flows.

2. Acquisitions

Summary

        The acquisitions of Weight Watchers of Fort Worth, Inc. and F-W Family Corporation have been accounted for under the purchase method of accounting and, accordingly, earnings have been included in the consolidated operating results of the Company since their dates of acquisition. Pursuant to a merger agreement effective July 2, 2005, the last day of the second quarter, WWI increased its ownership interest in WW.com from approximately 20% to 53% for a total cash outlay of $136,385. See further discussion below for the accounting treatment of this transaction. Details of these acquisitions are outlined below.

Franchise Acquisitions

        On August 22, 2004, the Company completed the acquisition of certain assets of its Fort Worth franchisee, Weight Watchers of Fort Worth, Inc., for a purchase price of $30,000, which was financed through cash from operations. The purchase price has been allocated to franchise rights ($29,421), fixed assets ($226), inventory ($286), and other assets ($67). Pro forma results of operations, assuming this acquisition had been completed at the beginning of each period presented, would not differ materially from the reported results.

        On May 9, 2004, the Company completed the acquisition of certain assets of its Washington, D.C. area franchisee, F-W Family Corporation (d/b/a Weight Watchers of Washington, D.C.) for a purchase price of $30,500, which was financed through cash from operations, plus assumed liabilities of $348. The total purchase price has been allocated to franchise rights ($30,286), fixed assets ($300), inventory ($228) and other assets ($52). Pro forma results of operations, assuming this acquisition had been completed at the beginning of each period presented, would not differ materially from the reported results.

Acquisition of WW.com

        On June 13, 2005, Weight Watchers International entered into an agreement to acquire its affiliate, WeightWatchers.com. WWI increased its ownership interest in WW.com from 20% to 53% as follows: On July 1, 2005, WWI exercised its 6,395 warrants to purchase WW.com common stock for a total price of $45,660; and on July 2, 2005, WWI acquired through a merger of a subsidiary of WWI with WW.com (the "Merger") 1,126 shares of WW.com common stock owned by the employees of WW.com and other parties not related to Artal Luxembourg, S.A., ("Artal") for a total price of $28,383 and acquired an additional 2,759 shares of WW.com common stock, representing outstanding stock options then held by WW.com employees, for a total price of $62,342. On June 13, 2005, WW.com entered into a redemption agreement with Artal (the "Redemption") to purchase the 12,092 shares of WW.com currently owned by Artal. Subject to satisfying certain conditions, as outlined in the redemption agreement, WW.com will complete this purchase on December 30, 2005 for a total price of $304,835, the same purchase price per share as that paid by WWI in the Merger. Upon consummation of the Redemption, WWI will own 100% of WW.com.

        The acquisition of the 1,126 shares represented shares owned outright by the employees of WW.com and other parties not related to Artal. As such, this component of the transaction has been accounted for under the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations," ("FAS 141"). This resulted in an increase to goodwill of $27,346, which represents the excess of the purchase price of $28,383 over the net book value of the assets acquired of $4,262, plus transaction costs of $3,225. Management is in the process of finalizing the allocation of the purchase price and therefore the current balance for goodwill and other intangible assets is subject to change.

        The acquisition of 2,759 shares represented vested and unvested options owned by employees of WW.com. Because Artal owns approximately 47% of WW.com and is the parent company to WWI, the acquisition of these shares is considered to be a transaction between entities under common control, and therefore, the provisions of FAS 141 are not applicable. Under the guidance of FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation," ("FIN 44"), and Emerging Issues Task Force Issue No. 00-23, "Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FIN 44," ("EITF 00-23"), the Company was required to record a compensation charge related to the 2,293 vested options of $39,647 in the second quarter 2005. This amount represents the difference between the purchase price per share and the exercise price per share of the vested options. The 466 unvested options were exchanged for 134 restricted stock units of WWI, resulting in deferred compensation of $7,214, which will be recorded as compensation expense in future periods as the restricted stock units vest.

        In connection with the acquisition of the WW.com shares, WWI also purchased and canceled all 103 outstanding WW.com options held by WWI employees for a total settlement price of $2,415. Under the guidance of FIN 44 and EITF 00-23, the Company was required to record the full settlement price as a compensation charge in the second quarter 2005. This charge, coupled with the aforementioned $39,647 compensation charge recorded in connection with the vested options held by WW.com employees, result in a total compensation charge of $42,062, which was recorded as a component of selling, general and administrative expenses.

        Because WW.com entered into the Redemption with Artal prior to the end of the second quarter, the Company was required to record the liability associated with this component of the transaction in the second quarter in accordance with the provisions of Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." Because Artal owns approximately 47% of WW.com, and is the parent company to WWI, the Redemption is considered to be a transaction between entities under common control. As such, the full redemption amount is recorded as a dividend payable to Artal.

3. Goodwill and Intangible Assets

        In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the Company no longer amortizes goodwill or other indefinite lived intangible assets. The Company performed its annual fair value impairment testing as of January 1, 2005 on its goodwill and other indefinite lived intangible assets and determined that no impairment existed. Unamortized goodwill is due mainly to the acquisition of the Company by the H.J. Heinz Company in 1978. For the six months ended July 2, 2005, goodwill increased primarily due to WWI's increased ownership interest in WW.com (see Note 2). Management is in the process of finalizing the allocation of the purchase price and therefore the current balance for goodwill and other intangible assets is subject to change. Franchise rights acquired are due mainly to acquisitions of the Company's franchised territories. For the six months ended July 2, 2005, franchise rights acquired decreased due to foreign currency fluctuations.

        In accordance with SFAS No. 142, aggregate amortization expense for finite lived intangible assets was recorded in the amounts of $818 and $1,664 for the six months ended July 3, 2004 and July 2, 2005, respectively.

        The carrying amount of the Company's finite-lived intangible assets was as follows:

	January 1, 2005		July 2, 2005
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Deferred software costs	$5,050	$3,035	$5,673	$3,550
Trademarks	7,811	7,098	7,917	7,220
Non-compete agreement	1,200	1,175	1,200	1,200
Website development costs	6,815	4,624	8,327	5,454
Other	4,108	3,331	4,106	3,361

	$24,984	$19,263	$27,223	$20,785

        Estimated amortization expense on the Company's finite lived intangible assets for the next five fiscal years is as follows:

Remainder of 2005	$1,886
2006	$2,445
2007	$865
2008	$327
2009	$115

4. Long-Term Debt

        The Company's long-term debt is entirely attributable to WWI. WeightWatchers.com does not have any credit facilities.

        WWI's Credit Agreement dated as of January 16, 2001 and amended and restated as of December 21, 2001, April 1, 2003, August 21, 2003, January 21, 2004 and supplemented on October 19, 2004 (the "Credit Facility") consists of Term Loans and a revolving line of credit ("the Revolver").

        On January 21, 2004, WWI refinanced its Credit Facility as follows: the Term Loan A, Term Loan B, and the transferable loan certificate ("TLC") in the aggregate amount of $454,180 were repaid and replaced with a new Term Loan B in the amount of $150,000 and borrowings under the Revolver of $310,000. In connection with this refinancing, available borrowings under the Revolver increased from $45,000 to $350,000.

        Due to the early extinguishment of the Term Loans resulting from the January 21 refinancing, the Company recognized expenses of $3,254 for the three months ended April 3, 2004, which included the write-off of unamortized debt issuance costs of $2,933 and $321 of fees associated with the transaction.

        On October 19, 2004, WWI supplemented its net borrowing capacity by adding an Additional Term Loan B to its existing Credit Facility in the amount of $150,000. Coterminous with the previously existing Credit Facility, these funds were initially used to reduce borrowings under WWI's Revolver, resulting in no increase in WWI's net borrowing.

        On June 24, 2005, WWI amended its Credit Facility to amend certain provisions applicable to the Redemption scheduled for December 30, 2005 (see Note 2). WW.com anticipates financing the Redemption through credit borrowings.

        The Term Loan B and the Revolver bear interest at a rate equal to LIBOR plus 1.75% or, at WWI's option, the alternate base rate (as defined in the Credit Facility) plus 0.75%. The Additional Term Loan B bears interest at a rate equal to LIBOR plus 1.50%, or at WWI's option, the alternative base rate (as defined in the Credit Facility), plus 0.50%. In addition to paying interest on outstanding principal under the Credit Facility, WWI is required to pay a commitment fee to the lenders under the Revolver with respect to the unused commitments at a rate equal to 0.375% per year.

        The Credit Facility contains customary covenants including covenants that in certain circumstances restrict WWI's ability to incur additional indebtedness, pay dividends on and redeem capital stock, make other restricted payments, including investments, sell its assets and enter into consolidations, mergers and transfers of all or substantially all of its assets. The Credit Facility also requires WWI to maintain specified financial ratios and satisfy financial condition tests. The Credit Facility contains customary events of default. Upon the occurrence of an event of default under the Credit Facility, the lenders may cease making loans and declare amounts outstanding to be immediately due and payable.

5. Treasury Stock

        On October 9, 2003, the Company, at the direction of WWI's Board of Directors, authorized a program to repurchase up to $250,000 of the Company's outstanding common stock. On June 13, 2005, the Company, at the direction of WWI's Board of Directors, authorized adding $250,000 to this program.

        The repurchase program allows for shares to be purchased from time to time in the open market or through privately negotiated transactions. No shares will be purchased from Artal (as described in Note 1 of the Company's Annual Report on Form 10-K for the year ended January 1, 2005) under the program. During the six months ended July 3, 2004 and July 2, 2005, respectively, the Company purchased 1,771 and 717 shares of common stock in the open market at a total cost of $65,457 and $33,671, respectively.

6. Earnings Per Share

        Basic earnings per share ("EPS") computations are calculated utilizing the weighted average number of common shares outstanding during the periods presented. Diluted EPS is calculated utilizing the weighted average number of common shares outstanding adjusted for the effect of dilutive common stock equivalents.

        The following table sets forth the computation of basic and diluted earnings per share:

	Six Months Ended
	July 3, 2004	July 2, 2005
Numerator:
Income before cumulative effect of accounting change	$101,584	$86,100
Cumulative effect of accounting change, net of tax	(11,941)	—

Net income	$89,643	$86,100

Denominator:
Weighted-average shares	105,692	102,956
Effect of dilutive stock options	2,469	1,762

Denominator for diluted EPS—Weighted-average shares	108,161	104,718

Basic EPS:
Income before cumulative effect of accounting change	$0.96	$0.84
Cumulative effect of accounting change, net of tax	(0.11)	—

Net income	$0.85	$0.84

Diluted EPS:
Income before cumulative effect of accounting change	$0.94	$0.82
Cumulative effect of accounting change, net of tax	(0.11)	—

Net income	$0.83	$0.82

        The number of anti-dilutive stock options excluded from the calculation of weighted average shares for diluted EPS was 383 and 36 for the six months ended July 3, 2004 and July 2, 2005 respectively.

7. Stock Plans

        The Company has stock-based employee compensation plans and, as permitted by SFAS No. 123, continues to apply the recognition and measurement principles of APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for those plans. Except for costs incurred in connection with the acquisition of WW.com (See Note 2), no compensation expense for employee stock options is reflected in earnings, as all options granted under the plans had an exercise price equal to the market value of the common stock on the date of grant.

        The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123:

	Six Months Ended
	July 3, 2004	July 2, 2005
Net income, as reported	$89,643	$86,100
Add:
Total stock-based employee compensation expense as recorded under FIN44 and APB25, net of related tax effect	—	24,485
Deduct:
Total stock-based employee compensation expense determined under the fair value method for all stock option awards, net of related tax effect	(1,701)	(25,710)

Pro forma net income	$87,942	$84,875

EPS:
Basic—as reported	$0.85	$0.84

Basic—pro forma	$0.83	$0.82

Diluted—as reported	$0.83	$0.82

Diluted—pro forma	$0.81	$0.81

8. Income Taxes

        Although consolidated for financial reporting purposes, WWI and WeightWatchers.com are separate tax paying entities.

        The effective tax rate for the six months ended July 3, 2004, July 2, 2005 was 37.0% and 38.3%, respectively, on the consolidated results of the Company. For the six months ended July 3, 2004, the primary differences between the U.S. federal statutory tax rate and the Company's effective tax rate were state income taxes, offset by net operating loss carryforwards utilized by WeightWatchers.com. For the six months ended July 2, 2005, the primary differences between the U.S. federal statutory tax rate and the Company's effective tax rate were state income taxes, offset by lower statutory rates in certain foreign jurisdictions and net operating loss carryforwards utilized by WeightWatchers.com.

        Due to the consolidation of WeightWatchers.com, the Company has net operating loss carryforwards at July 2, 2005 of approximately $16,653 for federal income tax purposes. These losses are available to reduce WeightWatchers.com's future taxable income and will begin to expire at varying amounts after 2019.

9. Transactions with WeightWatchers.com

        WeightWatchers.com was formed on September 22, 1999 to develop and market monthly subscription weight loss plans on the Internet. WeightWatchers.com provides these weight management products to consumers through paid access to specified areas of its website. It also provides marketing services to WWI.

        For the first quarter of 2004, WWI's transactions with WeightWatchers.com were not considered intercompany activities and therefore, the income/(expense) resulting from transactions with WW.com has been included in the Company's consolidated results of operations. Beginning in the second quarter of 2004 with the adoption of FIN 46R, all transactions with WeightWatchers.com are now considered intercompany activities and therefore, eliminated in consolidation.

        Therefore, the Company's consolidated results for the six months ended July 2, 2005 contain no income/(expense) related to WWI's activities with WeightWatchers.com since all such activity was eliminated in consolidation. However, the Company's consolidated results for the six months ended July 3, 2004 include the income/(expense) resulting from WWI's activities with WeightWatchers.com that took place during the first quarter of fiscal 2004.

Loan Agreement:

        Pursuant to the amended loan agreement, dated September 10, 2001, between WWI and WeightWatchers.com, WWI provided loans to WeightWatchers.com through fiscal 2001 aggregating $34,500. By the end of 2001, having reviewed the loan balances quarterly for impairment, WWI recorded a full valuation allowance against the balances. Beginning on January 1, 2002, the loan bears interest at 13% per year. This loan has been fully repaid as of July 2, 2005.

        Interest income on the WW.com loan recorded by the Company was $949 for the six months ended July 3, 2004. Other income recorded by the Company resulting from loan repayments was $4,917 for the six months ended July 3, 2004.

Intellectual Property License:

        WWI entered into an amended and restated intellectual property license agreement dated September 10, 2001 with WeightWatchers.com. In fiscal 2002, WWI began earning royalties pursuant to the agreement. Royalty income recorded by the Company was $1,954 for the six months ended July 3, 2004. This amount is included in product sales and other, net.

Service Agreement:

        Simultaneous with the signing of the amended and restated intellectual property license agreement, WWI entered into a service agreement with WeightWatchers.com under which WeightWatchers.com provides certain types of services. WWI is required to pay for all expenses incurred by WeightWatchers.com directly attributable to the services it performs under this agreement, plus a fee of 10% of those expenses. Service expense recorded by the Company was $558 for the six months ended July 3, 2004. This amount was included in marketing expenses.

Acquisition of WW.com

        As described in Note 2, on June 13, 2005, WWI entered into an agreement to acquire its affiliate, WW.com. WW.com will continue to operate separately, and will continue to be subject to the license agreement and various ancillary agreements related to the sharing of space and resources.

10. Legal

        Due to the nature of its activities, the Company is, at times, subject to pending and threatened legal actions that arise out of the normal course of business. In the opinion of management, based in part upon advice of legal counsel, the disposition of all such matters is not expected to have a material effect on the Company's results of operations, financial condition or cash flows.

11. Derivative Instruments and Hedging

        The Company enters into interest rate swaps to hedge a substantial portion of its variable rate debt. In addition, in fiscal 2004, the Company entered into forward and swap contracts to hedge transactions denominated in foreign currencies in order to reduce currency risk associated with fluctuating exchange rates. These contracts were used primarily to hedge certain foreign currency cash flows and for payments arising from some of the Company's foreign currency denominated debt obligations. The Company no longer utilizes derivative instruments to hedge against foreign currency fluctuations. As of July 3, 2004, the Company held currency and interest rate swap contracts to purchase foreign currency and interest rate swaps with notional amounts totaling $209,156. As of July 2, 2005, the Company held contracts to purchase interest rate swaps with notional amounts totaling $150,000 and to sell interest rate swaps with notional amounts totaling $150,000. The Company also held separate foreign currency and interest rate swap contracts to sell foreign currency and interest rate swaps with notional amounts totaling $210,335. The Company is hedging forecasted transactions for periods not exceeding the next 3 years. At July 2, 2005, given the current configuration of its debt, the Company estimates that no derivative gains or losses reported in accumulated other comprehensive income will be reclassified to the Statement of Operations within the next 12 months.

        As of July 3, 2004 and July 2, 2005, cumulative gains/(losses) for qualifying hedges were reported as a component of accumulated other comprehensive income in the amounts of $55, or $90 before taxes and $546, or $896 before taxes, respectively. For the six months ended July 3, 2004, fair value adjustments for non-qualifying hedges resulted in a decrease to net income of ($166), or ($273) before taxes, respectively, included within other expense, net. For the six months ended July 2, 2005 there were no fair value adjustments recorded in operations since all hedges are considered qualifying.

12. Comprehensive Income

        Comprehensive income for the Company includes net income, the effects of foreign currency translation and changes in the fair value of derivative instruments. Comprehensive income is as follows:

	Six Months Ended
	July 3, 2004	July 2, 2005
Net income	$89,643	$86,100
Foreign currency translation adjustments	(1,980)	(1,002)
Current period changes in fair value of derivatives	325	617

Comprehensive income	$87,988	$85,715

13. Segment Data

        The Company has two reportable operating segments: Weight Watchers International and WeightWatchers.com. Since these are two separate and distinct lines of business, the financial information for each company is maintained and managed separately and is captured in separate financial reporting systems. All intercompany activity is eliminated in consolidation.

        Information about the Company's reportable operating segments is as follows:

        Since FIN 46R was adopted as of the last day of the first quarter of 2004, WeightWatchers.com's results of operations for the three months ended April 2004 were included in the first quarter 2004 charge for the cumulative effect of accounting change. This charge recorded all of the results of WW.com from inception to the end of first quarter 2004. As a result, the Company began consolidating 100% of the results of WeightWatchers.com in the second quarter of 2004, thus the direct measure of profitablility for WeightWatchers.com for the six months ended July 3, 2004 is the same as that for the three months ended July 3, 2004.

	Six Months Ended July 3, 2004
	WWI	WW.com	Intercompany Eliminations	Consolidated
REVENUES
Revenues from external customers	$524,135	$22,124		$546,259
Intercompany revenue	2,096	632	(2,728)	—

Total revenue	526,231	22,756	(2,728)	546,259

Depreciation and amortization	4,138	624	—	4,762

OPERATING INCOME	164,714	4,519	(43)	169,190
Interest expense, net	7,520	825	(54)	8,291
Other (income)/expense, net	(3,504)	—	—	(3,504)
Early extinguishment of debt	3,254	—	—	3,254
Provision for taxes	59,515	50	—	59,565

Income before cumulative effect of accounting change	$97,929	$3,644	$11	$101,584

Weighted averaged diluted shares outstanding				108,161

TOTAL ASSETS	$774,217	$18,916	$(13,313)	$779,820

	Six Months Ended July 2, 2005
	WWI	WW.com	Intercompany Eliminations	Consolidated
REVENUES
Revenues from external customers	$587,949	$54,649	$—	$642,598
Intercompany revenue	5,362	1,434	(6,796)	—

Total revenue	593,311	56,083	(6,796)	642,598

Depreciation and amortization	3,974	3,126	—	7,100

OPERATING INCOME	179,650	(29,135)		150,515
Interest expense, net	8,450	888	(177)	9,161
Other (income)/expense, net	(18,236)	342	19,667	1,773
Provision for taxes	73,691	(12,540)	(7,670)	53,481

Net income	$115,745	$(17,825)	$(11,820)	$86,100

Weighted averaged diluted shares outstanding				104,718

TOTAL ASSETS	$926,788	$123,693	$(112,156)	$938,325

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The actual and estimated expenses in connection with the offering, all of which will be borne by Weight Watchers International, Inc. are as follows:

SEC Registration Fee	$65,284
Accountants' Fees and Expenses	100,000
Legal Fees and Expenses	200,000
NASD Fees	57,000
Printing and Duplicating Expenses	70,000
Miscellaneous	15,016

Total	$507,300

Item 15. Indemnification of Directors and Officers.

        Weight Watchers International, Inc. is a Virginia corporation. Our articles of incorporation provide for the indemnification of our directors and officers in a variety of circumstances, which may include indemnification for liabilities under the Securities Act. Under sections 13.1-697 and 13.1-702 of the Virginia Stock Corporation Act, a Virginia corporation generally is authorized to indemnify its directors and officers in civil and criminal actions if they acted in good faith and believed their conduct to be in the best interests of the corporation and, in the case of criminal actions, had no reasonable cause to believe that the conduct was unlawful. Our articles of incorporation require indemnification of directors and officers with respect to certain liabilities and expenses imposed upon them by reason of having been a director or officer, except in the case of willful misconduct or a knowing violation of criminal law. Weight Watchers also carries insurance on behalf of its directors, officers, employees or agents that may cover liabilities under the Securities Act. In addition, the Virginia Stock Corporation Act and our articles of incorporation eliminate the liability for monetary damages of a director or officer in a shareholder or derivative proceeding. This elimination of liability will not apply in the event of willful misconduct or a knowing violation of criminal law or any federal or state securities law. Sections 13.1-692.1 and 13.1-696 through 704 of the Virginia Stock Corporation Act are incorporated into this paragraph by reference.

Item 16. Exhibits.

        (a)   Exhibits

        See Index to Exhibits.

Item 17. Undertakings.

        The undersigned Registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (i)  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

           (ii)  To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the

  Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 462(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

          (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the Registration Statement.

        (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of Weight Watchers International's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions set forth in response to Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 24, 2005.

WEIGHT WATCHERS INTERNATIONAL, INC.
By:	/s/ LINDA HUETT Linda Huett President, Chief Executive Officer and Director

        KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below hereby constitutes and appoints Philippe J. Amouyal, Christopher Sobecki and Robert W. Hollweg or any of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments to the Registration Statement, including post-effective amendments, and registration statements filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and does hereby grant unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on the 24th day of August, 2005.

Signature	Title

/s/ LINDA HUETT Linda Huett	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ ANN M. SARDINI Ann M. Sardini	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ RAYMOND DEBBANE Raymond Debbane	Chairman of the Board and Director
/s/ PHILIPPE J. AMOUYAL Philippe J. Amouyal	Director

/s/ JOHN F. BARD John F. Bard	Director
/s/ MARSHA JOHNSON EVANS Marsha Johnson Evans	Director
/s/ JONAS M. FAJGENBAUM Jonas M. Fajgenbaum	Director
/s/ SACHA LAINOVIC Sacha Lainovic	Director
/s/ SAM K. REED Sam K. Reed	Director
/s/ CHRISTOPHER J. SOBECKI Christopher J. Sobecki	Director

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1.	Form of Underwriting Agreement*
4.1	Specimen Stock Certificate representing Weight Watchers International Inc.'s Common Stock, no par value**
5.1	Opinion of Hunton & Williams LLP*
23.1	Consent of Hunton & Williams LLP (contained in Exhibit 5.1)*
23.2	Consent of PricewaterhouseCoopers LLP***
24.1	Power of Attorney (included on the signature page herewith)***

*
To be filed by Amendment

**
Incorporated by reference to Exhibit 4.3 to the Annual Report on Form 10-K of Weight Watchers International, Inc. for the fiscal year ended January 1, 2005

***
Filed herewith

QuickLinks

TABLE OF CONTENTS
Basis of Presentation
Market Data
Trademarks
PROSPECTUS SUMMARY
Recent Developments
Summary Historical Consolidated Financial and Other Information
RISK FACTORS
CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF OUR COMMON STOCK
CAPITALIZATION
SELECTED HISTORICAL FINANCIAL AND OTHER INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING SHAREHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
INDEX TO FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
WEIGHT WATCHERS INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS AT (IN THOUSANDS)
WEIGHT WATCHERS INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE FISCAL YEARS ENDED (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
WEIGHT WATCHERS INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT) (IN THOUSANDS)
WEIGHT WATCHERS INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE FISCAL YEARS ENDED (IN THOUSANDS)
WEIGHT WATCHERS INTERNATIONAL, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
WEIGHT WATCHERS INTERNATIONAL, INC. AND SUBSIDIARIES UNAUDITED CONSOLIDATED BALACE SHEETS AT (IN THOUSANDS)
WEIGHT WATCHERS INTERNATIONAL, INC. AND SUBSIDIARIES UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
WEIGHT WATCHERS INTERNATIONAL, INC. AND SUBSIDIARIES UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY / (DEFICIT) (IN THOUSANDS)
WEIGHT WATCHERS INTERNATIONAL, INC. AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED (IN THOUSANDS)
WEIGHT WATCHERS INTERNATIONAL, INC. AND SUBSIDIARIES NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution.
  Item 15. Indemnification of Directors and Officers.
  Item 16. Exhibits.
  Item 17. Undertakings.
SIGNATURES
INDEX TO EXHIBITS